FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of Feb 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                                2002 Full Year Financial Results
--------------------------------------------------------------------------------


                          The Abbey National Group Logo



                                 2002 Full Year
                                Financial Results









--------------------------------------------------------------------------------
                                                                   February 2003

CONTENTS
--------


              CHIEF EXECUTIVE'S REVIEW........................................ 3

1             GROUP SUMMARY................................................... 7

    1.1       Basis of results presentation................................... 7

    1.2       Summarised consolidated profit and loss account................. 7

    1.3       Consolidated trading profit and loss............................ 8

    1.4       Analysis of PFS and PBU......................................... 9

    1.5       Material charges and accounting policy changes..................11

    1.6       Divisional summary..............................................14

    1.7       Group business flows............................................15

    1.8       Risk Management and post year-end events........................18

    1.9       New organisational structure and directors' responsibilities....20

2             ANALYSIS OF KEY DRIVERS.........................................21

    2.1       Group operating income..........................................21
2

       2.1.1  Group trading income............................................21

       2.1.2  Retail Banking net interest income - spread.....................22

       2.1.3  Retail Banking trading non-interest income by product...........23

       2.1.4  Life Assurance income...........................................24

       2.1.5  Wholesale Banking trading income................................27

       2.1.6  Group Infrastructure trading income.............................27

    2.2       Group operating expenses........................................28

       2.2.1  Group trading expenses..........................................28

       2.2.2  Group trading expenses by division..............................28

    2.3       Personal Financial Services provision charge....................29

       2.3.1  Total Personal Financial Services non-performing loans (NPLs)...29

       2.3.2  Retail Banking arrears and properties in possession.............30

       2.3.3  Retail Banking - banking and UPL arrears........................31

       2.3.4  Provisions - other businesses...................................31

    2.4       Wholesale Bank provisions and losses on asset disposals -
              key drivers.....................................................32

    2.5       Group capital...................................................33

       2.5.1  Group capital...................................................33

       2.5.2  Analysis of life assurance capital..............................36

3             DIVISIONAL P&L ANALYSIS.........................................38

    3.1       Retail Banking..................................................38

    3.2       Wealth Management and Long-Term Savings.........................40

    3.3       Wholesale Banking...............................................41

    3.4       Group Infrastructure............................................42

4             OTHER MATERIAL ITEMS AND ACCOUNTING CHANGES.....................43

    4.1       Impact of embedded value re-basing and other adjustments........43

    4.2       Goodwill impairment.............................................44

    4.3       Pension fund deficit............................................45

    4.4       Cost programme implementation...................................46

    4.5       Stock option expensing..........................................46

    4.6       FRS 19 - Deferred tax...........................................46

    4.7       UITF Abstract 33 - Reserve Capital Instruments (RCI)............46

5             FURTHER DETAILS ON THE PORTFOLIO BUSINESS UNIT..................47

    5.1       Profit and loss split by PFS and PBU............................47

    5.2       Wholesale Banking exit portfolios...............................48

    5.3       First National..................................................57

    5.4       International operations........................................57

6             APPENDICES: SUPPLEMENTARY INFORMATION...........................58

              Appendix 1:  Financial statements for the year ended 31
                           December 2002......................................58

              Appendix 2:  Statutory net interest income......................62

              Appendix 3:  Group non-interest income..........................64

              Appendix 4:  Group operating expenses...........................65

              Appendix 5:  Group provisions...................................66

              Appendix 6:  Taxation...........................................68

              Appendix 7:  Prior year restatements............................69

              Appendix 8:  Trading profit and loss account by business
                           statement..........................................79

              Appendix 9:  Life Assurance disclosures.........................83

              FORWARD LOOKING STATEMENTS......................................87

CHIEF EXECUTIVE'S REVIEW
------------------------

Overview

Abbey National's reported results for 2002 reflect resilient Personal Financial Services (PFS) businesses overshadowed by large write-offs and charges relating to goodwill, credit exposures in Wholesale Banking and Life Assurance embedded value. These charges reflect the harsh impact on Abbey National of equity and credit market declines in recent years, impairment of certain assets, and management action taken to reduce risk in the business. Abbey National was not well positioned for these market conditions. The resulting loss before tax for the Abbey National Group of (pound)984 million is extremely unsatisfactory to all our stakeholders and highlights the real challenges that the business is facing up to. We are acting fast and decisively to address these challenges.

Following an intensive strategic review initiated in November, the ongoing businesses will be focused solely on providing the full range of personal financial services in the UK through direct and intermediary channels. All businesses outside this remit (other than treasury activities supporting PFS) are to be managed for value and exit in the Portfolio Business Unit (PBU). These are detailed below.

In taking these and other actions, we will be removing the majority of the risk inherent in current operations outside PFS whilst substantially reducing risk in the ongoing business as well. Abbey National remains well capitalised, offering stability and security to our 16 million customers in the UK, who will increasingly be our focus in the future. This is a radical shift in strategy. It will allow us to channel our energies into our core markets where we have demonstrable strengths and where we have the greatest opportunity to succeed and distinguish ourselves. In all we do, we are governed by the goals of rebuilding and maximising value for our shareholders and working with all our stakeholders to deliver enhanced earnings quality.


Financial and Business Highlights

Included in the loss before tax of (pound)984 million (equating to a loss per share of 87.4 pence) are a number of material charges and accounting policy changes, including:

o embedded value re-basing and other related adjustments, of(pound)632 million pre-tax in 2002, with total pre-tax prior year restatements of(pound)480 million;

o goodwill impairments of(pound)1,138 million, (which have not affected regulatory capital ratios); and

o provisioning, impairments and losses on disposals of credit impaired assets in the Wholesale Bank totalling(pound)902 million.

The core ongoing personal financial services businesses remain sound and generated 'trading' profit before tax (defined in Section 1.1) of (pound)1,219 million and earnings per share of 50.6 pence in 2002. PFS earnings in 2003 will be adversely affected by a lower expected return on embedded value (prior to any market movement in 2003) following its re-basing to year-end market values, the probability of some additional spread decline in the Retail Bank and additional pension costs as a result of stock market declines.

In terms of new business flows, the PFS business ended the year with reasonable momentum, with highlights including:

o a 10.6% share of mortgage net lending in the second half, full year 8.9%, and deposit inflows of(pound)1.9 billion in the year;

o   ISA and unit trust sales almost doubling;

o opening of almost half a million bank accounts and issuing over a quarter of a million new credit cards;

o   sales of general insurance up 20%; and

o sustained growth of protection sales, up 38% boosted by the progress of Scottish Provident.

Abbey National has also made substantial strides in terms of risk management. Actions taken include:

o a review of the Wholesale Bank with assistance from external market specialists;

o a 23% reduction in total risk weighted assets in the Wholesale Bank, with assets allocated to the portfolio business unit further reduced by (pound)7.7 billion in the first seven weeks of 2003. Significant progress in reducing concentration risk is also being made;

o major steps taken to reduce the risks in our life assurance business from exposure to downward movements in equity markets, including hedging programmes for product guarantee risks and substantial reductions in the effective equity backing ratios of the "with-profits" funds (25% as at market levels on 19 February 2003);

o ceasing the manufacture of with-profits bonds and subsequently reducing bonus rates in the light of the third successive year of market falls;

o   improved lending quality in the Retail Bank; and

o a range of activities to reduce other risks including addressing interest rate risk and pension fund risks. This includes the closure of the defined benefits pension scheme to new starters in 2002 and a reduction in the scheme's equity exposures in early 2003.


Capital and Dividends

The Board is proposing a final dividend of 7.35 pence, to give a full year dividend for 2002 of 25 pence per share (2001: 50 pence per share). The 25 pence level represents an appropriate starting point based on the trading potential of the ongoing PFS businesses, whilst having regard for the non-cash elements of Life Assurance reported earnings. It is Abbey National's intention to rebalance the dividend in 2003 in order to maintain its historical target split of payments between the interim and final dividend of approximately one-third/two thirds for future years.

For the future, we are targeting progressive dividend payouts. However, until the re-structuring is further progressed and underlying business performance improves, expected future dividend growth rates and payout ratios cannot be finalised.

We believe that the steps we are taking are consistent with our desire to ensure a strong capital position to protect against market shocks, and to maintain stability and offer security to our customers. At the same time our actions are materially reducing the risks in the business against which capital is held.

At all times we intend to be disciplined in managing for shareholder value. A net capital release from the PBU is targeted. To the extent that surplus capital arises from our actions, we favour shareholder distribution unless there is a compelling strategic and economic case for reinvestment.


Strategy

Abbey National intends to maximise customer and shareholder value. We are targeting excellence via an intense focus as the largest 'pure-play' provider of personal financial services in the UK. While not yet in optimal shape, we nevertheless start with a franchise of around 16 million customers, a top 5 position in many relevant markets, a distinctive, trusted and powerful brand, and a broad distribution network.

Our goal is to deliver a compelling proposition to UK consumers, who do not feel that they have been well served by the UK banking industry. Through the highest level of service and advice to all, we will deliver more value to customers - to earn their trust and commitment. Work is underway to develop and implement this model.

To support this, we have moved away from a vertical, silo-based organisational approach, to a flatter, functional structure. This new structure is built around the customer, and will deliver enhanced performance through a streamlining of operations and enhanced focus on the economics of distribution and production. A rigorous consolidation, rationalisation and sourcing review is underway.

We will operate as "one company" based on function, with a single leadership team, whilst reducing risk and realising capital from non-core activities.


Cost Reduction

We are targeting annualised cost savings exceeding (pound)200 million in our PFS businesses, deliverable by the end of 2005. In addition, extensive cost savings will be realised in the Portfolio Business Unit as disposals and rundowns are executed.

In total, implementation costs are expected to lie in a similar ratio to those of other cost programmes in the financial services sector in recent years. The majority of the implementation spend is expected to be incurred in 2003 and 2004. It is the intention that some of the cost savings will be reinvested where critical to the transformation of the business.


Portfolio Business Unit

As part of the strategic review, all businesses were challenged in terms of their underlying potential, within the context of the company's need to focus on its competitive strengths. As a result, all international operations (excluding certain international funding and deposit taking activities) have been deemed non-core, as has First National due to the lack of synergy and brand compatibility. It is important to stress that whilst we will exit the operations, some of these businesses remain profitable and open for 'business as usual' - they simply do not fit with the new focus.

The asset-based portfolios (loans, leasing and bonds), representing a majority of the Wholesale Bank's risk, have also been assigned to the PBU. This reflects application of the same criteria and also the desire to align risk appetite with business advantage and stakeholder needs going forward.

In 2003 and thereafter, a material fall in pre-provisions PBU income would be expected dependent on the pace of wind down of the asset based portfolios. In addition, dependent on market conditions and the speed and manner of the asset run-off or disposal process selected, further substantial credit related losses could arise as risk is reduced and capital released.

All of the PBU portfolios and businesses will be managed to maximise value to our shareholders, targeting the greatest net capital release. Equally, it is important that this release of capital and management resource is timely. As a result, consideration is being given to a range of strategies which would enable business and asset disposal, or run-off, of the majority of assets in the PBU within the next three years.

The activities we are exiting are primarily those where we have limited competitive advantage and therefore, if kept, would tend to produce weak returns on capital and be especially vulnerable to disproportionate losses in bear markets.


Progress to date

Abbey National has made considerable progress since the interim stage and accelerated the transformation process since the strategic review commenced in November.

The Wholesale Banking asset base and concentrations have been significantly reduced, with excellent progress also made in the first few weeks of 2003. We have stepped away from the manufacture of with-profits bonds, replacing them with a version of Prudential's Prudence Bond in our branch network and a soon to be launched smoothed investment product for the intermediary channels. We have taken major steps in mitigating shareholder and customer exposure to further downward movements in equity markets in relation to the stock of business previously written. Important risk mitigation has also been accomplished in pensions and interest-rate exposures.

In 2003, we have already contracted to sell the Consumer and Retail Lending businesses of First National Bank (excluding Motor Finance and Litigation Funding) for a premium to net assets before goodwill of (pound)218 million, which will dispose an estimated (pound)3.9 billion of risk weighted assets on completion.

Since December, a transformation programme led by the Executive team and 50 top managers has been executed and the new top-level structure, strategy and implementation plan put in place. This has allowed planned cost savings to be validated and is a key enabler to future business improvement.

As shown by this release, we have also significantly increased disclosure and transparency in our reporting - a discipline we intend to maintain.


Key Performance Indicators (KPIs) and immediate goals

A key principle in the new organisation will be to increase accountability and drive superior performance through greater internal and external transparency. Over time, we will develop and disclose performance measures that are aligned to the long-term improvement in company value, and will be used to measure performance internally.

The high level KPIs are:

o   revenue per customer;

o   operating costs per customer;

o   new customer metrics;

o   customers retention metrics; and

o   passive customer metrics.

These KPIs are aimed at sales efficiency, profitability and length of relationships. Market share will be a measure of our success, not a driver of value per se.

Our priorities for the next six months include :

o implementation of the new company structure, with all roles confirmed and initial KPIs defined and communicated;

o delivering tangible improvements in terms of sales and service, supported by the launch of new CRM software 'One on One' and a new advice model in testing phase;

o   'on track' performance versus cost targets; and

o   further substantial progress within the PBU.


Challenges ahead

"On behalf of the whole Board, I would like to express our regret at the results and dividend cut that we have announced today.

However we have absolute conviction that we are pursuing the right strategy for Abbey National; for our customers, our employees, and our shareholders. It will be a long, hard process that we envisage spanning the next three years. We know that our shareholders will want to see tangible progress along the way, and we will be reporting regularly, the first opportunity being at the time of the interim pre-close statement in June. When we have completed our three year strategy we intend Abbey National to be esteemed by all its stakeholders for its positive value attributes.

The strategy will focus all our resources on serving the personal financial services needs of the customer - by delivering greater value to our customers, we will earn more value for shareholders. Our focus, as a scale institution, will make us unique and will enhance business performance and execution. The events of 2002 have also acted to focus minds, and this is already driving an increased sense of determination and delivery within the business. Our people are integral to our success and they are responding positively.

We have aligned all our talent, investment and energies on a clear, single and unifying goal under a suitable organisational structure. We are now wholly focused on delivering. "

                                                                   Luqman Arnold

1.  GROUP SUMMARY

1.1:  Basis of results presentation

2002 financial results have been impacted by a number of significant items and accounting policy changes including re-basing of embedded value (EV), increased Wholesale Banking provisioning and losses on asset disposals, and charges for goodwill impairment. Prior years' numbers have been restated throughout the document as appropriate.

In addition, other accounting policy changes include the expensing of stock options, providing for deferred tax on a full provision basis (FRS 19), and the reclassification of Reserve Capital Instruments (UITF Abstract 33). A summary of all accounting restatements is included in Section 4, with a detailed reconciliation included in Appendix 7.

The accounting policy changes are a result of the adoption of new accounting standards, and in the case of embedded value and stock option expensing, as a result of a review of industry or emerging accounting practice.

Table 1.2 has been prepared on a statutory consolidated basis. Table 1.3 and much of the analysis that follows has been prepared on a "Trading Performance" basis. This presentation excludes:

o   the impact of the embedded value re-basing and other adjustments;
o   losses on disposal of credit impaired assets;
o   other asset disposals;
o   the impact of goodwill charges; and
o expenses relating to cost programme implementation and a write-down of shares held to hedge stock options.

In particular, for the Life businesses, embedded value results are included on a smoothed basis, which includes investment earnings calculated using long-term rates of return. The impact of the embedded value re-basing and other adjustments is disclosed separately.

This approach is being adopted to enable the reader to discern the underlying performance and trends in the business, with significant items disclosed separately. In all instances, all differences from the statutory presentation are identified and reconciled.

1.2:  Summarised consolidated profit and loss account


                                                        -----------------------------------------
                                                        31 December    31 December   31 December
                                                               2002           2001          2000
                                                          (pound) m      (pound) m     (pound) m
                                                       ------------------------------------------
Net interest income                                          2,689          2,692         2,680
Non-interest income                                            876          1,400         1,512

                                                       ------------------------------------------
Total income                                                 3,565          4,092         4,192

Other administrative expenses                               (1,889)        (1,709)       (1,685)
Depreciation of tangible fixed assets                         (103)          (111)         (122)
Goodwill impairment and amortisation                        (1,202)           (36)          (12)
Depreciation and impairment of operating lease assets         (280)          (256)         (178)
Provisions for bad and doubtful debts                         (514)          (263)         (273)
Provisions for contingent liabilities and commitments          (50)             9           (21)
Amounts written off fixed asset investments                   (511)          (256)          (32)

                                                       ------------------------------------------
(Loss) / profit on ordinary activities before tax             (984)         1,470         1,869
                                                       ------------------------------------------

(Loss) / earnings per ordinary share                         (87.4)p         63.2p         89.2p
Dividends per ordinary share                                  25.0p          50.0p         45.5p
Tier 1 ratio                                                   9.2%           8.4%          8.8%
Equity Tier 1 ratio                                            6.4%           6.3%          7.4%
                                                       ------------------------------------------


o Loss before tax of (pound)984 million (2001: profit of (pound)1,470 million) was largely due to the impact of re-basing embedded value on income, increased Wholesale Banking capital losses and provisions, and goodwill impairments. This is reflected in the loss per share of (87.4) pence.

o Full year dividend of 25.0 pence, down 50% on 2001, and including a proposed final dividend of 7.35 pence (2001: 33.2 pence).

o Tier 1 capital remained strong at 9.2% (2001: 8.4%), whilst the equity Tier 1 ratio remained broadly flat at 6.4% compared with the restated 2001 level of 6.3%. The negative impact on equity Tier 1of the embedded value re-basing and Wholesale Banking provisions, was offset by a reduction of risk weighted assets of (pound)5.8 billion, largely due to asset sales in the Wholesale Bank.

1.3:  Consolidated trading profit and loss


                                                       ------------------------------------------
                                                        31 December    31 December   31 December
                                                               2002           2001          2000
                                                          (pound) m      (pound) m     (pound) m
                                                       ------------------------------------------
Gross trading income                                         4,257          4,420         4,229
Less:  Depreciation of operating lease assets                 (242)          (256)         (178)

                                                       ------------------------------------------
Trading income                                               4,015          4,164         4,051

Adjust for:
 -  Embedded value re-basing and other adjustments            (632)          (443)         (102)
 -  Wholesale Banking losses on asset disposals               (104)           (15)            -
 -  Other asset disposals                                       44            130            65
 -  IEM impairment  (1)                                        (38)             -             -

                                                       ------------------------------------------
Total income                                                 3,285          3,836         4,014

Trading expenses                                            (1,911)        (1,820)       (1,807)

Adjust for:
 -  Cost programme implementation                              (44)             -             -
 -  Share write-downs                                          (37)             -             -
 -  Goodwill charges                                        (1,202)           (36)          (12)

                                                       ------------------------------------------
Total expenses                                              (3,194)        (1,856)       (1,819)

Personal Financial Services provisions                        (315)          (254)         (292)
Wholesale Bank provisions (2)                                 (760)          (256)          (34)

                                                       ------------------------------------------
(Loss) / profit before tax                                    (984)         1,470         1,869
                                                       ------------------------------------------

Trading cost: income ratio (3)                                47.6%          43.7%         44.6%
                                                       ------------------------------------------


(1) IEM impairment charge of (pound)38 million reported on a statutory basis as depreciation of operating lease assets. IEM is the Wholesale Bank's aircraft leasing subsidiary.
(2) Includes (pound)247 million (2001: (pound) nil) reported on a statutory basis as provisions for bad and doubtful debts.
(3) Trading cost:
income ratio is calculated as trading expenses divided by trading income as shown in the table above.

o Trading income of (pound)4,015 million was down 4% (2001: (pound)4,164 million). This reflects a reduced contribution from Wholesale Banking arising from the planned reduction in risk weighted assets, and increased interest expense reported in Group Infrastructure partly offset by asset growth in Retail Banking and a full year contribution from Scottish Provident.

o Total income was down 14% largely due to losses on credit impaired asset disposals in the Wholesale Bank, and the embedded value re-basing in the Group's life businesses. The latter was (pound)632 million pre-tax and (pound)480 million post-tax, with prior year restatements included in the table above. Asset disposal profits of (pound)44 million in 2002 relate to leasing companies sold in the second half.

o Trading expenses were up 5% to(pound)1,911 million (2001: 1,820 million), largely driven by increased pension fund costs of (pound)26 million and investment spend in the Retail Bank.

o Total expenses increased significantly, largely due to goodwill impairments relating to First National, Scottish Provident and Cater Allen Offshore. These are non-cash items and do not affect the Group's core regulatory equity ratios. In addition, expenses relating to the recently announced cost programme were (pound)44 million (largely redundancy costs), whilst shares held to hedge stock based compensation programmes, were also written down.

o The trading cost: income ratio was 47.6% (2001: 43.7%), the decline being driven by the fall in Wholesale Banking income and the increase in trading expenses.

o Total provisions outside of the Wholesale Bank, consisting of lending provisions and provisions for contingent liabilities, of (pound)315 million increased by (pound)61 million. This was driven by provisions for contingent liabilities, relating to 2001 write backs of (pound)25 million not repeated, and additional 2002 provisions to cover potential claims. Retail lending provisions (including First National) were broadly flat at (pound)268 million (2001: (pound)263 million).

o Wholesale Bank provisions were (pound)760 million (2001: (pound)256 million). In total, credit charges and asset impairments were (pound)902 million (2001: (pound)271 million), including (pound)38 million related to aircraft asset impairments in IEM reported for statutory purposes in depreciation of operating lease assets, and (pound)104 million (2001:
    (pound)15 million) which was charged to the income line as a result of losses on credit impaired asset disposals.

1.4:  Analysis of PFS and PBU


Profit before tax

                                                                        --------------------
                                                                           31 December 2002
                                                                                  (pound) m
                                                                        --------------------
--------------------------------------------------------------------------------------------
Personal Financial Services (PFS)
Retail Bank                                                                             930
Abbey National Life                                                                     205
Retail Insurance                                                                         92
Scottish Mutual (excluding International Operations)                                    126
Scottish Provident (excluding International Operations)                                  48
Wealth Management (excluding First National and European Operations)                     50
cahoot                                                                                  (25)

                                                                        --------------------
                                                                                      1,426

Financial products                                                                       60
Short-term markets and asset and liability management                                    88

                                                                        --------------------
Group Treasury                                                                          148

Group Infrastructure                                                                   (355)

                                                                        --------------------
PFS trading profit before tax                                                         1,219
--------------------------------------------------------------------------------------------

Adjust for:
 -  Embedded value re-basing and other adjustments                                     (553)
 -  Goodwill charges                                                                   (811)
 -  Share write-downs                                                                   (37)
 -  Cost programme implementation                                                       (34)

                                                                        --------------------
PFS loss before tax                                                                    (216)

Portfolio Business Unit (PBU)

Wholesale Banking businesses (after credit charges and impairments)                    (455)

International Life businesses                                                             5
European Banking                                                                          8
First National                                                                          110

                                                                        --------------------
PBU trading loss before tax                                                            (332)

Adjust for:
 -  Embedded value re-basing and other adjustments                                      (79)
 -  Goodwill charges                                                                   (391)
 -  Other asset disposals                                                                44
 -  Cost programme implementation                                                       (10)

                                                                        --------------------
PBU loss before tax                                                                    (768)

                                                                        --------------------
Group loss before tax                                                                  (984)
                                                                        --------------------

The above table is only intended to give broad guidance as to the split of business going forward and comparatives have not been provided above or in the remainder of this section.

It is possible that additional businesses may still be allocated to the PBU, but these will not be significant within the Group context.


Personal Financial Services

Trading profit before tax for the personal financial services businesses was (pound)1,219 million. The following analysis calculates pro forma trading earnings per share for the retained PFS business.

                                                          ----------------
Pro forma trading earnings per share                      31 December 2002
------------------------------------                             (pound) m
                                                          ----------------
PFS trading profit before tax (as defined on page 8)                1,219
Estimated tax expense (assuming 30%)                                 (366)
Minority interest and preference shares                              (124)

                                                          ----------------
Profit attributable to shareholders                                   729
                                                          ----------------

Average number of shares in issue (m)                               1,442

                                                          ----------------
Trading PFS earnings per share (pence)                              50.6p
                                                          ----------------

As set out on page 8, PFS 'trading' profit before tax excludes the cost programme expenses and ongoing goodwill amortisation.

Note that the 2003 results for these businesses may vary materially from 2002. Amongst other factors and before the impact of the cost programme, embedded value re-basing in 2002, and the resultant unwind of the discount rate on a lower embedded value stock figure will impact 2003 PFS earnings. The impact is estimated at (pound)70 million. In addition, a further decline in the Retail Banking spread is expected, and additional pension costs of circa (pound)34 million are possible, subject to market movements and the outcome of the annual review in March. Certain historic capital raisings by the Group incorporated floors, which meant a minimum fixed rate interest rate would be paid (in order to reduce the margin over LIBOR). In the light of a revised approach to risk management and the current interest rate environment, the Group has decided to convert these to a fully floating rate, with an anticipated increase in margin cost going forward of circa (pound)23 million.


Portfolio Business Unit

Of the (pound)332 million trading loss incurred by the Portfolio Business Unit (reflecting the Wholesale Bank related credit costs), (pound)64 million of trading profit relates to First National businesses contracted to be sold to GE Consumer Finance.

In 2003 and thereafter, a material fall in pre-provisions PBU income would be expected dependent on the pace of wind down of the asset based portfolios. In addition, dependent on market conditions and the speed and manner of the asset run-off or disposal process selected, further substantial credit related losses could arise as risk is reduced and capital released.

Risk weighted assets (RWAs) associated with the PBU as at 31 December 2002 were as follows:

                                                ------------------------------
                                                         31 December 2002
                                                      Assets           RWAs
                                                    (pound) bn     (pound) bn
                                                ------------------------------

Debt securities                                         32.3           11.1
Loan portfolio                                           8.4            7.2
Leasing businesses                                       5.7            3.7
Private Equity                                           0.8            1.1
Other                                                    1.4              -
                                                ----------------------------
Wholesale Banking businesses                            48.6           23.1

Consumer and Retail Finance                              4.8            3.9
Motor and Litigation Finance                             3.2            3.9
                                                ----------------------------
First National                                           8.0            7.8

European Banking and other                               3.4            1.8

                                                ----------------------------
                                                        60.0           32.7
                                                ----------------------------

Note: International Life businesses do not have RWAs, and are therefore excluded from the above analysis.

The Chief Executive's Review provides more detail on the strategic review and direction of the Group, and the resulting split of the existing Group, part of which is depicted in the table above. Further details relating to the Portfolio Business Unit are included in Section 5. The remainder of the report is based on the existing divisional structures as reported at the interim stage. Appendix 7 provides details of divisional restatements made at the interim stage.

1.5:  Material charges and accounting policy changes

Note that detailed explanations of all accounting policy changes can be found in
Section 4.


Impact of embedded value re-basing and other adjustments

                                                      ----------------------------------------
                                                       31 December  31 December   31 December
                                                              2002     Restated      Restated
                                                                           2001          2000
                                                         (pound) m    (pound) m     (pound) m
                                                      ----------------------------------------
Adjustment to period end market values                        (321)        (259)         (102)
Guaranteed liability / MVA adjustment                         (362)        (184)            -
Change in equity backing assumption                            (64)           -             -
One-off benefit of funds under management transfer             115            -             -

                                                      ----------------------------------------
Total pre-tax impact on embedded value earnings               (632)        (443)         (102)
                                                      ----------------------------------------

Embedded value in the Life businesses has previously been calculated using a smoothed basis using long-term assumptions relating to investment returns, bonus rates, mortality and lapse rates. In 2002, following a review of industry practice, a significant change to the accounting policy has been adopted which has two effects.

Firstly, the approach to investment returns has now changed and actual period end market levels are used to calculate embedded value, thereby recognising any variation from the long-term investment assumptions. The substantial fall in equity values, with year-end FTSE 100 levels of 3,940 compared to 5,217 at the start of the year, has produced a significant negative variance in this item.

Secondly, certain investment products sold in prior years contain valuable options to the customer in the form of investment guarantees at certain dates in the future. There is (pound)4.7 billion of MVA-free and premium guarantee business outstanding in Scottish Mutual and Scottish Mutual International and (pound)2.6 billion of guaranteed annuity business written in Scottish Mutual and Scottish Provident. At the year-end, as the potential cost of these liabilities was substantially above the current and assumed future value (taking account of certain surrender and other assumptions) of the assets that support them, this gave rise to a charge against the embedded value. The new policy also recognises the value of the option to the customer. Hedging has now been put in place to substantially address the interest rate and equity option risk of the products. The additional impact of valuing these options in this manner compared to recognising losses on embedded value assumptions amount to (pound)233 million in 2002 and (pound)119 million in 2001.

In addition, the percentage of life assurance funds invested in equity markets has been actively reduced during 2002 and subsequently, to protect both customers and shareholders from further falls in equity markets. The long-term equity backing ratio assumption has therefore been reduced from 70% to 30%. At the year-end, the actual equity backing ratio was 34% compared to 50% at the end of 2001. Additional derivative based contracts would have produced an effective equity backing ratio of circa 10% at a FTSE level of 3,000 as at February 2003.

Finally, a gain in embedded value has been recognised reflecting the benefit of cost savings connected with bringing the fund management associated with Scottish Provident in house, also giving a small benefit to the costs of the other Life businesses. This is shown separately, with an offsetting impairment charge included in goodwill, as this amount was previously recognised as goodwill on acquisition.

Both the period end values and the change to the equity backing ratio will have the effect of reducing the expected profits from in-force business in 2003 compared to 2002. The resulting impact on a pre-tax basis of the unwind of the discount on a lower embedded value stock is estimated at circa (pound)70 million for 2003, prior to any market movements in 2003.

Of note, net capital injections into the Life businesses totalled (pound)866 million during 2002.


Wholesale Bank provisioning

As flagged at the interim stage, and in the full year pre-close statement, the 2002 results were adversely impacted by a significant increase in the level of provisioning and losses on asset disposals in the Wholesale Bank. The charges totalled (pound)902 million (2001: (pound)271 million), broken down as follows:


                                                   ----------------------------------------
                                                    31 December  31 December   31 December
                                                           2002         2001          2000
                                                      (pound) m    (pound) m     (pound) m
                                                   ----------------------------------------
Specific provisions                                         689          226            17
General provisions                                           71           30            17
IEM impairment                                               38            -             -
Losses on disposals of credit impaired assets               104           15             -
                                                   ----------------------------------------
Total provisions and losses on asset disposals              902          271            34
                                                   ----------------------------------------

As highlighted in the Chief Executive's statement, a significant change in strategy for the Wholesale Bank has been determined. Accompanying the execution of this change has been substantial work on risk exposures and asset values within the Wholesale Bank, including in-depth reviews by a range of external advisors. The result of this work is driving improvements to risk management, rationalisation of assets, provisioning and related risk disclosures.

The increased provisioning relates primarily to a marked deterioration in credit quality in certain sectors where Abbey National held risk concentrations. However, a substantial amount of the remaining asset portfolios have also experienced credit spread deterioration since their acquisition. More detail on the makeup of these portfolios is provided in Section 5. The losses on disposal of credit impaired assets reflect sales of (pound)10.5 billion ((pound)5 billion
RWAs) accomplished during 2002, primarily in the second half.

Of the specific provision charge of (pound)689 million, (pound)164 million relates to high yield and (pound)123 million to private equity. In addition, (pound)162 million relates to the power sector and (pound)34 million to the aviation sector.

Taking into account the more illiquid and complex parts of the CBO portfolio, the 'fair value' deficit relating to the (pound)31.5 billion non-trading bond portfolios as at 31 December 2002 was estimated to be (pound)664 million (2001:
(pound)428 million). This reflects losses that would be realised, largely as a result of credit spread deterioration, were a decision to be taken to sell portfolios down rather than hold them to maturity.

In the loan book specific balance sheet provisions of (pound)204 million have been set against (pound)836 million of exposures, the majority of which are in part secured. In substantial parts of the remaining portfolio, loan assets would be expected to realise less than book value were they to be sold in the near term rather than held to maturity.

Abbey National holds significant leasing portfolios. While the finance lease portfolio continues to exhibit sound credit quality, the operating lease portfolios, most notably the IEM aircraft leasing portfolio, would show meaningful deficits if sold in present market conditions.

Private equity exposures have been provided for in line with the recent fund manager valuations. However, in current market conditions, even a controlled disposal process would be expected to realise a lower value for the Group overall.

The general balance sheet provision is now (pound)146 million (2001: (pound)91 million) driven by a significantly increased charge in 2002.

Goodwill impairment

                                   -----------------------------------------------------------------------
                                        Opening     Goodwill   Amortisation   Write-down  Closing balance
                                        balance   acquired /                                  31 Dec 2002
                                     1 Jan 2002     disposed
                                      (pound) m    (pound) m      (pound) m    (pound) m        (pound) m
                                   -----------------------------------------------------------------------
Goodwill asset                            1,243         (38)           (64)        (765)            376
Goodwill previously written-off
to reserves                               1,201         (13)              -        (373)            815

                                   -----------------------------------------------------------------------
                                          2,444         (51)           (64)      (1,138)          1,191
                                   -----------------------------------------------------------------------

Scottish Provident                                                                 (604)
First National                                                                     (357)
Cater Allen Offshore                                                               (149)
Abbey National business                                                             (12)
Porterbrook                                                                         (16)

                                                                            -------------
                                                                                 (1,138)
                                                                            -------------

As a result of the Group strategic reviews, and changing market conditions, a revised view of the future value of certain assets has been calculated resulting in a goodwill impairment charge of (pound)1,138 million. These charges do not impact Group capital ratios.

The write-down with respect to Scottish Provident reflects the proposed exit from the International business, together with a cautious assessment of the growth prospects for the UK protection market, despite the good performance in 2002. This impairment is partly offset by the recognition of (pound)115 million pre-tax benefit in embedded value asset following the transfer of funds to Abbey National Asset Managers.

The First National impairment is a result of an assessment of the carrying value of goodwill against the projected financial performance of the businesses. The amount of the impairment is consistent with the proposed sale of parts of First National to GE Consumer Finance announced in February 2003.

The goodwill amortisation charge increased to (pound)64 million (2001: (pound)36 million), reflecting the full year impact of Scottish Provident. The carrying value of the goodwill asset as at 31 December 2002 was (pound)376 million. Based on this amount, the goodwill amortisation impact for 2003 is expected to reduce to circa (pound)19 million.


Expensing of stock options

The emerging trend in the accounting industry is to require that the fair value of all employee options be charged to the profit and loss account. Adopting this trend through a change in accounting policy results in a pre-tax charge of (pound)7 million in 2002 and cumulative prior year adjustments of (pound)17 million.

A further provision has also been made in relation to Abbey National ordinary shares acquired in past years through ESOP Trusts and other similar programmes. These have been held at cost against potential share requirements under various stock based employee compensation schemes, significant proportions of which may not vest or be exercised. The decision has been taken to write these down to market value and has led to a pre-tax charge of (pound)37 million in 2002. The company is planning to reduce the risk of similar charges in the future through revised share re-purchase and cancellation arrangements, to the extent allowed by the schemes.


Cost programme

Implementation expenses relating to the cost review programme initiated in 2002, totalled (pound)44 million. The cost programme is targeting over (pound)200 million of annualised cost savings from the PFS businesses by the end of 2005, in addition to removal, to the extent possible, of costs associated within the Portfolio Business Unit's activities. The relative cost to achieve these savings is expected to be similar to other cost programmes in the financial services sector.

In 2003, the cost of implementation is expected to exceed any cost savings included in that year. Disclosure will be made on programme progress and its financial impact in future results announcements.

1.6:  Divisional summary

                                                    --------------------------------------------
Profit before tax:                                    31 December    31 December    31 December
                                                             2002           2001           2000
                                                        (pound) m      (pound) m      (pound) m
                                                    --------------------------------------------
Retail Bank  (1)                                              930            936          1,002
Abbey National Life                                           205            202            182
Retail Insurance                                               92             88            116

                                                    --------------------------------------------
Retail Banking                                              1,227          1,226          1,300

Scottish Mutual                                               133            164            113
Scottish Provident                                             46             30              -
First National                                                110             94            130
Wealth Management (incl. Inscape and Europe)                   58             50              9
cahoot                                                        (25)           (63)           (63)

                                                    --------------------------------------------
Wealth Management and Long-Term Savings                       322            275            189

Wholesale Banking pre-provisions                              595            775            609
Provisions                                                   (760)          (256)           (34)
Losses on disposal of credit impaired assets                 (104)           (15)             -
IEM impairment                                                (38)             -              -

                                                    --------------------------------------------
Wholesale Banking                                            (307)           504            575

Group Infrastructure  (2)                                    (355)          (186)          (146)

Adjust for:

 -  Embedded value re-basing and other adjustments           (632)          (443)          (102)
 -  Other asset disposals                                      44            130             65
 -  Cost programme implementation                             (44)             -              -
 -  Share write-downs                                         (37)             -              -
 -  Goodwill charges                                       (1,202)           (36)           (12)

                                                    --------------------------------------------
Profit before tax                                           (984)          1,470          1,869
                                                    --------------------------------------------

(1) Restated to exclude the proceeds from the sale of the credit card business to MBNA in 2001.
(2) Restated to exclude goodwill amortisation and the impact of asset disposals included in 2001 and 2000.

Retail Banking

In Retail Banking, profit before tax was marginally higher at (pound)1,227 million (2001: (pound)1,226 million) driven by volume increases in General Insurance. The Retail Bank benefited from a growth in assets, more than offset by a reduction in fee income.

Wealth Management and Long-Term Savings

Profit before tax from Wealth Management and Long-Term Savings increased to (pound)322 million (2001: (pound)275 million). This reflected reduced losses in cahoot and the first full year from Scottish Provident.

Wholesale Banking

A loss before tax of (pound)(307) million was largely due to a significant increase in provisions. Pre-provision operating performance reflected difficult market conditions resulting in a reduction in trading income and fees, while the strategic review of the business led to an active reduction of risk-weighted assets.

Group Infrastructure

Losses in Group Infrastructure increased significantly to (pound)(355) million (2001: (pound)(186) million). Of the increased loss, (pound)92 million was in operating income, and largely reflected additional funding costs relating to Scottish Provident and the impact of increased subordinated debt borne centrally. Cost growth of (pound)26 million (12%), with additional project costs and the head office move, partly offset by reduced corporate advisory fees.

In addition, there was a (pound)51 million increase in provisions for contingent liabilities, partly resulting from releases in 2001 of (pound)25 million not repeated, with the balance relating to various potential claims.


1.7:  Group business flows

                                                  -----------------------------------------------------
                                                       31 December       31 December       31 December
                                                              2002              2001              2000
                                                  -----------------------------------------------------
Mortgages

Gross mortgage lending                               (pound)22.8bn     (pound)17.2bn     (pound)12.8bn
Capital repayments                                   (pound)15.8bn     (pound)12.0bn      (pound)9.6bn
Net mortgage lending                                  (pound)7.0bn      (pound)5.2bn      (pound)3.2bn
Mortgage stock                                       (pound)80.1bn     (pound)73.1bn     (pound)67.9bn

Market share - gross mortgage lending                        10.4%             10.7%             10.7%
Market share - capital repayments                            11.3%             11.3%             12.2%
Market share - net mortgage lending                           8.9%              9.5%              7.9%
Market share - mortgage stock                                11.9%             12.4%             12.7%


Savings and Investments

Retail deposits: (1)

Total net deposit flows                               (pound)1.9bn      (pound)4.6bn      (pound)1.4bn
Outstanding deposits                                 (pound)59.3bn     (pound)57.4bn     (pound)51.3bn
Cash ISA sales (included in deposit inflows)          (pound)1.3bn      (pound)2.5bn      (pound)1.3bn
Investment ISA sales                                  (pound)0.5bn      (pound)0.3bn      (pound)0.7bn

Market share - total household deposit flows                  2.2%              7.5%              3.6%
Market share - outstanding household deposits                 7.6%              8.0%              8.3%

Retail deposit flows by business:

Retail Banking                                       (pound)1,034m     (pound)1,344m       (pound)427m
cahoot                                                (pound)(78)m     (pound)1,699m       (pound)177m
Cater Allen and Inscape                                (pound)558m       (pound)857m       (pound)364m
Other (including Offshore)                             (pound)361m       (pound)660m       (pound)457m

                                                  -----------------------------------------------------
                                                     (pound)1,875m     (pound)4,560m     (pound)1,425m
Investment:  (2)

New business premiums                                (pound)3,279m     (pound)4,101m     (pound)4,267m
Annualised equivalent                                  (pound)427m       (pound)534m       (pound)524m

Funds under management                                 (pound)29bn       (pound)22bn       (pound)21bn


Banking

Bank account openings:
     Retail Banking                                        397,000           389,000           294,000
     cahoot                                                 46,000            97,000            25,000
     Wealth Management                                      43,000            41,000            12,000

                                                  -----------------------------------------------------
                                                  -----------------------------------------------------
                                                           486,000           527,000           331,000

Bank account stock:
     Retail Banking                                      2,582,000         2,346,000         2,101,000
     cahoot                                                151,000           112,000            17,000
     Wealth Management                                     296,000           301,000           119,000

                                                  -----------------------------------------------------
                                                  -----------------------------------------------------
                                                         3,029,000         2,759,000         2,237,000

Total bank account customer base  (3)                        3.72m             3.52m             3.33m



                                                  -----------------------------------------------------
                                                       31 December       31 December       31 December
                                                              2002              2001              2000

                                                  -----------------------------------------------------

Credit card openings:
     Retail Banking                                        216,000           162,000            23,000
     cahoot                                                 48,000            45,000            46,000

                                                  -----------------------------------------------------
                                                           264,000           207,000            69,000

Credit card stock:
     Retail Banking                                        810,000           610,000           470,000
     cahoot                                                114,000            73,000            35,000

                                                  -----------------------------------------------------
                                                           924,000           683,000           505,000

Unsecured gross lending:
     Retail Banking                                  (pound)1,014m     (pound)1,117m       (pound)963m
     cahoot                                            (pound)507m       (pound)134m         (pound)-m

                                                  -----------------------------------------------------
                                                     (pound)1,521m     (pound)1,251m       (pound)963m

Unsecured lending stock:
     Retail Banking                                  (pound)1,662m     (pound)1,673m     (pound)1,472m
     cahoot                                            (pound)464m       (pound)116m         (pound)-m

                                                  -----------------------------------------------------
                                                     (pound)2,126m     (pound)1,789m     (pound)1,472m

SME bank account openings (net)                             36,000            19,000             8,000
SME bank account stock                                      91,000            55,000            35,000

Insurance and Protection

General Insurance:

New policy sales                                           546,000           456,000           395,000
Policies in force                                        2,028,000         2,100,000         2,095,000

Protection:  (2)

New business premiums                                  (pound)112m        (pound)81m        (pound)14m
Annualised equivalent                                  (pound)112m        (pound)81m        (pound)14m

First National - net loan assets

Secured lending  (4)                                 (pound)2,780m     (pound)2,309m     (pound)1,962m
Motor finance  (5)                                   (pound)2,823m     (pound)2,869m     (pound)2,906m
Retail lending                                       (pound)1,995m     (pound)2,294m     (pound)2,695m

                                                  -----------------------------------------------------
                                                     (pound)7,598m     (pound)7,472m     (pound)7,563m
                                                  -----------------------------------------------------

(1) Deposit inflows and stock have been redefined to include all (both retail household and non-household) deposits made through the branch network and remote channels in the Group's retail orientated businesses, which are predominantly UK based. For market share purposes only personal deposits have been used to calculate the share of 'UK Household Deposits', in terms of both stock and flow, using a market size estimated from Office of National Statistics data.
(2) The acquisition of Scottish Provident was completed on 1 August 2001. 2001 includes a full year for Scottish Provident for comparative purposes. 2000 contains no Scottish Provident values.
(3) Statistic relates to the Retail Bank only.
(4) Balance includes Litigation Funding.
(5) First National Motor Finance balances include the Group's 50% share of assets held by the PSA joint venture.


Mortgages

Gross mortgage lending of (pound)22.8 billion (2001: (pound)17.2 billion) was up 33%, which, combined with capital repayments below our stock share, contributed to growth in net lending, of 35% on 2001. Total net lending of (pound)7.0 billion (2001: (pound)5.2 billion) represents a 8.9% full year net mortgage lending market share, and a second half share of 10.6%.

Mortgage lending to housing associations represented 0.6% and 0.4% of the Group's net lending and stock shares, whilst commercial and sub-prime lending through First National (included in the assets contracted to be sold to GE Consumer Finance) accounted for 0.3% and 0.3% on the same basis.


Savings and Investment

Total retail deposit inflows were (pound)1.9 billion (2001: (pound)4.6 billion). Within these, household inflows represented an estimated share of market household inflows of approximately 2.2%.

The second half performance was stronger than the first, with total retail deposit inflow of (pound)1.7 billion, and an estimated household market share of 5.1%. This was supported by a strong performance in the fixed-rate bond market, with inflows of (pound)0.6 billion in the second half of the year, and market leading internet only accounts, with eSaver regularly in best buy tables since launch in 2000.

cahoot suffered a decline in deposits through 2002, reflecting a re-pricing to move the in-credit account into positive margin.

Investment new business premiums of (pound)3.3 billion were down 20% on 2001, largely reflecting reduced sales of "with-profits" bonds through both Abbey National Life and Scottish Mutual.

In Abbey National Life, despite an estimated 19% fall in the Investment ISA market, sales increased by around 67% on 2001, boosting market share to approximately 9% during 2002. In total, ISA and unit trust sales almost doubled year-on-year, largely offsetting the fall in "with-profit" sales through direct channels. In September, Abbey National signed a deal with Prudential to distribute a version of its 'Prudence Bond' with sales commencing from 11 December 2002.

Investment funds under management increased by 32% to (pound)29 billion (2001:
(pound)22 billion) following the transfer of (pound)10 billion of Scottish Provident funds to Abbey National Asset Managers in April and inflows of new business, offset by negative investment returns and market movements.


Banking

The momentum in bank account openings was maintained through 2002, with the opening of 397,000 bank accounts through the Abbey National brand alone (2001:
389,000). Banking in-credit balances grew accordingly, with steady improvement in the Abbey National branded primary account base, now at 1.4 million, up 9%. With cahoot and other Wealth Management businesses including Cater Allen Private Banking, total account openings were 486,000 (2001: 527,000).

Credit card openings of 264,000 were up 28% on 2001, largely due to a full year impact of the relationship with MBNA. Total cards in issue are now 924,000. Gross unsecured lending of (pound)1.5 billion (2001: (pound)1.3 billion) increased by 22% driven by strong growth in cahoot.

SME Banking account openings were 89% higher than 2001, with 36,000 accounts opened. The total account base now stands at 91,000, up 65% on last year.


Insurance and Protection

General Insurance new business policy sales were up 20% to 546,000 (2001:
456,000), reflecting strong sales of both household, up 21%, and mortgage payment protection, up 34%, with sales across all channels contributing to this growth. This was offset by reduced motor insurance volumes, which should in part be addressed through new systems delivered through 2002 to support both direct and Internet channels. In total, active policies reduced due to increased new business sales being more than offset by net closures (non-renewals) on the existing book.

Protection new business volumes continued to grow during 2002. In particular, Scottish Provident UK term assurance new business volumes increased by 47%, representing a market share of over 20%.


First National

Total net loan assets increased by 2% to (pound)7.6 billion (2001: (pound)7.5 billion), with growth in secured lending broadly offset by competition-driven decreases in retail lending.

1.8:  Risk Management and post year-end events

Personal and mortgage lending

Throughout 2002, and since the interim stage, the credit quality of the secured lending book has improved significantly. 3 month plus arrears cases now stand at 13,500, down 30% during the year, and 16% since the interim stage. Repossessions are also lower than at the interim stage, and down 36% on the same point last year.

Lending criteria were tightened in 2002, with 86% of all new lending to customers with a loan to value of less than 90%. This compares to 67% in 2001.

In total, the average loan to value on the overall book is estimated at 46% gross of securitised assets. General provisions grew by 17% compared to a growth in the asset of 9%. This is a reflection of the current market conditions and would not necessarily be adequate in the event of a significant economic downturn.

Through 2002, bank account general provisions increased by 53% relative to asset growth of 11%. Excluding First National, Abbey National's exposure to unsecured lending represents only 2.5% of its total PFS credit exposures.

Life Assurance

Substantial risk management advances have been accomplished with respect to the Life businesses. A number of actions were taken to significantly reduce the Group's exposure to "with-profits" policies, including, early in 2002, a de-emphasis of "with-profits" new business in the UK and an accelerated process of product migration.

Going forward, the Group's capital exposure in this area will be further reduced as a result of the Retail Bank's arrangement with Prudential to distribute a version of its 'Prudence Bond'. Scottish Mutual has withdrawn its own "with-profits" products from the end of December 2002, prior to the launch of a new lower risk, less capital intensive investment contract in the first quarter of 2003.

In seeking to mitigate ongoing exposure to equity markets relating to historical business written, the actual equity backing ratios (EBR) across the Group's life assurance operations have been reduced to a level of 34% at 31 December 2002 compared to 50% at the start of the year. In addition the impact of derivative protection introduced, further reduces the equity exposure in the funds at the end of 2002 to an effective EBR of 30%.

Since the year-end, the EBR in the Group's closed with-profits funds (including the impact of derivatives) has been further reduced. Based on various assumptions, effective EBR at FTSE 100 level of 3,000 would now be approximately 10%. In addition, a variety of hedging strategies have been put in place, effectively cushioning policyholders and the Group against the impact of the previously unhedged guarantee exposures for GAOs and MVA-free guarantees. The cost of this programme was broadly covered by the provision raised and included in the embedded value re-basing and other adjustments. Nevertheless, given the range of assumptions necessary to model life exposures and run hedge programmes against them, particularly those relating to policy surrenders, the risk management activity must be expected to reduce, but not eliminate, future profit impacts from these exposures.

Since the year-end, (pound)120 million has been injected into the Life companies as a result of January's falling markets. A fall in equity values comparable to a decline in the FTSE 100 index from 3,500 to 3,000 would broadly necessitate a further (pound)100 million of capital to maintain 100% statutory solvency. In February, the Group announced that it had cut annual bonus rates to between 0% - 4% on its "with-profits" policies in force. This was again driven by risk and capital management discipline, striking a fair balance between policyholder and shareholder interests.

Wholesale Banking

The recently completed strategic review has redefined the scale and role of the Wholesale Bank within the Group's focus on Personal Financial Services. Core treasury, risk and product structuring and money market operations will be retained, with the remainder of the Wholesale Bank placed in the Portfolio Business Unit. As part of the strategic review, a full assessment of operational and financial risks was undertaken, drawing upon external market specialists from a number of institutions.

Since the interim, the business has sought to actively reduce balance sheet exposures and risk concentrations, and has taken on limited new business. Total assets at June were (pound)123 billion, which had reduced to (pound)89.5 billion by the year-end, though close to two-thirds of this reduction was in the short-term trading portfolio of Cater Allen International Limited (CAIL). Risk weighted assets have reduced accordingly (relating overwhelmingly to non-CAIL asset reduction), down 18% since the interim stage to (pound)30.4 billion.

Since the year-end, a further (pound)7.7 billion of assets relating to the Portfolio Business Unit have been sold, including strong progress in reducing certain larger single name exposures. This has been achieved at a cost of circa (pound)68 million pre-tax. Further updates on progress will be provided at the interim stage.

An enhanced disclosure of Wholesale Banking exposures relating to the Portfolio Business Unit is included in Section 5.


Pension Fund and other corporate exposures

In early 2002, the Group closed its final salary pension schemes to new entrants. These have been replaced with a defined contribution scheme where the Group's obligations are limited to its initial contributions. Additionally, a substantial reduction of the Group's exposure to equity risk in its pension funds was accomplished early in 2003 reducing the aggregate equity backing ratio in its pension funds to 50% from 80%.

One of Abbey National's important risk exposures is the potential adverse effect on net interest margins of falling interest rates. This derives primarily from:

o the gap between interest rates on mortgages and savings; exposure is dependent on competitive behaviour and has now been particularly mitigated by hedging, using parts of the fixed rate mortgage book; and

o capital issuance; (pound)1.85 billion of the Group's subordinated debt and preference share issuance prior to 2002 was not fully swapped to LIBOR-based floating interest rates, leaving un-hedged long-term risk exposures to lower interest rates. This exposure has been substantially eliminated in 2003 at an estimated future margin cost in the region of (pound)23 million per annum.


First National and other disposals

On 4 February 2003, the sale of First National to GE Consumer Finance was announced. The sale price includes a premium of (pound)218 million to net assets (subject to regulatory approvals and other conditions), and relates to (pound)4.8 billion of assets comprising First National's secured and retail unsecured lending. It excludes Motor Finance and Litigation Funding businesses. The sale covered an estimated (pound)3.9 billion of risk weighted assets.

In January, the Group also disposed of its 5.5% shareholding in Dah Sing at a book profit of (pound)3.3 million, releasing (pound)35 million in capital.


1.9:  New organisational structure and directors' responsibilities

New Structure:

As part of the Group's strategic review, a new functional organisational structure has been implemented. This has the effect of changing the roles and responsibilities of a number of full Board members.

The new structure will lead to an increased focus on the customer, and is expected to deliver enhanced performance through a streamlining of operations, and much greater emphasis on the economics of distribution and production.

The main components of the new organisation will be:

Customer Sales - responsible for all channel delivery (branches, telephone, internet banking) to both direct and intermediary customers, with a particular focus on increasing contact with customers who no longer visit branches or contact us. This will be headed by Mark Pain, formerly Managing Director, Wholesale Bank.

Customer Propositions - operating around five competencies: segment management, economic insights, branding, product strategy and marketing operations. This will develop detailed and unique customer insights and execute responsive marketing strategies. This division will be headed by an external appointment that has yet to be made.

Customer Operations - responsible for all operations activity (including service centres) built around five product service units including banking and savings, payment processing, investment, asset management, lending and general insurance. This will be headed by Mac Millington, formerly Managing Director, Wealth Management and Long-Term Savings.

Supporting the customer-facing divisions will be a number of business support functions:

Central Division - consisting of Finance, Communications, Corporate Development, Programme Management, Risk, Audit, Legal Services and ongoing Treasury business. This will be headed by Stephen Hester, who will assume the role of Chief Operating Officer, reflecting his increased responsibilities, which also include the PBU.

IT - responsible for providing the organisation with all its IT needs, as well as procurement, property and security will be headed by Yasmin Jetha, formerly Group IT and Infrastructure Director.

Human Resources - responsible for all human resources strategy and personnel support, and will be headed by Jim Smart (not a Board Director), pending an external appointment.

Portfolio Business Unit - consisting of those businesses earmarked for exit in coming years. This (together with the ongoing Treasury business) will be headed by Nathan Bostock (not a Board Director) reporting to Stephen Hester.

The new organisational structure is effective from 26th February 2003.


2.  ANALYSIS OF KEY DRIVERS

2.1:  Group operating income

2.1.1:  Group trading income


                                                       -------------------------------------------------
                                                           31 December      31 December     31 December
                                                                  2002             2001            2000
                                                                               Restated        Restated
                                                             (pound) m        (pound) m       (pound) m
                                                       -------------------------------------------------
Statutory net interest income                                    2,689            2,692           2,680

Statutory non-interest income                                      876            1,400           1,512
Less:  Statutory depreciation of operating lease assets           (280)            (256)           (178)

                                                       -------------------------------------------------
Adjusted non-interest income                                       596            1,144           1,334

                                                       -------------------------------------------------
Total income                                                     3,285            3,836           4,014

Adjust for:
 -  Embedded value re-basing and other adjustments                 632              443             102
 -  Wholesale Banking losses on asset disposals                    104               15               -
 -  Other asset disposals                                          (44)            (130)            (65)
 -  IEM impairment                                                  38                -               -

                                                       -------------------------------------------------
Trading income                                                   4,015            4,164           4,051
                                                       -------------------------------------------------

Other asset disposals comprise:

Wholesale Banking leasing companies                                 44                -               -
Credit card business                                                 -               49               -
Aitken Campbell                                                      -               52               -
London Stock Exchange shares                                         -               17               -
Willis National                                                      -               12               -
Sale and leaseback of property portfolio                             -                -              65

                                                       -------------------------------------------------
                                                                    44              130              65
                                                       -------------------------------------------------

(Refer to Appendix 2 and 3 for detailed statutory disclosures of net interest income and non-interest income.)

The remainder of Section 2 details the key drivers contributing to the 4% decline in trading income.


Group trading income by division

                                                       -------------------------------------------------
                                                           31 December      31 December     31 December
                                                                  2002             2001            2000
                                                                               Restated        Restated
                                                             (pound) m        (pound) m       (pound) m
                                                       -------------------------------------------------
Retail Banking                                                   2,444            2,392           2,462
Wealth Management and Long-Term Savings                            831              788             753
Wholesale Banking                                                  809              961             764
Group Infrastructure                                               (69)              23              72

                                                       -------------------------------------------------
Trading income                                                   4,015            4,164           4,051
                                                       -------------------------------------------------


Retail Banking trading income increased 2% to (pound)2,444 million (2001:
(pound)2,392 million), reflecting growth in net interest income despite a narrowing of the spread, and a stronger contribution from general insurance sales.

Trading income from Wealth Management and Long-Term Savings was up 5% to (pound)831 million (2001: (pound)788 million), partly due to the first full year contribution from Scottish Provident, but also supported by increased cahoot unsecured lending, the re-pricing of cahoot deposits and growth in Cater Allen Private Bank.

In Wholesale Banking, trading income was down 16%, reflecting difficult market conditions, asset reductions and the lack of new business written in the second half.

In Group Infrastructure, negative trading income of (pound)(69) million (2001:
(pound)23 million) reflects the full year impact of the Scottish Provident acquisition, and the impact of increased gearing levels borne centrally.


2.1.2:  Retail Banking net interest income - spread


                                                -----------------------------------------------
                                                  31 December      31 December     31 December
                                                         2002             2001            2000
                                                            %                %               %
                                                -----------------------------------------------
Net interest income ((pound)m)                          1,666            1,586           1,615

Average spread  (1)                                      1.79             1.86            2.01

Average asset spread                                     0.93             0.81            0.83
Average liability spread                                 0.86             1.05            1.18

Average margin  (2)                                      2.03             2.11            2.27

Year end free to go SVR asset (% of total)                 23               26              28
Year end SVR free to go asset spread (%)                 1.99             1.67            1.43

Year end branch-based deposits (% of total)                33               34              37
Year-end branch-based deposit spread (%)                 2.73             3.26            3.28
                                                -----------------------------------------------


Note: Retail Banking spreads and margins calculated exclude general insurance, unsecured personal loans and Abbey National Life. In addition, the half one asset and liability spreads have been restated to: Asset spread 0.93%; Liability spread 0.89%.
(1) Average spread is defined as interest received (less suspended interest) over average interest earnings assets, less interest payable over interest bearing liabilities (including an element of Wholesale Lending).
(2) Average margin is defined as net interest income (less suspended interest but after a recapitalisation adjustment) divided by the average interest earning assets.

The full year Retail Banking average spread was 179 basis points, down from 186 basis points for 2001. The second half spread was 175 basis points.

Despite a reduction in the spread, and a dual pricing liability charge of (pound)9 million, net interest income of (pound)1,666 million was up 5% (2001:
(pound)1,586 million). This reflected growth in asset balances, largely resulting from high levels of new mortgage business. In addition, the low interest rate environment and competitive marketplace have resulted in higher levels of redemptions, with associated fees up (pound)67 million, totalling (pound)198 million in 2002.

The stock of 'free to go' standard variable rate (SVR) asset declined marginally through 2002, and as at the end of 2002 represented 23% of the total. The tied SVR asset halved through 2002 to around (pound)2 billion.

The majority of the mortgage book is currently in an incentive or fixed rate period, after which it reverts to standard variable rate. Over (pound)3 billion asset are now in various flexible mortgages; simple products allowing customers to reduce their mortgage quickly by over-paying whenever they want, while keeping their banking and savings accounts separately.

In addition, (pound)19 billion of the mortgage asset is now in products where rates are linked directly to base rates.

Mortgage new business margins have tightened through 2002, and in the second half there has been a shift towards fixed rate lending.

The percentage of branch-based deposits was held broadly constant through 2002, following sharper reductions in previous years. The spread on branch-based accounts compressed during 2002 reflecting more competitive product offerings and the impact of lower base rates. Growth in current account balances during the year helped to support overall spreads.


2.1.3:  Retail Banking trading non-interest income by product

                                                      -------------------------------------------
                                                         31 December   31 December 31   December
                                                                2002          2001          2000
                                                           (pound) m     (pound) m     (pound) m
                                                      -------------------------------------------
Mortgage                                                         149           154           161

Savings                                                           67            69            65

Life Assurance                                                   208           204           189

Banking                                                          163           170           206

Business Banking (including depreciation of operating
lease assets)                                                      9            48            37

Insurance and Protection                                         149           134           163

Unsecured personal lending                                        33            27            26

                                                      -------------------------------------------
Trading non-interest income                                      778           806           847
                                                      -------------------------------------------

Net mortgage related fee income of (pound)149 million was down marginally (2001:
(pound)154 million). Within this decline is a (pound)37 million one-off benefit relating to the amortisation of introducer fees over 6 years (the average life of a mortgage), previously charged in the year incurred. In addition, a (pound)24 million benefit associated with mortgage indemnity guarantee (MIG) fees, resulting from amortisation over 6 years compared to 7 years previously assumed. This has been offset by increased mortgage new business volumes, and a one-off adjustment in 2001 of (pound)32 million reflecting treatment of MIG moving from an actuarial to straight line amortisation basis.

Savings related fee income was marginally down at (pound)67 million (2001:
(pound)69 million). This was due to a fall in commissions receivable on sales of Abbey National Life policies, arising from lower sales of "with-profits bonds".

The trading income of the life businesses is described in detail in Section
2.1.4.

Banking fee income of (pound)163 million is down marginally on last year's levels (2001: (pound)170 million). This is primarily as a result of reduced interchange fees received from Link, offset by a net increase in bank account income following the introduction of revised tariffs and increased volumes. Fees relating to the distribution of credit cards supplied by MBNA also had a positive impact.

The fall in fee income relating to business banking was largely due to the disposal of First National Vehicle Holdings in April. Net of depreciation on operating lease assets, this accounted for (pound)30 million of the (pound)39 million year-on-year decline.

Growth in retail insurance commissions, up 11% to (pound)149 million (2001:
(pound)134 million) reflected improvements across most product lines, supported by improved systems and on-line functionality, in addition to strong growth in the 'Peace of Mind' product.

Unsecured personal lending non-interest income increased by 22% to (pound)33 million (2001: (pound)27 million), driven by increased fee income resulting from payment protection on higher average loan sizes.


2.1.4:  Life Assurance income

                                                        --------------------------------------------------------
                                                                               31 December 2002
                                                                   AN      Scottish      Scottish         Total
                                                                 Life        Mutual     Provident
                                                            (pound) m     (pound) m     (pound) m     (pound) m
                                                        --------------------------------------------------------
New business contribution to EV                                    31            32            20            83

Contribution from existing business to EV:
 -  expected return                                                50           108            30           188
 -  experience variances                                           15            19            (6)           28
 -  changes in assumptions and other items                         35             -             3            38
 -  integration costs                                               -             -           (16)          (16)

                                                        --------------------------------------------------------
Increase in value of long-term assurance businesses               131           159            31           321

Non-EV earnings:
ANUTM and ANPIM contribution                                       63             -             -            63
Other income and operating expenses                                11           (26)           15             -

                                                        --------------------------------------------------------
Trading profit from long-term assurance                           205           133            46           384

Less:  Embedded value re-basing and other adjustments
                                                                  (32)         (549)          (51)         (632)

                                                        --------------------------------------------------------
Statutory profit / (loss) from long-term assurance
businesses                                                        173          (416)           (5)         (248)
                                                        --------------------------------------------------------

New business margin (%)  (1)                                      41%           16%           16%           21%



                                                        --------------------------------------------------------
                                                                               31 December 2001
                                                                   AN      Scottish      Scottish         Total
                                                                 Life        Mutual     Provident
                                                            (pound) m     (pound) m     (pound) m     (pound) m
                                                        --------------------------------------------------------

New business contribution to EV                                    52            82             9           143

Contribution from existing business to EV:
 -  expected return                                                52           104            14           170
 -  experience variances                                           11           (6)            11            16
 -  changes in assumptions and other items                         25             4             -            29
 -  integration costs                                               -             -           (13)          (13)

                                                        --------------------------------------------------------
Increase in value of long-term assurance businesses               140           184            21           345

Non-EV earnings:
ANUTM and ANPIM contribution                                       53             -             -            53
Other income and operating expenses                                 9          (20)             9           (2)

                                                        --------------------------------------------------------
Trading profit from long-term assurance                           202           164            30           396

Less:  Embedded value re-basing and other adjustments
                                                                  (34)         (351)          (58)         (443)

                                                        --------------------------------------------------------
Statutory profit / (loss) from long-term assurance
businesses                                                        168          (187)          (28)          (47)
                                                        --------------------------------------------------------

New business margin (%)  (1)                                      40%           29%           23%           32%


Note: Abbey National Life is included within the Retail Banking division, while Scottish Mutual and Scottish Provident are part of the Wealth Management and Long-Term Savings division. (1) New business margin is calculated as new business contribution to EV, divided by related annualised equivalent premiums for Life contracts.


New business contribution to embedded value, representing the profit earned from sales of new business after allowing for acquisition costs including commission, fell for Abbey National Life and Scottish Mutual mainly due to the decrease in sales of "with-profit" bonds, reflected in the decline of overall margins.

The expected return is the profit expected from in-force policies at the start of the period, and in Scottish Provident a full year contribution has driven the increase.

Experience variances capture the difference between actual experiences in the period compared to the assumptions, except for investment returns, which are handled separately, contained within the opening embedded value. In Abbey National Life the experience variances in 2002 include mortality and critical illness benefits and expense underruns. In Scottish Mutual a one-off benefit from tax settlements is offset by pension lapse losses in the UK and expense overruns in the international businesses. In Scottish Provident the principal item relates to expense overruns during the integration phase.

The main component of the changes in assumptions and other items represents improvements in Abbey National Life mortality experience. At the half year 2002, (pound)25 million was included for Scottish Provident as trading income from long-term assurance as partial credit for the funds under management transfer. This is now included within embedded value re-basing and other adjustments.

In Scottish Provident, integration expenses of (pound)16 million were incurred in order to achieve annualised savings, which reached 86% of the targeted (pound)55 million by end 2003 (after allowing for the impact of the increase in new business volumes).

The contribution from Abbey National Unit Trust Management and Abbey National PEPs and ISAs Managers has increased largely due to the increase in single ISA and unit trust volumes, which almost doubled in 2002.

Other income and operating expenses represent net earnings on capital offset by the Group's internal charge for capital (that impacts non-interest income). Where capital injections are made to the shareholder fund, the earnings on these are recorded as interest income, whereas injections into the long-term funds impact embedded value (non-interest income).

The new business margin percentage is influenced by the relative proportions of life, pension and protections products as well as being impacted by the split between single and regular premium contracts. The main reason for the year-on-year decline is due to reduced sales of "with-profits" products. In Scottish Provident the margin narrowing reflects market pressures.

The table below shows the Abbey National Asset Managers funds under management by company, and split by type of business:

                       --------------------------------------------------------
                                           31 December 2002
                                  AN      Scottish      Scottish         Total
                                Life        Mutual     Provident
                          (pound) bn    (pound) bn    (pound) bn    (pound) bn
                       --------------------------------------------------------

With-profit fund                   -           9.3           5.1          14.4

Non-profit fund                  4.9           7.6           2.4          14.9

                       --------------------------------------------------------
Total                            4.9          16.9           7.5          29.3
                       --------------------------------------------------------

The with-profit Scottish Provident fund has been closed since acquisition. With-profits business previously written through Abbey National Life is reassured to Scottish Mutual.

Life Assurance - new business premiums

                                          ------------------------------------------------------
                                                              31 December 2002
                                                     AN      Scottish        Scottish    Total
                                                   Life        Mutual       Provident
                                              (pound) m     (pound) m       (pound) m  (pound) m
                                          ------------------------------------------------------
Single
Pension                                              29           623           159         811
Life and investments:
 -  ISA and unit trusts                           1,031            50             -       1,081
 -  Life and other bonds                            111           222           155         488
 -  With-profits                                    101           688             -         789

                                          ------------------------------------------------------
                                                  1,272         1,583           314       3,169
Annual
Pension                                              18            42             9          69
Life and investments:
 -  ISA and unit trusts                              19             -             -          19
 -  Life and other bonds                              5             2            15          22
 -  Term assurance and protection                    27            15            70         112

                                          ------------------------------------------------------
                                                     69            59            94         222

                                          ------------------------------------------------------
Total new business premiums                       1,341         1,642           408       3,391
                                          ------------------------------------------------------
                                          ------------------------------------------------------
Annualised equivalent (1)                           196           217           125         539
                                          ------------------------------------------------------



                                          ------------------------------------------------------
                                                              31 December 2001
                                              (pound) m     (pound) m     (pound) m   (pound) m
                                          ------------------------------------------------------
Single
Pension                                              22           717            34         773
Life and investments:
 -  ISA and unit trusts                             542             8             -         550
 -  Life and other bonds                            104           173           153         430
 -  With-profits                                    705         1,505             -       2,210

                                          ------------------------------------------------------
                                                  1,373         2,403           187       3,963
Annual
Pension                                              18            47             8          73
Life and investments:
 -  ISA and unit trusts                              41             -             -          41
 -  Life and other bonds                              -             4            20          24
 -  Term assurance and protection                    20            13            48          81

                                          ------------------------------------------------------
                                                     79            64            76         219

                                          ------------------------------------------------------
Total new business premiums                       1,452         2,467           263       4,182
                                          ------------------------------------------------------
                                          ------------------------------------------------------
Annualised equivalent (1)                           216           304            95         615
                                          ------------------------------------------------------

(1) Calculated as the sum of 10% of single premium new business premiums, plus annual new business premiums.
Note: 2001 has been adjusted to include a full year of Scottish Provident (acquired 1 August 2001).

Single premium pension sales increased by 5%, largely due to the reinvestment in the first half of 2002 of pension scheme compensation payments made to Scottish Provident policyholders on demutualisation.

Single ISA and unit trust sales almost doubled in 2002 to (pound)1.1 billion (2001: (pound)0.6 billion). The rise was largely due to the increased number of structured ISA tranches sold through Abbey National Life during 2002.

Total life and other bonds were 12% ahead of 2001 due to sales of the flexible investment bond in Scottish Mutual.

As expected, Scottish Mutual and Abbey National Life have suffered in 2002 due to the decline in "with-profit" bond sales. Scottish Mutual plans to launch a new smoothed investment product in early 2003. Whilst Abbey National Life signed a deal with Prudential to distribute a version of its 'Prudence Bond' with sales commencing from December 2002.

2002 protection sales were 38% ahead of 2001, largely due to increased sales of term assurance contracts through Scottish Provident, but also boosted by Pegasus "Whole of Life" and Abbey National Life protection sales.

2.1.5:  Wholesale Banking trading income

                                                  ------------------------------------------------
                                                      31 December     31 December     31 December
                                                             2002            2001            2000
                                                        (pound) m       (pound) m       (pound) m
                                                  ------------------------------------------------
Net interest income                                           459             508             441

Dealing profits                                               103             174             107
Fee income                                                     24              73              52
Operating lease income (net of depreciation and
impairment)                                                   152             151              91
Private equity realisations                                    34              29              28
Other                                                          37              26              45

                                                  ------------------------------------------------
Trading income                                                809             961             764
                                                  ------------------------------------------------

Net interest income fell by 10% to (pound)459 million (2001: (pound)508 million) due predominantly to the restructuring of the investment portfolio. In total, assets were down 12%, and risk weighted assets by 23%.

Dealing profits and net fee income were lower due to poor global trading conditions and lower new business activities. Operating lease rental income reflects the full year impact of IEM, offset by increased charges for maintenance relating to Porterbrook. Private equity realisations remain in line with prior years. Other income principally relates to gains on other asset disposals and foreign currency exposures.


2.1.6:  Group Infrastructure trading income

Trading loss in 2002 was (pound)(69) million, compared to (pound)23 million in 2001. This is largely due to the impact of funding Life businesses, including the Scottish Provident acquisition and capital injections through 2002.

Group Infrastructure operating income should reflect earnings on the equity (i.e. interest free) element of the Group's surplus capital. To achieve this, the business unit statutory results are adjusted to reflect the impact of the regulatory capital they absorb, assuming a historical 70:30 equity: debt ratio, rather than the statutory capital they hold.

Over the last two years the Group has raised a significant amount of Tier 2 and interest bearing Tier 1 innovative capital, which now totals 62% of Group capital. The increased interest cost before tax, associated with the Tier 2 capital, has been reported in Group Infrastructure, and resulted in a net loss in 2002.

The balance of the year-on-year movement related to other funding arrangements with the Retail Bank.


2.2:  Group operating expenses

2.2.1:  Group trading expenses

                                                        -----------------------------------------------------
                                                            31 December        31 December       31 December
                                                                   2002               2001              2000
                                                                                  Restated          Restated
                                                              (pound) m          (pound) m         (pound) m
                                                        -----------------------------------------------------
Statutory operating expenses (excluding depreciation of
operating lease assets)                                           3,194              1,856             1,819

Adjust for:

 -  Cost programme implementation                                  (44)                  -                 -
 -  Share write-downs                                              (37)                  -                 -
 -  Goodwill amortisation                                          (64)               (36)              (12)
 -  Goodwill impairment                                         (1,138)                  -                 -

                                                        -----------------------------------------------------
Trading expenses                                                  1,911              1,820             1,807
                                                        -----------------------------------------------------
Of which:

Stock option expensing                                                7                  6                 4
Pension costs                                                       100                 74                71

                                                        -----------------------------------------------------

Refer to Appendix 4 for a detailed statutory disclosure of operating expenses.

Group trading expenses increased 5% to (pound)1,911 million (2001: (pound)1,820 million).

2.2.2:  Group trading expenses by division

                                                        -----------------------------------------------------
                                                            31 December        31 December       31 December
                                                                   2002               2001              2000
                                                                                  Restated          Restated
                                                              (pound) m          (pound) m         (pound) m
                                                        -----------------------------------------------------
Retail Banking                                                    1,067              1,016               995
Wealth Management and Long-Term Savings                             378                392               452
Wholesale Banking                                                   214                186               155
Group Infrastructure                                                252                226               205

                                                        -----------------------------------------------------
Trading expenses                                                  1,911              1,820             1,807
                                                        -----------------------------------------------------


Operating expenses in the Retail Bank increased by 5% to (pound)1,067 million (2001: (pound)1,016 million) as a result of investment in general insurance and customer relationship management platforms, an increase in customer-facing staff, pension cost increases and increased marketing spend in attacking the 'big 4' in personal and SME banking. Life assurance related expenses reported in embedded value were (pound)28 million (2001: (pound)25 million).

In Wealth Management and Long-Term Savings, trading operating expenses fell by 4% to (pound)378 million (2001: (pound)392 million) driven by the non-repetition of First National related integration costs. In addition, expenses in cahoot fell as investment spend reduced. Most of life assurance related expenses are reported on a net basis in embedded value earnings. These totalled (pound)209 million in 2002 (2001: (pound)161 million).

Wholesale Banking trading expenses of (pound)214 million (2001: (pound)186 million) were higher as a result of a full year impact of 2001 growth, which has subsequently been curtailed, and costs associated with the move to new premises incurred in the second half of the year.

Trading expenses in Group Infrastructure increased by (pound)26 million to (pound)252 million (2001: (pound)226 million) driven by increased (internal audit and risk management) headcount, property costs relating to the relocation of head office, and increased pension costs. This has been partly offset by reduced corporate advisory fees.

2.3:  Personal Financial Services provision charge

                                                      -------------------------------------------------
                                                          31 December      31 December     31 December
                                                                 2002             2001            2000
                                                            (pound) m        (pound) m       (pound) m
                                                      -------------------------------------------------
Secured                                                            32               42              43
Unsecured                                                         107              100             113

                                                      -------------------------------------------------
Retail Banking                                                    139              142             156

First National                                                    115              113             112
cahoot                                                             12                7               2
Other                                                               2                1               3

                                                      -------------------------------------------------
Wealth Management and Long-Term Savings                           129              121             117

                                                      -------------------------------------------------
Total lending provisions                                          268              263             273
                                                      -------------------------------------------------

Provisions for contingent liabilities and commitments,
and other                                                          47              (9)              19

                                                      -------------------------------------------------
Personal Financial Services provisions                            315              254             292
                                                      -------------------------------------------------


Refer to Appendix 5 for detailed statutory disclosures of provisions. Note that the statutory definition of provisions for bad and doubtful debts includes (pound)247 million of cost relating to Wholesale Banking exposures, not included in the above table.


Lending related provisions remained broadly flat in total, with a decrease in the Retail Bank of (pound)3 million to (pound)139 million (2001: (pound)142 million), more than offset by the charge in Wealth Management and Long-Term Savings, increasing to (pound)129 million (2001: (pound)121 million) as a result of asset growth in cahoot.

Secured lending provisions of (pound)32 million, were lower compared to 2001, with improvements in arrears, properties in possession and losses per case, partly offset by an increased general provision driven by asset growth.

In total, provisions increased by 24% to (pound)315 million, almost entirely due to an increase in provisions for contingent liabilities and commitments to (pound)47 million (2001: (pound)(9) million). The year-on-year increase was partly the result of (pound)25 million write-backs in 2001 not repeated, and additional provisions raised in 2002 in relation to potential claims.


2.3.1:  Total Personal Financial Services non-performing loans (NPLs)  (1)

                                             -----------------------------------------------
                                               31 December     31 December      31 December
                                                      2002            2001             2000
                                                 (pound) m       (pound) m        (pound) m
                                             -----------------------------------------------
Loans provided for                                     669             848              915
Arrears greater than 90 days not provided              550             798              885
Non-accruing lending                                    22              28              160

                                             -----------------------------------------------
Total non-performing loans                           1,241           1,674            1,960
                                             -----------------------------------------------

Total loans and advances to customers               76,571          69,657           71,127

Total provisions                                       487             498              527

                                             -----------------------------------------------
NPLs as a % of loans and advances                    1.62%           2.40%            2.76%
                                             -----------------------------------------------

                                             -----------------------------------------------
Provisions as a % of NPL's                          39.24%          29.75%           26.89%
                                             -----------------------------------------------


(1)  Table excludes Wholesale Banking


The number of non-performing loans decreased in each of the major product categories, despite strong asset growth over the period. The number of non-performing secured loans (excluding Abbey National business) decreased by around 30%, to the lowest level for a decade.

In total, the value of non-performing loans as a percentage of loans and advances continued to improve, ending the year at 1.62% (2001: 2.40%). The level of provisions coverage also increased, closing at 39.24% (2001: 29.75%).


2.3.2:  Retail Banking arrears and properties in possession

                       -------------------------------------------------------------------------------------------------
                                31 December 2002                   30 June 2002                   31 December 2001
                        No. cases      % of       CML     No. cases     % of      CML    No. cases      % of      CML
                            (000)     total     industry      (000)    total   industry      (000)     total    industry
                                                average %                      average %                        average %
                       -------------------------------------------------------------------------------------------------
1 - 2 months arrears         24.8      1.78        n/a       28.0       2.01       n/a       30.2       2.15        n/a
3 - 5 months arrears          8.7      0.63       0.59        9.8       0.71      0.66       11.3       0.81       0.72
6 - 11 months arrears
                              3.8      0.27       0.30        4.8       0.35      0.37        6.2       0.44       0.38
12 months + arrears           1.0      0.07       0.15        1.4       0.10      0.16        1.9       0.13       0.18

                       -------------------------------------------------------------------------------------------------

Mortgage properties in possession

                       -------------------------------------------------------------------------------------------------
                                31 December 2002                   30 June 2002                   31 December 2001
                                                    CML                             CML                             CML
                                       % of    industry                % of    industry                % of    industry
                              Nos     loans   average %       Nos     loans   average %       Nos     loans   average %
                       -------------------------------------------------------------------------------------------------

No. of repossessions        1,110      0.08       0.05      1,518       0.11      0.06      1,727       0.12       0.07
No. of sales                1,414      0.10       0.06      1,614       0.12      0.07      2,042       0.15       0.08
Stock                         419      0.03       0.02        723       0.05      0.04        819       0.06       0.05
                       -------------------------------------------------------------------------------------------------

Notes:  The above tables exclude First National and Abbey National business.

The provision charge on secured advances were lower at (pound)32 million (2001:
(pound)42 million) with lower non-performing assets, lower losses per case and fewer repossessed properties incurring a loss on disposal. The higher asset base offset this.

Mortgage arrears continued to improve throughout 2002, with the key highlights being a 30% reduction in the level of 3 month plus arrears cases to 13,500 (2001: 19,400). In the second half, arrears have continued to reduce falling by 16% compared to the first half.

In  addition, the number of possessions reduced by 36% to 1,110 cases (2001:
1,727 cases) and the stock of properties in possession fell by 49% to 419 properties (2001: 819 properties).


2.3.3:  Retail Banking - banking and UPL arrears

                                     --------------------------------------------------
                                         31 December      31 December      31 December
                                                2002             2001             2000
                                           (pound) m        (pound) m        (pound) m
                                     --------------------------------------------------
Banking arrears (1)                               54               56               63
Unsecured personal loans arrears (2)              59              100              103

                                     --------------------------------------------------
                                                 113              156              166
                                     --------------------------------------------------

Total banking asset                              316              285              234
Total unsecured personal loan asset            1,986            2,023            1,814

                                     --------------------------------------------------
                                               2,302            2,308            2,048
                                     --------------------------------------------------

Banking arrears as a % of asset                17.1%            19.6%            26.9%
UPL arrears as a % of asset                     3.0%             4.9%             5.7%

                                     --------------------------------------------------

(1) Banking arrears are defined as customers whose balances exceed their credit limit by over (pound)100.
(2) UPL arrears are defined as accounts that are two monthly instalments in arrears.

Growth in customer lending balances resulted in the provision charge relating to personal banking increasing 63% to (pound)65 million (2001: (pound)40 million). However the banking portfolio experienced a further improvement in arrears as a percentage of the asset, due to enhancements to front end underwriting and middle office operational controls.

The provision charge relating to the unsecured personal loan book decreased significantly, down 29% from (pound)58 million to (pound)41 million. The reduced charge was due to a combination of improvements in new lending criteria, and the sale of assets previously written-off releasing (pound)12 million in the current year. UPL arrears as a percentage of asset fell from 4.9% to 3.0%


2.3.4:  Provisions - other businesses

In First National, the lending provisions charge increased by (pound)2 million to (pound)115 million, driven by a 7% increase in lending assets, offset by an improvement in arrears across all lending portfolios.

The provisions charge relating to cahoot increased to (pound)12 million (2001:
(pound)7 million), reflecting unsecured loan and credit card growth of 300% and 62% respectively.


2.4:  Wholesale Bank provisions and losses on asset disposals - key drivers

Profit and loss provisions

                                                  ------------------------------------------------
                                                       31 December    31 December     31 December
                                                              2002           2001            2000
                                                         (pound) m      (pound) m       (pound) m
                                                  ------------------------------------------------
Project finance                                                178             18               -
High yield                                                     164            115              10
Private equity                                                 123             10               -
Corporates (investment grade on acquisition)                   106             67               7
Asset backed securities                                         52              9               -
Aviation                                                        34              -               -
Other                                                           32              7               -

                                                  ------------------------------------------------
Specific provisions                                            689            226              17

General provisions                                              71             30              17

                                                  ------------------------------------------------
Wholesale Bank provisions                                      760            256              34

IEM impairment                                                  38              -               -
Losses on credit impaired asset disposals                      104             15               -

                                                  ------------------------------------------------
Total credit charges and asset impairments  (1)                902            271              34
                                                  ------------------------------------------------

(1) (pound)247 million of the total of (pound)902 million is classified as provision for bad and doubtful debts for statutory reporting purposes, while (pound)38 million is included within depreciation of operating lease assets, and (pound)104 million included within non-interest income.


The increased charge largely reflects specific provisions raised against exposures in the debt investment securities and loan portfolios.

The specific provision charge for 2002, and particularly the increase since June 2002, was a reflection of the further deterioration of the high yield sector as well as certain UK and US power exposures (included in Project Finance), in addition to stressed airplane and collateralised bond obligation (CBO) exposures (included in Asset backed securities above). Corporates (investment grade on acquisition) and other provisions relate to exposures to the telecoms and cable sector.

The operating lease impairment of (pound)38 million related to the IEM subsidiary and reflected the general uncertainties existing in the aviation sector. Losses on credit impaired asset disposals increased significantly to (pound)104 million. In the first half the losses were predominantly high yield related, whilst in the second half of the year they relate to losses on general corporate exposures from asset sell-downs and risk reduction.

Further analysis of the credit exposures and provisioning levels in relation to the Wholesale Bank PBU can be found in Section 5.


2.5:  Group capital - key issues

2.5.1:  Group capital

                                                -------------------------------------------------
                                                    31 December     31 December      31 December
                                                           2002            2001             2000
                                                                       Restated         Restated
                                                      (pound) m       (pound) m        (pound) m
                                                -------------------------------------------------
Balance Sheet:

Distributable reserves and shareholders' funds            6,196           7,456            6,954
Life assurance reserves - non distributable                 153             416              555
Less goodwill recognised (1)                            (1,277)         (2,505)          (1,475)

                                                -------------------------------------------------
Equity Tier 1                                             5,072           5,367            6,034
Tier 1 capital instruments                                2,174           1,717            1,123

                                                -------------------------------------------------
Total Tier 1 capital                                      7,246           7,084            7,157

Undated subordinated debt                                 3,065           3,181            2,699
Dated subordinated debt                                   2,745           2,719            2,963
General provisions and other                                394             335              240

                                                -------------------------------------------------
Total Tier 2 capital                                      6,204           6,235            5,902

Less:
Investments in Life assurance businesses                (3,782)         (3,201)          (1,831)
General insurance and other                               (575)           (301)            (251)

                                                -------------------------------------------------
Total supervisory deductions                            (4,357)         (3,502)          (2,082)

                                                -------------------------------------------------
Total regulatory capital                                  9,093           9,817           10,977
                                                -------------------------------------------------

Risk Weighted Assets:

Retail Banking                                           37,572          33,380           33,803
Wealth Management and Long-Term Savings                  10,452          11,160           11,225
Wholesale Banking                                        30,410          39,634           35,889
Group Infrastructure                                        271             284              284

                                                -------------------------------------------------
Total group risk weighted assets                         78,705          84,458           81,201
                                                -------------------------------------------------

Banking book                                             72,900          76,341           74,756
Trading book                                              5,805           8,117            6,445

                                                -------------------------------------------------
Total group risk weighted assets                         78,705          84,458           81,201
                                                -------------------------------------------------

Capital ratios:

Risk asset ratio (%)                                      11.6%           11.6%            13.5%
Tier 1 ratio (%)                                           9.2%            8.4%             8.8%
Equity Tier 1 ratio (%)                                    6.4%            6.3%             7.4%

                                                -------------------------------------------------

(1) Goodwill recognised in the table above differs to that quoted in Section 4.2 due to the differing regulatory treatment of goodwill amortisation and other adjustments.


Balance Sheet

As at 31 December 2002, the equity Tier 1 ratio was 6.4% (2001 6.6% before prior year accounting adjustments; 6.3% post), and the Group's risk asset ratio was 11.6%. The Group risk asset ratio was above the minimum standard set by the Financial Services Authority. The slight increase in the Equity Tier 1 ratio over the previous year resulted from the reduction in risk weighted assets more than offsetting the negative Equity Tier 1 impacts of the material charges to the P&L. Goodwill impairments are Equity Tier 1 neutral. The Group's strategy is to rebuild its effective capital position through retained earnings and asset disposals, while also reducing the risk against which the capital is held.

Abbey National manages capital at a Group level to optimise capital efficiency. The core Tier 1 position gives the Group the flexibility to issue further structured Tier 1 and 2 instruments if appropriate and subject to market conditions.

Abbey National's Tier 1 capital increased by (pound)162 million to (pound)7,246 million, as the reduction in retained earnings (pre-goodwill charges) was more than offset by the issuance of Tier 1 capital instruments. The Group's Tier 1 capital includes a (pound)153 million non-distributable reserve, representing the unrealised organic embedded value post-tax profits generated by the life assurance businesses. This reduced in 2002 reflecting the post-tax impact of embedded value re-basing. Tier 1 capital also includes the cash profits generated by the life assurance operations.

The (pound)31 million decrease in Tier 2 capital to (pound)6,204 million was principally due to the amortisation of existing subordinated issues offset by the issue of dated subordinated debt and a circa (pound)60 million increase in general provisions.

Supervisory deductions primarily represents capital utilised in non-banking businesses, and mainly represents the equity investment and retained earnings in life assurance and insurance companies. Of the (pound)3,782 million deduction relating to Life businesses, (pound)2,935 million represents the value of the long-term assurance business, and the balance relates primarily to the net assets of the shareholders funds, which includes a (pound)500 million contingent loan and (pound)200 million of capital lending. The increase in these deductions over the year relates to a net increase in the exposure to the Group's life businesses, arising from the level of capital injections into the subsidiaries outweighing the fall in embedded value of these businesses. Remaining deductions largely relate to investments in various special purpose vehicles, which have grown primarily as a result of increased utilisation of wholesale credit protection vehicles, which has now been curtailed.


Risk weighted assets

Retail Banking risk weighted assets have increased by (pound)4.2 billion, principally as a result of movements in the mortgage assets which carry a 50% risk weighting. These include (pound)3.1 billion of RWAs relating to net lending and the transfer of social housing assets equating to (pound)1.7 billion RWAs from Wholesale Banking partially offset by the net impact of mortgage asset securitisations.

Wholesale Banking risk weighted assets have decreased by (pound)9.2 billion due to asset portfolio disposals and the transfer of Social Housing to Retail Banking, offset by the transfer in of (pound)1.1 billion of bond related risk weighted assets previously reported in Wealth Management and Long-Term Savings.

The corresponding decline in Wealth Management and Long-Term Savings risk weighted assets was partially offset by lending growth in cahoot.

Risk weighted assets in the trading book have fallen by (pound)2.3 billion reflecting sales and the reduction in the regulatory capital charge for fixed income and equity derivatives following approval by the FSA of the use of Abbey National Financial Products' risk models.


Capital ratios

                                                                  ---------------------------
Reconciliation of Equity Tier 1                                        (pound) m           %
-------------------------------                                   ---------------------------
Equity Tier 1 as at 1 January 2002 (restated)                                            6.3

Capital impacts:
 -  Trading profit after tax (before EV re-basing and goodwill)              546        +0.7
 -  Embedded value re-basing after tax                                      (480)       -0.6
 -  Dividends (ordinary, preference & minorities)                           (486)       -0.6
 -  Scrip dividends and other                                                125        +0.2

                                                                  ---------------------------
                                                                            (295)       -0.3
Risk weighted asset impacts:
 -  Personal Financial Services lending growth                             4,192        -0.3
 -  Wholesale Banking risk weighted asset reduction                       (9,224)       +0.6
 -  Wealth Management asset transfer, and other                             (721)       +0.1
                                                                  ---------------------------
                                                                          (5,753)       +0.4
                                                                                 ------------
Equity Tier 1 as at 31 December 2002                                                     6.4
                                                                                 ------------

Note: The goodwill impairment and amortisation after tax of(pound)1,202 million does not impact Equity Tier 1.


The Group's equity Tier 1 ratio was stable at 6.4% at 31 December 2002, compared to the restated 2001 ratio, with the impact of the embedded value re-basing and other adjustments more than offset by the lower dividend payout and the reduction in risk weighted assets, particularly in the Wholesale Banking business.


Potential impact of Life Assurance on Equity Tier 1

The following analysis illustrates the impact on the Group's equity Tier 1 ratio should the assets of the long-term assurance business (per supervisory deductions) be supported by Group capital in the same proportion as its banking businesses (circa 38% equity) - rather than being treated as a deduction from total capital as required by current FSA regulations.

                                                      ---------------------------------
                                                         Balance Sheet   Equity Tier 1
                                                             (pound) m               %
                                                      ---------------------------------
Equity Tier 1 as reported                                        5,072             6.4

Less:
Illustrative equity funded element of Life investment           (1,426)           -1.8
                                                      ---------------------------------
Banking Equity Tier 1 Ratio                                      3,646             4.6
                                                      ---------------------------------

There are a number of potential medium term accounting and regulatory developments, which may impact the calculation of banking and insurance capital in coming years. Inter alia, these relate to a variety of insurance, regulatory initiatives, Basel II banking reforms and other issues such as IAS. Some of these developments may be adverse to existing capital ratio calculations (such as the one illustrated above), while others are likely to be positive, notably in the mortgage book.


2.5.2:  Analysis of life assurance capital

Value of long-term assurance business

                                                                   ----------------------------
                                                                    31 December    31 December
                                                                           2002           2001
                                                                                      Restated
                                                                      (pound) m      (pound) m
                                                                   ----------------------------
Net present value of future profits                                       1,209          1,202
Net assets held by long-term assurance funds                              1,107            460

                                                                   ----------------------------
Embedded value of the long-term assurance business                        2,316          1,662

Contingent loan to Scottish Provident's with-profits sub fund  (1)          619            628

                                                                   ----------------------------
Total value of long-term assurance business                               2,935          2,290
                                                                   ----------------------------

(1) The Scottish Provident with-profits fund has a liability to repay a debt to the Group in respect of a contingent loan established as part of the de-mutualisation scheme. A condition of the arrangement is that the surplus emerging on the non-participating fund accrues to the benefit of the with-profits fund until such time as the obligations under the loan are fully discharged; and that recourse for repayments on the loan is restricted to the surplus emerging on the Scottish Provident non-participating fund. The carrying value of the debt is covered by the current value of the future earnings on the non-participating fund.

(2) In addition, during 2001 Scottish Mutual received capital support from the Group in the form of a contingent loan of (pound)500 million, not included in the table, that forms part of the net assets of the shareholders funds and therefore total supervisory deductions. This was used to support the new business strain, and was structured as a contingent loan to ease repayment at a later date.


The shareholders' interest in the long-term business operations is represented by the embedded value. The embedded value is the total of the net assets of the long-term operations and the present value of the projected releases to shareholders arising from the business in force. During 2002 the present value of the in-force business was broadly flat. Although the underlying business in-force has increased, the impact of the stock market falls coming through the embedded value re-basing offsets this rise. The increase in net assets is largely attributable to the capital injections made during 2002 offset by the guaranteed liability/MVA adjustments and capital required to support new business.

                                                                        --------------
Movements in embedded value of the long-term assurance business             (pound) m
---------------------------------------------------------------         --------------
Opening value as at 1 January - as previously stated                            2,015
Restatement resulting from accounting policy change (including impact
on all prior years)                                                              (353)
                                                                        --------------
                                                                                1,662

Transfers to shareholders' funds                                                  (16)
Increase in value of long-term assurance businesses after tax                     252
Embedded value re-basing and other adjustments after tax                         (480)
Capital injections                                                                913
Dividends paid to Abbey National Group                                            (15)

                                                                        --------------
Closing value as at 31 December 2002                                            2,316
                                                                        --------------

Part of the movement in embedded value relates to prior years impact of moving to an unsmoothed position. This reduces the opening value by (pound)353 million. The increase in the value of long-term business is achieved through ongoing management of the business and writing new business and represents the value added before consideration of market movements. The re-basing adjustment reflects 2002 changes related to the move to an unsmoothed basis together with the other items discussed in Section 4.1.

During 2002, injections into the long-term funds included (pound)825 million to Scottish Mutual, in six separate tranches and (pound)88 million to Scottish Mutual International. Abbey National Life repaid (pound)15 million from the long-term fund.

In total, including the shareholder fund, injections totalled (pound)917 million, with (pound)51 million dividends paid back to the Abbey National Group in April 2002. This equates with net injections of (pound)866 million. Since the year-end Scottish Provident received a capital injection of (pound)120 million.


Life assurance ratios  (1)


                  ------------------------------------------------------------
                       As at 31 Dec 2002            As at 31 December 2001
                    SMA (2)     ANL       SP       SMA       ANL       SP
                       %         %        %         %         %        %
                  ------------------------------------------------------------

Free asset ratio     1.8       3.7      0.8       3.4       3.8      5.9
Solvency ratio       157       192      129       204       197      259

                  ------------------------------------------------------------


(1) The Life Assurance ratios are an estimate as at the time of signing the accounts. They will be finalised upon completion of the Group's regulatory returns, in March 2003.
(2) Scottish Mutual International is included as part of Scottish Mutual (SMA) in the above table.


The Abbey National Group manages its capital requirements on a consolidated basis. Capital is held centrally and allocated to business segments as required. The ratios have been calculated according to the FSA guidelines in force at that time. The ratios include the negative impact of reducing the implicit item by (pound)50 million to (pound)250 million for solvency purposes as granted by the FSA in the regulatory returns of Scottish Mutual.


3.  DIVISIONAL P&L ANALYSIS

The term "Trading profit" in this section refers to statutory profit before tax excluding the impact of the embedded value re-basing, profits on asset disposals, the impact of goodwill charges, expense items relating to the implementation of the cost programme and the write-down of shares held to meet potential employee option exercise. Please refer to reconciliations contained in Appendix 7.

3.1:  Retail Banking

                                               ------------------------------------------------
                                                   31 December     31 December     31 December
                                                          2002            2001            2000
                                                     (pound) m       (pound) m       (pound) m
                                               ------------------------------------------------
Net interest income                                      1,666           1,586           1,615
Non-interest income                                        801             903             916
Less:  Depreciation of operating lease assets              (23)            (97)            (69)

                                               ------------------------------------------------
Total trading income                                     2,444           2,392           2,462

Operating expenses                                      (1,067)         (1,016)           (995)
Provisions for bad and doubtful debts                     (139)           (142)           (156)
Contingent liabilities and commitments                     (11)             (8)            (11)

                                               ------------------------------------------------
Trading profit before tax                                1,227           1,226           1,300
                                               ------------------------------------------------

Adjust for:

 -  Embedded value re-basing                               (32)            (34)            (13)
 -  Cost programme implementation                          (16)              -               -
 -  Profit on sale of credit card business                   -              49               -

                                               ------------------------------------------------
Statutory profit before tax                              1,179           1,241           1,287
                                               ------------------------------------------------

Trading profit by business:

Mortgage and Savings                                       904             911             934
Banking and Unsecured Lending                               26              25              68

                                               ------------------------------------------------
Retail Bank                                                930             936           1,002

Abbey National Life                                        205             202             182
General Insurance                                           92              88             116

                                               ------------------------------------------------
                                                         1,227           1,226           1,300
                                               ------------------------------------------------

Cost: income ratio (%)                                    43.7            42.5            40.4
Cost: income ratio (excl. AN Life) %                      47.4            46.2            43.6

Average spread (%)  (1)                                   1.79            1.86            2.01
Average margin (%)  (1)                                   2.03            2.11            2.27
Average risk weighted assets ((pound)bn)  (2)             41.6            38.4            36.1
Post-tax return on regulatory equity (%)  (2)             24.5            26.3            31.7

                                               ------------------------------------------------


(1) Spread and margin calculations exclude Unsecured Lending, Business Banking, General Insurance and Abbey National Life.
(2) RWA and RoE analysis excludes Abbey National Life. The RoE is before the allocation of Group Central costs.


Commentary by P&L

Trading profit before tax remained flat at(pound)1,227 million (2001: 1,226 million).

Net interest income of (pound)1,666 million was up 5% (2001: (pound)1,586 million). This reflected asset growth, partially offset by the expected spread compression and a charge in respect of dual pricing of (pound)9 million. The Retail Banking spread was 179 basis points (2001: 186 basis points), and 175 basis points for the second half.


Trading non-interest income (net of operating lease depreciation) fell by 3% to (pound)778 million (2001: (pound)806 million), due primarily to reduced income as a result of the sale of First National Vehicle Holdings (FNVH). On a like-for-like basis, non-interest income was broadly in line with last year reflecting increased general insurance commission income offset by reduced ATM fee income and commission on sales of Abbey National Life policies.

Trading operating expenses of (pound)1,067 million were up 5% (2001:
(pound)1,016 million). The increase relates primarily to investment in general insurance and customer relationship management platforms. In addition, there was an increase in headcount related spend in attacking the 'big 4' in current accounts and SME banking, and increased pension fund costs also had an impact. This was in part offset by the removal of costs associated with FNVH, the net impact of which was a (pound)15 million reduction.

The provision charge for bad and doubtful debts reduced for the third consecutive year to (pound)139 million (2001: (pound)142 million). This reflects both the favourable economic conditions through 2002, as well as improvements to the overall quality of the lending portfolio as a result of effective risk and debt management operations.

The business has also taken a cautious approach to higher multiple secured lending to certain market segments, coupled with a reduction in the proportion of mortgage lending to customers with a loan to value of above 90%. Arrears levels and properties in possession continued to improve throughout the year.

Contingent liabilities of(pound)11 million (2001:(pound)8 million) relate to additional misselling provisions.


Commentary by business

Trading profit before tax in Mortgages and Savings was slightly down to (pound)904 million (2001: (pound)911 million) due to the managed spread decline partly offset by growth in the mortgage asset.

Trading profit before tax in Banking and Unsecured Lending of (pound)26 million increased 4%. This reflected improved contributions from the new credit card arrangements and the benefit of risk based pricing in unsecured personal lending, partly offset by increased investment in the current account and SME business offering.

Abbey National Life trading profit before tax of (pound)205 million was up 1% (2001: (pound)202 million) despite the fall in sales of the "with-profits" bond. This reflects a one-off adjustment of (pound)35 million to reflect positive mortality experiences in recent years, and the fall in new business profit being partially offset by an 80% increase in investment ISA and unit trust sales, and a 35% increase in protection new business. Income is calculated on an embedded value basis, with (pound)28 million (2001: (pound)25 million) of expenses incurred in the year offset within non-interest income.

In General Insurance, profit before tax increased by 5% to (pound)92 million (2001: (pound)88 million), driven by a strong growth in new business sales of 20%.


3.2:  Wealth Management and Long-Term Savings

                                               ----------------------------------------------
                                                  31 December     31 December    31 December
                                                         2002            2001           2000
                                                    (pound) m       (pound) m      (pound) m
                                               ----------------------------------------------
Net interest income                                       739             641            632
Non-interest income                                        97             154            130
Less:  Depreciation of operating lease assets              (5)             (7)            (9)

                                               ----------------------------------------------
Total trading income                                      831             788            753

Operating expenses                                       (378)           (392)          (452)
Lending provisions                                       (129)           (121)          (117)
Other provisions                                           (2)              -              5

                                               ----------------------------------------------
Trading profit before tax                                 322             275            189
                                               ----------------------------------------------

Adjust for:

 -  Embedded value re-basing                             (600)           (409)           (89)
 -  Cost programme implementation                         (14)              -              -

                                               ----------------------------------------------
Statutory (loss) / profit before tax                     (292)           (134)           100
                                               ----------------------------------------------

Trading profit by business:

Scottish Mutual                                           133             164            113
Scottish Provident                                         46              30              -
First National                                            110              94            130
Wealth Management (incl. European Operations)              58              50              9
cahoot                                                    (25)            (63)           (63)

                                               ----------------------------------------------
                                                          322             275            189
                                               ----------------------------------------------

Commentary by P&L

Growth in net interest income of (pound)98 million to (pound)739 million (2001:
(pound)641 million) reflected an improved contribution from cahoot and the European Operations. In addition, there was a full year impact of earnings on the contingent loan to Scottish Provident that is reported as part of net interest income.

Trading non-interest income (net of depreciation of operating lease assets) fell to (pound)92 million (2001: (pound)147 million) as a result of a lower contribution to profit from new business in Scottish Mutual, and the non-recurrence of one-off items included in the 2001 First National results.

Trading operating expenses were down 4% at (pound)378 million (2001: (pound)392 million), largely due to reduced costs in cahoot and reduced investment spend in First National. Income from the Life Assurance businesses is calculated on an embedded value basis, with (pound)209 million (2001: (pound)161 million) of expenses incurred in the year offset within non-interest income. The 2001 expenses include only five months of Scottish Provident.

Growth in provisions to(pound)131 million (2001:(pound)121 million) was largely due to asset growth in cahoot.


Commentary by business

Trading profit before tax in Scottish Mutual (excluding the impact of Scottish Provident) was down by 19% at (pound)133 million, largely due to reduced sales of UK based "with-profits" bonds partly offset by the benefit of positive experience variances.

Scottish Provident contributed (pound)46 million in trading profit before tax, up from (pound)30 million in 2001, reflecting the full year effect, improved new business contribution and the realisation of synergy benefits of which 86% (after allowing for the increase in new business volumes) are now in place. Integration costs of (pound)16 million were incurred in this period, offset by the inclusion of part of the related cost saving.

Trading profit before tax in First National was up 17% to (pound)110 million (2001: (pound)94 million), driven by growth in secured lending, a recovery of profits in Motor Finance, a significant reduction in the cost base following completion of certain investment projects, and further cost savings put in place through 2002. This more than offset a fall in income reflecting the poor market conditions in Retail Finance, and the non-repetition of one-off profits included in 2001. Credit quality across this business remains sound.

Wealth Management profits increased to (pound)58 million (2001: (pound)50 million). This reflects strong growth in deposit balances in Cater Allen Private Bank, and the return to profitability of operations in Continental Europe, partly offset by spread narrowing in Abbey National Offshore driven by low interest rates, and increased investment spend across the businesses including the integration and re-branding of Fleming Premier Banking into Cater Allen Private Bank.

cahoot made good progress through 2002 in moving towards profitability, with losses more than halving to (pound)(25) million. Losses in the second half reduced to (pound)8 million, largely due to successful re-pricing of the in-credit liability and growth in unsecured lending combined with reduced costs as the business matures from launch phase.

3.3:  Wholesale Banking

                                                ---------------------------------------------
                                                 31 December     31 December     31 December
                                                        2002            2001            2000
                                                   (pound) m       (pound) m       (pound) m
                                                ---------------------------------------------
Net interest income                                      459             508             441
Non-interest income                                      564             605             423
Less:  Depreciation of operating lease assets           (214)           (152)           (100)

                                                ---------------------------------------------
Total income                                             809             961             764

Operating expenses                                      (214)           (186)           (155)
Provisions                                              (760)           (256)            (34)
Losses on disposal of credit impaired assets            (104)            (15)              -
IEM impairment                                           (38)              -               -

                                                ---------------------------------------------
Trading (loss)/profit before tax                        (307)            504             575
                                                ---------------------------------------------

Adjust for:

 -  Profit on sale of leasing companies                   44               -               -
 -  Goodwill impairment                                  (16)              -               -
 -  Cost programme implementation                         (3)              -               -

                                                ---------------------------------------------
Statutory (loss) / profit before tax                    (282)            504             575
                                                ---------------------------------------------

Commentary by P&L

Trading loss before tax of (pound)307 million (2001: profit of (pound)504 million) was down (pound)811 million, largely resulting from increased provisions, losses on disposal of credit impaired assets and IEM impairment.

Total trading income of (pound)809 million was 16% lower than last year (2001:
(pound)961 million). Net interest income fell by (pound)49 million due predominantly to the reduction of the investment portfolio. Trading non-interest income (net of depreciation) decreased by (pound)103 million due to (pound)71 million lower dealing profits and lower fees.

Trading operating expenses increased by 15% to (pound)214 million (2001:
(pound)186 million), primarily as a result of 2001 expansion which, whilst now curtailed, had a significant full period impact in 2002. Operating expenses in the second half were adversely impacted by the costs associated with the move to new premises.

Wholesale Banking provisions increased to (pound)760 million (2001: (pound)256 million). In total, the cost of credit and impairments was (pound)902 million (2001: (pound)271 million) including (pound)104 million of credit impaired asset disposal losses taken through the non-interest income line, and a (pound)38 million IEM impairment charge in depreciation of operating lease assets. In total, the charges related to exposure to high yield securities, private equity, operating leases and corporate securities/loans in light of the difficult global credit conditions.


3.4:  Group Infrastructure

                                                 --------------------------------------------------
                                                      31 December       31 December    31 December
                                                             2002              2001           2000
                                                        (pound) m         (pound) m      (pound) m
                                                 --------------------------------------------------
Net interest income                                         (175)              (43)            (8)
Non-interest income                                           106                66             80
Less:  Depreciation of operating lease assets                   -                 -              -

                                                 --------------------------------------------------
Total trading income                                          (69)               23             72

Operating expenses                                           (252)             (226)          (205)
Provisions                                                    (34)               17            (13)

                                                 --------------------------------------------------
Trading loss before tax                                      (355)             (186)          (146)
                                                 --------------------------------------------------

Adjust for:

 -  Goodwill impairment                                    (1,122)                -              -
 -  Goodwill amortisation                                     (64)              (36)           (12)
 -  Share write-downs                                         (37)                -              -
 -  Cost programme implementation                             (11)                -              -
 -  Other asset disposals                                       -                81             65

                                                 --------------------------------------------------
Statutory loss before tax                                  (1,589)             (141)           (93)
                                                 --------------------------------------------------

Commentary by P&L

Trading loss before tax in Group Infrastructure increased from (pound)186 million to (pound)355 million.

Movements between net interest income and non-interest income largely reflect the impact of the recapitalisation adjustments for the Life businesses. Effectively the cost of additional subordinated debt and injections into the Life businesses is adversely impacting net interest income, whilst non-interest income has improved due to the charge for additional capital being used by the Life companies.

Trading income of (pound)(69) million was (pound)92 million lower than 2001. This is largely due to the full year funding impact of the Scottish Provident acquisition, and the impact of increased gearing levels being borne centrally.

Trading expenses in Group Infrastructure increased by (pound)26 million to (pound)252 million (2001: (pound)226 million) driven by increased headcount (particularly in internal audit and risk), costs relating to the relocation of head office ((pound)21 million - an element of which is non-recurring), and increased pension costs ((pound)7 million). This has been partly offset by reduced corporate advisory fees.

Provisions increased by (pound)51 million to (pound)34 million in part due to 2001 provision write backs not repeated of (pound)25 million. In addition, further provisions have been raised in 2002 against potential claims.


Outlook for 2003

The net trading loss before tax is expected to reduce in 2003, as the benefits of the cost programme start to impact and certain one-off expenses incurred in 2002 are not repeated,


4.  OTHER MATERIAL ITEMS AND ACCOUNTING CHANGES

4.1:  Impact of embedded value re-basing, and other adjustments

                                                          -----------------------------------------------
                                                             31 December     31 December     31 December
                                                                    2002            2001            2000
                                                               (pound) m       (pound) m       (pound) m
                                                          -----------------------------------------------
EV earnings based on prior year smoothed methodology                 321             345             240

Less:  Adjustment to period end market values                       (321)           (259)           (102)
Less:  Guaranteed liability / MVA adjustment                        (362)           (184)              -
Less:  Change in equity backing assumption                           (64)              -               -
Add:  One-off benefit of funds under management transfer             115               -               -

                                                          -----------------------------------------------
Post-adjustment embedded value earnings                            (311)            (98)             138
                                                          -----------------------------------------------


The result of all these changes will be to reduce the embedded value asset of the Life Assurance businesses by post-tax (pound)833 million in total, of which (pound)880 million relates to the year's noted above, and a positive (pound)47 million is due to prior years.

Adjustment to period end market values

The embedded value of the Life business has in the past been calculated using a smoothed economic basis designed to reflect the underlying performance of the business without the distortions caused by short-term fluctuations in the financial markets. This smoothed basis uses long-term assumptions as to investment returns, bonus rates, mortality and lapse rates. The Group's previous accounting policy was to re-base the trend line when values diverged from the expectation by more than 20% over two successive year-ends.

The accounting policy has now been amended so that period end market values are used with the variances from the trend line shown as an adjustment to reflect period end market values. In addition, for the purposes of calculating smoothed embedded value, the trend line for future investment returns is based on year-end market values being re-set on an annual basis. The smoothed result has been included within trading profits.

Guaranteed liabilities (MVAs and GAOs)

The Life business has historically issued a number of "with-profits" policies containing Guaranteed Annuity Options (GAOs) and other "with-profits" policies where the normal Market Value Adjustments (MVAs) are not applied if the policyholder redeems the policy on specified future dates. Both of these types of policies therefore have a guaranteed future minimum value. Following falls in stock market values and interest rates, the value of these liabilities is substantially above the current and assumed future value of the assets that support them. After adjusting for the effect of normal lapse, mortality and bonus assumptions, provision has been made for this shortfall together with an allowance for the option value that has effectively been given to the policyholder. The additional impact of valuing these options in this manner compared to recognising losses on embedded value assumptions amount to (pound)233 million in 2002 and (pound)119 million in 2001. Subsequent to the year-end, hedges have now largely been taken out to considerably reduce the effect of future market volatility with respect to these liabilities, the cost of which is effectively similar to this provision.

Out of the total with-profit policies in force of (pound)16.7 billion, there is (pound)4.7 billion of MVA-free and premium guarantee business outstanding in Scottish Mutual and Scottish Mutual International and (pound)2.6 billion of guaranteed annuity business written in Scottish Mutual and Scottish Provident.

Equity backing ratio (EBR)

One of the assumptions within the smoothed embedded value used in calculating future investment returns is the EBR. As equities are assumed to produce higher investment returns, a reduction in the EBR assumption will reduce the value of embedded value. As set out in the section on Risk Management, the EBR was reduced from 50% at 31 December 2001 to a year-end level of 34%. It has been assumed that the EBR will remain at these lower levels and the EBR assumption within the embedded value model has therefore been reduced from 70% to 30%. In addition, hedging has now been put in place, which would have reduced the effective equity backing ratio to circa 10% at a FTSE 100 level of 3,000.

One-off benefits of funds management transfer.

Responsibility for Scottish Provident funds management has now been transferred from Aberdeen Asset Management to Abbey National Asset Managers, which has the effect of considerably reducing asset management costs. The benefit of this has been reflected in the expenses assumption for in-force business within embedded value giving a one-off benefit of (pound)115 million, but is excluded from the smoothed results due to its one-off nature and scale.

4.2:  Goodwill impairment

                            ----------------------------------------------------------------------------
                                   Opening      Goodwill   Amortisation     Write-down  Closing balance
                                   balance    acquired /                                    31 Dec 2002
                                1 Jan 2002      disposed
                                 (pound) m     (pound) m      (pound) m      (pound) m        (pound) m
                            ----------------------------------------------------------------------------
Goodwill asset:

Abbey National business                 71           (46)             -            (12)              13
Scottish Provident                     903             -            (46)          (604)             253
First National                         144             -            (11)          (133)               -
Flemings Premier Banking               106             -             (5)             -              101
Porterbrook                             17             -             (1)           (16)               -
Other                                    2             8             (1)             -                9

                            ----------------------------------------------------------------------------
                                     1,243           (38)           (64)          (765)             376
Goodwill in reserves:

N&P                                    528             -              -              -              528
Abbey National business                  5             -              -              -                5
Scottish Mutual                         85             -              -              -               85
First National                         427           (13)             -           (224)             190
Cater Allen Offshore                   149             -              -           (149)               -
Other                                    7             -              -              -                7

                            ----------------------------------------------------------------------------
                                     1,201           (13)              -          (373)             815

                            ----------------------------------------------------------------------------
                                     2,444           (51)           (64)        (1,138)           1,191
                            ----------------------------------------------------------------------------

Prior to 1 January 1998, goodwill arising on acquisition of subsidiary undertakings and purchases of businesses was taken directly to reserves. As of 1 January 2002 the cumulative amount of goodwill taken to profit and loss reserve in previous periods by the Group and not subsequently recognised in the profit and loss account was (pound)1,201 million.

In addition, the amount of goodwill on the balance sheet as at 1 January 2002 was (pound)1,243 million. These goodwill assets would normally be amortised over a period of 20 years.

In accordance with FRS 11 "Impairment of fixed assets and goodwill", the carrying value of goodwill has been reviewed for impairment where there is some indication that this could have occurred. In part this has also been informed by the recently completed strategic review, and associated disposal opportunities being considered.

The carrying value of a number of subsidiaries has been compared to their recoverable values and value in use, resulting in a total impairment charge of (pound)1,138 million. Of this, (pound)765 million relates to on balance sheet goodwill, with (pound)373 million relating to goodwill previously taken directly into reserves. Once it has been established that the value of the goodwill has been impaired, the full impact is reported in the Group's current year profit and loss, regardless of whether the goodwill has been held as an asset or previously written-off to reserves (with a corresponding credit to reserves, and thus no overall reserves impact).

The First National impairment is a result of an assessment of the carrying value of goodwill against the projected financial performance of the businesses. The amount of the impairment is consistent with the proposed sale of parts of First National to GE Consumer Finance announced in February 2003.

Goodwill previously carried in relation to Scottish Provident was supported by its UK and non-UK business. Given plans to dispose of the offshore business and likely disposal proceeds, the goodwill has been evaluated in relation to the ongoing business and trends in the market. Following a reassessment of the prospects of the UK protection market, an impairment of (pound)604 million has been recognised, however this is partly offset by the (pound)115 million benefit recognised in embedded value asset following the transfer of Scottish Provident funds from Aberdeen Asset Management to Abbey National Asset Managers.

In relation to Cater Allen Offshore the goodwill impairment reflects the reduced level of profits forecast in the latest plan outputs.

These write-downs do not affect the Group's capital ratios as the full amount of goodwill recognised on acquisition is deducted to arrive at this ratio. Furthermore, where goodwill previously written off against reserves is recycled through the profit and loss account, there is a corresponding credit to reserves resulting in no net effect on shareholders' funds.

4.3:  Pension fund deficit

                                                            -------------------------------------------------
                                                                31 December      31 December     31 December
                                                                       2002             2001            2000
                                                                  (pound) m        (pound) m       (pound) m
                                                            -------------------------------------------------
Regular cost                                                             85               73              79
Amortisation of surpluses arising on pension schemes                     (3)              (9)            (12)
Amortisation of deficits arising on pension schemes                      16                8               1
Amortisation of surplus arising from fair value adjustment
on acquisition of N&P                                                     2                2               2

                                                            -------------------------------------------------
P&L charge                                                              100               74              70
                                                            -------------------------------------------------

The Abbey National defined benefit pension scheme was closed to new members in March 2002. This was replaced with a defined contribution scheme where the company's obligations are limited to its initial payments into the fund. Under the current accounting standard, SSAP 24, the assets and liabilities of defined benefit schemes are assessed on an actuarial basis, with any surplus or deficit on the pension fund being charged to the profit and loss account over the remaining working lives of scheme members.

The profit and loss charge for 2002 is based on the March 2002 valuation, which indicated a pre-tax deficit of (pound)127 million. A December 2002 valuation estimate suggests a pre-tax deficit of (pound)700 million, which when amortised over the average scheme member life of 14 years, would lead to an estimated (pound)34 million increase in annual costs above the 2002 level of (pound)16 million. Clearly this is dependent on equity market movements and will be reassessed in an annual review in March 2003.


FRS 17 disclosure

                                      -------------------------------
                                         31 December     31 December
                                                2002            2001
                                           (pound) m       (pound) m
                                      -------------------------------

Total market value of assets                   1,880           2,246
Present value of scheme liabilities          (2,722)         (2,467)

                                      -------------------------------
FRS 17 scheme deficit                          (842)           (221)
Related deferred tax asset                       253              66

                                      -------------------------------
Net FRS 17 scheme deficit                      (589)           (155)
                                      -------------------------------

A new standard on accounting for pension funds, FRS 17, is currently being phased in, with the expectation that it will be fully operative in 2005. FRS 17 is more prescriptive in terms of the actuarial assumptions adopted and also requires the assets of the fund to be marked to market. A further difference in the accounting treatment is that fund surpluses or deficits will no longer be charged to the profit and loss account, but reflected immediately in the statement of total recognised gains and losses. On this basis, the net pension scheme deficit at 31 December 2002 has been estimated at (pound)589 million post-tax.

Estimated liabilities at the end of 2001 have been restated following clarification of the treatment of death in service benefit earlier this year. 2002 has seen a significant growth in the deficit, principally due to poor investment performance resulting from equity market weakness. Future exposure to equity markets has been reduced following a recent switch to fixed income assets, reducing the equity backing ratio from 80% to 50%. Assuming that equity markets are stable, the expectation for 2003 is for an increase in the deficit of around (pound)30 million.

For illustrative purposes, a 10% additional equity market movement would result in an estimated (pound)90 million change in the deficit. This assumes that the (pound)1.9 billion pension fund assets, of which 50% is invested in equity funds, perform in line with the market.

Funding of the pension schemes is based upon actuarial advice of the long-term funding requirements and anticipated asset returns. In 2003, contributions will reflect a 50% equity backing ratio and amortisation of the funding deficit over the remaining service life of employees and are expected to be in line with the SSAP24 profit and loss charge for the year. The closure of the defined benefit schemes to new employees in 2002 will result in a reduction in ongoing pension costs as members leave and are replaced with employees covered by the defined contribution scheme, where the employer contributions are lower.

4.4:  Cost programme implementation

During the second half of 2002, the Group embarked upon a major programme of cost reduction activity across the organisation. The principal aim of this activity is to eradicate the duplication of both resources and activities across the organisation so that a more efficient cost base can be achieved and then sustained.

Retaining a focus on cost reduction is an ongoing priority for the Group. Significant changes have already been implemented and further benefits will be validated through 2003. In total the programme is targeting annualised cost savings of over (pound)200 million from the PFS businesses by the end of 2005, with a ratio of implementation costs to savings in line with other cost programmes running in the sector.

The work to lower our cost base and promote a higher level of cost-consciousness amongst staff has been a key input into the strategic review of the business. Regardless of organisational structure, keeping the cost base under close scrutiny is a top priority as the new strategy is implemented, whilst acknowledging that an element of the savings will be re-invested in the business to improve the customer proposition and competitiveness.

4.5:  Stock option expensing

Adopting the emerging trend in the accounting industry, Abbey National considers it appropriate to adopt a new treatment from the 2002 financial year.

The current standard, UITF 17, requires the economic value of employee share options or conditional share grants, with the exception of Inland Revenue approved SAYE schemes, to be charged to the profit and loss account over the period of employment that the performance conditions relate to. Amongst other things, the proposed new guidance would extend this by proposing that the fair value of all employee options or conditional share grants be charged to the profit and loss account. Whilst it is not possible to fully adopt the most recent proposals, under the provisions of UITF 17 the company has recognised a charge for the fair value of all employee options or conditional share grants computed by reference to the grant date and which is charged as an expense over the performance period. This resulted in a pre-tax charge of (pound)7 million in 2002 and cumulative prior year adjustments of (pound)17 million.

A further provision has also been made in relation to Abbey National ordinary shares acquired in past years through ESOP Trusts and held at cost against potential share requirements under various stock based employee compensation schemes. The significant fall in the value of Abbey National ordinary shares has led to a pre-tax charge of (pound)37 million in 2002. The company is planning to reduce the risk of similar charges occurring in the future through revised share re-purchase and cancellation arrangements, to the extent allowed by the schemes.

4.6:  FRS 19 - Deferred tax

During the year, the Group has adopted the new accounting standard FRS 19, deferred tax. The standard requires deferred tax to be provided on a 'full provision' basis on most types of timing difference, rather than the 'partial provision' basis previously required by SSAP 15, accounting for deferred tax. In accordance with this standard, deferred tax assets for general provisions and software development costs were credited to the profit and loss account for the first time. The impact on the 2001 full year restated results was to increase profit after tax by (pound)24 million.

4.7:  UITF Abstract 33 - Reserve Capital Instruments (RCI)

Following the issue of UITF Abstract 33 in February 2002, the treatment of RCI has changed. They are now treated as subordinated liabilities, with the coupon payment included as interest payable. The impact on the 2001 full year was a reduction in profit before tax of (pound)19 million, with-profits attributable to shareholders remaining unchanged. The change impacts Group Infrastructure.


5.  FURTHER DETAILS ON THE PORTFOLIO BUSINESS UNIT

This section provides additional detail on the split between Personal Financial Services (PFS) and businesses to be managed in the Portfolio Business Unit
(PBU). This follows the recently completed strategic review.

5.1:  Profit and loss split by PFS and PBU

                                               ----------------------------------------------------------------------
                                                                        31 December 2002
                                                        PFS         Portfolio Business Unit                    TOTAL
                                                                   First   European Ops     Wholesale
                                                                National            and          exit
                                                                           Int.Life (1)    portfolios
                                                   (pound) m   (pound) m      (pound) m     (pound) m      (pound) m
                                               ----------------------------------------------------------------------
Gross trading income                                   3,013         416             63           765          4,257
Less:  Depreciation of operating lease assets           (23)         (5)              -         (214)          (242)

                                               ----------------------------------------------------------------------
Trading income                                         2,990         411             63           551          4,015

Adjust for:

 -  Embedded value re-basing                           (553)           -           (79)             -          (632)
 -  Wholesale Banking losses asset disposals               -           -              -         (104)          (104)
 -  Other asset disposals                                  -           -              -            44             44
 -  IEM impairment                                         -           -              -          (38)           (38)

                                               ----------------------------------------------------------------------
Total income                                           2,437         411           (16)           453          3,285

Trading expenses                                     (1,577)       (182)           (48)         (104)        (1,911)

Adjust for:

 -  Cost programme implementation                       (34)         (7)              -           (3)           (44)
 -  Share write-downs                                   (37)           -              -             -           (37)
 -  Goodwill charges                                   (811)       (357)           (18)          (16)        (1,202)

                                               ----------------------------------------------------------------------
Total expenses                                       (2,459)       (546)           (66)         (123)        (3,194)

Personal Financial Services provisions                 (194)           -              -             -          (194)
Wholesale Bank provisions                                  -           -              -         (760)          (760)
Other Portfolio Business Unit provisions                   -       (119)            (2)             -          (121)

                                               ----------------------------------------------------------------------
Loss before tax                                        (216)       (254)           (84)         (430)          (984)
                                               ----------------------------------------------------------------------

(1) The results for the international Life businesses include (pound)40 million of costs netted as part of the calculation of embedded value.


5.2:  Wholesale Banking Exit Portfolios

5.2.1:  Assets split by PFS and PBU

                                          -----------------------------------------------------------------------------
                                                    31 December 2002                       31 December 2001
                                                  PFS          PBU        Total          PFS          PBU        Total
                                           (pound) bn   (pound) bn   (pound) bn   (pound) bn   (pound) bn   (pound) bn
                                          -----------------------------------------------------------------------------
Treasury bills and loans to banks                 7.0          0.4          7.4          8.8            -          8.8
Loans and advances to customers                   4.0          8.0         12.0          9.6          8.5         18.1
Finance leases                                      -          3.1          3.1            -          4.4          4.4
Debt securities                                  26.1         32.3         58.4         18.5         43.3         61.8
Private equity                                      -          0.8          0.8            -          0.7          0.7
Operating lease assets                              -          2.6          2.6            -          2.1          2.1
Other assets and prepayments                      3.8          1.4          5.2          2.6          3.1          5.7

                                          -----------------------------------------------------------------------------
                                                 40.9         48.6         89.5         39.5         62.1        101.6
                                          -----------------------------------------------------------------------------

Closing risk weighted assets ((pound)bn)          7.3         23.1         30.4         10.4         29.3         39.7
                                          -----------------------------------------------------------------------------


An increase in debt securities in the PFS operations was partially offset by a decrease in loans and advances to customers. Both balances represented predominantly short dated exposures to high quality counterparties, with debt securities relating to investments in Certificates of Deposits and loans and advances relating to reverse repos.

The remainder of this section is aimed at explaining the nature of exposures within the Wholesale Banking PBU portfolios.


Balance sheet provisions

                                   ---------------------------------------------
                                     31 December    31 December     31 December
                                            2002           2001            2000
                                       (pound) m      (pound) m       (pound) m
                                   ---------------------------------------------

Specific provisions                          745            278              60
General provisions                           146             91              48

                                   ---------------------------------------------
Total balance sheet provisions               891            369             108
                                   ---------------------------------------------

Total balance sheet provisions more than doubled to (pound)891 million during 2002. Specific provisions are based on a detailed review of individual impaired assets.

The level of general provisions also increased, moving towards a more prudent position given the risks inherent on the balance sheet. The difference between profit and loss provision charge and balance sheet provision increase is a reflection of balance sheet provision releases following asset sales and exchange rate movements. This is detailed in the table below:


                                        ----------------------------------------------
                                             Specific        General            Total
                                           provisions     provisions       provisions
                                            (pound) m      (pound) m        (pound) m
                                        ----------------------------------------------
2002 opening balance                              278             91              369
Profit and loss charge in 2002                    689             71              760
Release on disposal                              (203)             -             (203)
Other (incl. foreign exchange movements)          (19)           (16)             (35)
                                        ----------------------------------------------
2002 closing balance                              745            146              891
                                        ----------------------------------------------


Coverage ratios

                                           --------------------------------
                                               31 December     31 December
                                                      2002            2001
                                                 (pound) m       (pound) m
                                           --------------------------------

Debt securities provided against                       919             401
Specific provisions                                   (414)           (255)
Coverage (%)                                         45.0%           63.6%

Loans provided against                                 836             119
Specific provisions                                   (204)            (12)
Coverage (%)                                         24.4%           10.1%

Total asset provided against                         1,755             520

Specific provisions                                   (618)           (267)
General provisions                                    (146)            (91)

                                           --------------------------------
Total provisions                                      (764)           (358)

Coverage (%)                                         43.5%           68.8%
                                           --------------------------------


The year-on-year decrease in the coverage ratio for debt securities arises due to the higher proportion of high yield assets included in 2001, which, in line with recovery rates, are generally highly provided for. In addition 2001 included Enron exposures that were 80% provided for. This is partially offset by an increase in the coverage ratio for loans.

Total specific provisions in the table of (pound)618 million differ to the total on the balance sheet of (pound)745 million, due to provisions relating to private equity.


5.2.2:  Structure of additional analysis

                      --------------------------------------------------------
                              31 December 2002          31 December 2001
                             Assets         RWAs       Assets           RWAs
                         (pound) bn   (pound) bn   (pound) bn     (pound) bn
                      -------------------------------------------------------

Debt securities                32.3         11.1         43.3           17.3
Loan portfolio                  8.4          7.2          8.5            7.1
Leasing businesses              5.7          3.7          6.5            3.8
Private Equity                  0.8          1.1          0.7            1.1
Other                           1.4            -          3.1              -

                      -------------------------------------------------------
Total                          48.6         23.1         62.1           29.3
                      -------------------------------------------------------

The group has (pound)15.3 billion of assets in conduit vehicles or covered by credit enhanced structures. All of these assets are included in the Group Balance Sheet. The difference in risk weighted assets resulting from the use of these vehicles and structures is (pound)10.4 billion. The majority of the underlying assets in these structures are AA or above. In addition, (pound)0.8 billion of high yield assets are covered by the Newark CBO, which is covered in more detail in Section 5.2.5.


5.2.3:  Debt securities

                                   ------------------------------------------------------------
                                        31 December 2002                  31 December 2001
                                         Assets            RWAs         Assets           RWAs
                                     (pound) bn      (pound) bn     (pound) bn     (pound) bn
                                   -----------------------------------------------------------
Banks and Financial Institutions            6.5             1.5            7.9            1.8
Sovereign & Government Agencies             2.0             0.5            4.3            1.6
Corporates                                  6.8             5.4            8.6            5.9
ABS and MBS                                15.9             3.5           21.0            6.5
High Yield                                  1.1             0.2            1.5            1.5

                                   -----------------------------------------------------------
Total debt securities                      32.3            11.1           43.3           17.3
                                   -----------------------------------------------------------

The reduction in investment debt securities principally reflected sales of banks, sovereigns and corporate exposures as well as sales and a run-off of the ABS and MBS portfolios. During the year (pound)3.7 billion of debt securities were transferred from Abbey National Treasury International Limited, part of the Wealth Management businesses.

Total PBU debt securities include (pound)0.8 billion of trading debt securities, which are already marked to market, and are therefore not included in the analysis below.

Of the current exposures, 68% have a contractual maturity greater than 5 years. The debt securities portfolio, in 2002, generated (pound)190.5 million of margin income.

Mark to market analysis

                                                --------------------------------
                                                    31 December     31 December
                                                           2002       2001  (3)
                                                      (pound) m       (pound) m
                                                --------------------------------

Debt securities                                          32,015          48,286
Less:  Provisions  (2)                                    (500)           (357)

                                                --------------------------------
Book value of debt securities  (1)                       31,515          47,929

Add:  Book value of related derivatives                   (142)            (66)

                                                --------------------------------
                                                         31,373          47,863
                                                --------------------------------

Market value of debt securities                          31,640          47,990
Market value of related derivatives                       (931)           (555)

                                                --------------------------------
                                                         30,709          47,435
                                                --------------------------------

Mark to market on debt securities                           125              61
Mark to market on related derivatives                     (789)           (489)

                                                --------------------------------
                                                          (664)           (428)
                                                --------------------------------

(1) Total debt securities subject to the mark to market adjustment above of (pound)31.5 billion differ to the total debt securities figure of (pound)32.3 billion as a result of (pound)0.8 billion of debt securities held in 'trading' books.
(2) The analysis above is net of (pound)414 million specific and (pound)86 million general provisions.
(3) For comparative purposes, debt securities transferred from Abbey National Treasury International Limited in 2002 are included in the mark to market analysis in 2001.

The mark to market table indicates the possible loss, were a decision made to sell the portfolio rather than hold the assets to maturity. Of the overall deficit at 31 December 2002 of (pound)664 million, (pound)431 million relates to positions where the mark to market, including related derivatives, is less than 90% of book value, of which (pound)271 million lies between 80-90% of book value.

The overall increase in the deficit year-on-year is largely due to the effect of the illiquidity of certain CDO positions which combined with other ABS positions represent 78% of the total deficit.

A large part of the mark to market deficit arises from derivatives. This is not unusual and has arisen because the vast majority of mark to market positions relate to fixed rate bonds that are swapped to floating rate on purchase. Generally, interest rates have fallen since the assets were acquired, reducing the value of the interest rate swaps. Note that this would have been offset by the increased value of the fixed rate securities before the impact of credit widening.


5.2.4:  Loan portfolio, and related exposures

                            ----------------------------------------------------------------
                                31 December 2002                31 December 2001
                                Assets               RWAs         Assets              RWAs
                             (pound) bn         (pound) bn     (pound) bn        (pound) bn
                            ----------------------------------------------------------------
Infrastructure                      1.6                2.2            1.4               1.8
Project Finance                     2.9                3.3            2.5               2.9
Acquisition Finance                 2.1                1.3            2.3               1.8
Structured Finance lending          1.8                0.4            2.3               0.6

                            ----------------------------------------------------------------
Total loan portfolio                8.4                7.2            8.5               7.1
                            ----------------------------------------------------------------

The change in the loan portfolio represented additional investments in Project and Infrastructure Finance assets in the first half of the year partially offset by a run-off of shorter dated maturities in Acquisition and Structured Finance. Approximately half of the Project Finance balance relates to property financing transactions, which are secured on specific property assets.

Concentrations are detailed in Section 5.2.5.

Maturities on infrastructure and property lending are generally long-dated (in excess of ten years). In total, margin income associated with this business in 2002 equalled (pound)86.2 million.


Leasing businesses

                 ---------------------------------------------------------------
                       31 December 2002                    31 December 2001
                        Assets             RWA's        Assets            RWA's
                    (pound) bn        (pound) bn    (pound) bn       (pound) bn
                 ---------------------------------------------------------------

Finance leases             3.1               1.0           4.4              1.6
Operating leases           2.6               2.7           2.1              2.2

                 ---------------------------------------------------------------
Total                      5.7               3.7           6.5              3.8
                 ---------------------------------------------------------------

The finance leasing portfolio is predominantly high quality with over 60% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held by the Porterbrook ((pound)2.0 billion) and IEM ((pound)0.5 billion) subsidiaries.


Private equity

                                          ---------------------
                                                   31 December
                                                          2002
                                                     (pound) m
                                          ---------------------

Opening balance of drawdowns                               697
Drawdowns in the current period                            311
Disposals                                                  (88)
Provisions                                                (123)

                                          ---------------------
Closing balance of drawdowns                               797
                                          ---------------------

Of the private equity portfolio, (pound)140 million is US exposures, (pound)87 million is direct or quoted investment, with the remainder relating to European (including UK) exposures. Undrawn commitments represent a further exposure in excess of (pound)650 million (2001: in excess of (pound)1 billion). The decrease is largely due to drawdowns noted in the above table.

36% of the US exposure has now been provided for.


5.2.5:  Wholesale Bank Exit Portfolios credit exposure analysis

The following analysis is net of provisions of (pound)745 million, and includes total undrawn commitments of (pound)2.0 billion. In total, approximately 75% of the exposures in the PBU have external ratings. However, for approximately (pound)19 billion of these, internal ratings have been used in the following analysis. In the vast majority of instances the internal ratings take a more prudent stance.

Credit exposures by credit rating

                              --------------------------------    ----------------------------------
                                   31 December 2002                  31 December        31 December
                                                                            2002               2001
                                   Average         Average of              Total              Total
                                  Exposure              Top 5           Exposure           Exposure
                                                    exposures
                                 (pound) m          (pound) m         (pound) bn         (pound) bn
                              --------------------------------    ----------------------------------
AAA                                   31.0              338.7               15.5               20.0
AA                                    43.0              475.1                7.4               11.6
A                                     46.6              299.6               13.6               14.4
BBB                                   32.1              376.9                8.5                9.3

                              --------------------------------    ----------------------------------
Total investment grade                                                      45.0               55.3

BB                                    17.1               59.9                1.6                2.6
B                                     14.8               43.5                0.6                1.0
CCC                                   13.5               43.6                0.6                0.4

                              --------------------------------    ----------------------------------
Total sub-investment grade                                                   2.8                4.0

Equity                                 n/a                n/a                0.9                0.7

                              --------------------------------    ----------------------------------
Total exposure                                                              48.7               60.0
                              --------------------------------    ----------------------------------


Note: Equity exposures included (pound)0.1 billion in respect of the Newark Junior note. This does not appear within the private equity balance on the analysis in Section 5.2.1 as the bonds held within the structure are included in debt securities.


Total investment grade exposures in the PBU fell by (pound)10.3 billion to (pound)45.0 billion (2001: (pound)55.3 billion) driven by Asset and Mortgage Backed securities maturities and sales in the AAA and AA books, combined with an element of downward credit migration. The (pound)0.8 billion decrease in A graded exposures relates to sales of corporate investment securities, while a similar drop in the BBB grade reflects sales of telecoms and manufacturing corporates, and a small reduction in sovereigns.

Exposures below investment grade have also been reduced from (pound)4.0 billion to (pound)2.8 billion, following the Newark high yield securitisation in May 2002, and some sovereign bond upgrades.

The concentrations of investment grade exposures relate in large part to UK and US government and financial services exposures. Within BBB, the top 5 counterparties relate to major international corporates, sovereign bonds and asset finance lending.

Asset backed securities classified as CDOs represent (pound)3.8 billion of the total investment grade securities and (pound)80 million of the sub-investment grade securities. Since 31 December 2002, a further (pound)495 million has migrated downward into sub-investment grade.


Credit exposures by sector

                                       ------------------------------      ---------------------------------------------
                                            31 December 2002                             31 December 2002
                                           Specific          Average          Investment            Sub-          Total
                                         Provisions         of Top 5               Grade      Investment        (net of
                                                           exposures                               Grade    provisions)
                                          (pound) m        (pound) m          (pound) bn      (pound) bn     (pound) bn
                                       ------------------------------       --------------------------------------------
Banks and Financial Institutions                 37            461.6                13.5             0.1           13.6
Sovereign                                         -            308.9                 1.9               -            1.9
Corporates:
 -  Utilities, energy & natural r'ces            40            149.6                 1.0               -            1.0
 -  Aero, defence & airlines                      -             26.0                 0.1             0.1            0.2
 -  Telecoms                                    155             87.9                 0.5             0.1            0.6
 -  Manufacturing & transport                    21            210.3                 1.3             0.1            1.4
 -  Other                                         5            125.7                 2.2             0.9            3.1
Asset Finance:
 -  Project Finance (incl. Property)            167            122.9                 2.7             0.7            3.4
 -  Infrastructure Finance                        -            236.5                 2.9             0.2            3.1
 -  Operating Leasing                             -            176.9                 0.9             0.2            1.1
ABS / MBS:
 -  Asset / Mortgage Backed                      76            175.5                13.4             0.3           13.7
 -  CDOs                                         62            126.8                 3.8             0.1            3.9
 -  Federal Agency                                -            251.3                 0.8               -            0.8

                                       ------------------------------       --------------------------------------------
                                                563                                 45.0             2.8           47.8
                                       ------------------------------       --------------------------------------------

Credit exposure
Equity related (excl. undrawns)            182  (1)                                    -             0.9            0.9

                                       ------------------------------       --------------------------------------------
Total exposure                                  745                                 45.0             3.7           48.7
                                       ------------------------------       --------------------------------------------



                                       ------------------------------       --------------------------------------------
                                            31 December 2001                             31 December 2001
                                           Specific          Average          Investment            Sub-          Total
                                         Provisions         of Top 5               Grade      Investment        (net of
                                                           exposures                               Grade    provisions)
                                          (pound) m        (pound) m          (pound) bn      (pound) bn     (pound) bn
                                       ------------------------------       --------------------------------------------

Banks and Financial Institutions                  -            546.7                16.2             0.1           16.3
Sovereign                                         7            568.3                 3.5             0.9            4.4
Corporates:
 -  Utilities, energy & natural r'ces           101            149.8                 1.1             0.2            1.3
 -  Aero, defence & airlines                      -             17.5                 0.1               -            0.1
 -  Telecoms                                     64            259.4                 1.6             0.3            1.9
 -  Manufacturing & transport                    25            266.5                 1.8             0.2            2.0
 -  Other                                        33            146.0                 1.9             1.6            3.5
Asset Finance:
 -  Project Finance (incl. Property)              -             72.1                 1.7             0.1            1.8
 -  Infrastructure Finance                        -            230.9                 2.4             0.1            2.5
 -  Operating Leasing                             -             65.4                 0.3             0.2            0.5
ABS / MBS:
 -  Asset / Mortgage Backed                      38            236.7                18.0             0.3           18.3
 -  CDOs                                          -            167.7                 5.5               -            5.5
 -  Federal Agency                                -            386.6                 1.2               -            1.2

                                       ------------------------------       --------------------------------------------
                                                268                                 55.3             4.0           59.3
                                       ------------------------------       --------------------------------------------

Credit exposure
Equity related (excl. undrawns)                  10                                    -             0.7            0.7

                                       ------------------------------       --------------------------------------------
Total exposure                                  278                                 55.3             4.7           60.0
                                       ------------------------------       --------------------------------------------


(1) Balance includes (pound)55 million specific provisions relating to the Newark CBO.

Total exposures fell by (pound)11.3 billion during 2002 to (pound)48.7 billion (2001: (pound)60.0 billion).

Exposures to Banks and Financial Institutions, and Sovereigns decreased by (pound)5.2 billion to (pound)15.5 billion as a result of active sales in the investment securities portfolio.

Total corporate exposure of (pound)6.3 billion was reduced by 28% from (pound)8.8 billion, driven by strong reductions in Telecoms and Manufacturing exposures. The exposure to utilities has fallen (pound)0.3 billion, with the largest balances relating to European utilities and oil and gas. However, further exposures classified as ABS and Project Finance in the table, result in a total exposure to utilities of (pound)3.4 billion. Similarly, total exposures to Aerospace were (pound)760 million higher as a result of exposures classified as ABS in the table. Strong reductions in Telecoms exposures have resulted from the active sale of positions and the issue of the Newark CBO, with the remaining balances relating to major European fixed line providers. Manufacturing exposures have reduced by (pound)0.6 billion as a result of investment securities sales. Remaining exposures are to major international manufacturers.

Asset Finance exposures of (pound)7.6 billion are over 58% higher than 2001, driven by strong growth across the book to predominantly investment grade counterparties.

Exposures to ABS and MBS fell significantly to (pound)18.4 billion (2001:
(pound)25 billion) in large part due to the natural maturity of the book, decreased business activity, and active sales. Top 5 exposures are all investment grade ABS counterparties, and mostly AAA. CDO exposures have fallen by (pound)1.6 billion due to roll-off and, more recently, sales. The small increase in sub-investment grade CDO exposure is driven by credit migration. Overall the top 5 counterparties are rated BBB+ or better.


Credit exposures by region

                                  ----------------------------------------------
                                                 31 December 2002
                                     Investment   Sub-investment          Total
                                          Grade            Grade
                                     (pound) bn       (pound) bn     (pound) bn
                                  ----------------------------------------------

Europe                                     20.2              2.3           22.5
North America                              22.0              1.2           23.2
Asia-Pacific                                2.6              0.1            2.7
Latin America                                 -              0.1            0.1
Middle East                                 0.2                -            0.2

                                  ----------------------------------------------
Total exposure                             45.0              3.7           48.7
                                  ----------------------------------------------



                                  ----------------------------------------------
                                                31 December 2001
                                     Investment   Sub-investment          Total
                                          Grade            Grade
                                     (pound) bn       (pound) bn     (pound) bn
                                  ----------------------------------------------

Europe                                     21.6              1.8           23.4
North America                              29.7              2.6           32.3
Asia-Pacific                                3.7              0.1            3.8
Latin America                               0.1              0.2            0.3
Middle East                                 0.2                -            0.2

                                  ----------------------------------------------
Total exposure                             55.3              4.7           60.0
                                  ----------------------------------------------

The largest regional fall was to North American exposures, down 28% to (pound)23.2 billion (2001: (pound)32.3 billion). This resulted in large part from the roll-off and increased sales activity in investment securities, including ABS, CDOs and corporate bonds. The decrease in sub-investment grade was the result of the Newark CBO in May 2002, offset by some credit migration in the power sector.

European exposure fell by (pound)0.9 billion to (pound)22.5 billion (2001:
(pound)23.4 billion) with bond sales offset in part by increases in loan portfolios such as Infrastructure. Sub-investment grade exposures have increased to (pound)2.3 billion (2001: (pound)1.8 billion) due to increased activity in the European LBO market, and more generally, downward credit migrations in Europe. Of the European exposure, 55% related to the UK.

Exposures in the Asia-Pacific region decreased by 29% to (pound)2.7 billion (2001: (pound)3.8 billion), attributable to active selling of concentrations in capital market exposures to sovereigns and corporates in the region.

The decrease of (pound)0.2 billion in Latin American exposures is the result of the active sale of sovereign bonds. Middle East exposures have remained relatively stable, and are not significant.

AAA, AA and A grade by exposure type

                                  -------------------------------------------------------------
                                         31 December 2002                 31 December 2001
                                         Average                 Total                   Total
                                        of Top 5              exposure                Exposure
                                       exposures
                                       (pound) m            (pound) bn              (pound) bn
                                  -------------------------------------------------------------
Banks and Financial Institutions           461.6                  13.1                    15.6
Sovereign                                  265.3                   1.6                     2.4
Corporates                                 186.0                   2.9                     2.9
Asset Finance                              148.6                   2.0                     1.3
ABS / MBS                                  246.7                  16.9                    23.7

                                  -------------------------------------------------------------
Total exposure                                                    36.5                    46.0
                                  -------------------------------------------------------------

In total, exposures to AAA to A- graded investments fell by 21% to (pound)36.4 billion with significant reductions in Banks and Financial Institutions ABS/MBS and CDOs. These reductions reflect sales and maturities particularly in the second half of 2003. Greatest concentrations to individual counterparties are to international banks. Sovereign exposures are to Japan, the UK and emerging European countries. The largest exposures within ABS are to the US government, US government agencies, securitised property rental and credit card receivables. Greatest corporate exposures relate to oil and gas, utility and motor manufacture. The largest Asset Finance exposures relate to the rail industry and property companies.

BBB grade by exposure type

                                   --------------------------------   ---------------------------------
                                         31 December 2002                  31 December     31 December
                                                                                  2002            2001
                                        Specific           Average               Total           Total
                                      provisions          of Top 5            exposure        Exposure
                                                         exposures
                                       (pound) m         (pound) m          (pound) bn      (pound) bn
                                   --------------------------------   ---------------------------------
Banks and Financial Institutions               -              39.4                 0.4             0.6
Sovereign                                      -              70.7                 0.3             1.1
Corporates                                     -             218.8                 2.3             3.6
Asset Finance                                  1             298.8                 4.4             3.1
ABS / MBS                                     58              92.2                 1.1             0.9

                                   --------------------------------   ---------------------------------
Total exposure                                59                                   8.5             9.3
                                   --------------------------------   ---------------------------------

In total, exposures to BBB graded investments fell by 9% to (pound)8.5 billion (2001: (pound)9.3 billion) with strong reductions in exposures to sovereigns and corporates, offset by growth in Asset Finance and an increase in ABS/MBS due primarily to downward credit migration.

Sovereign exposures fell (pound)0.8 billion, largely due to bond sales primarily in Asia. Corporate exposures were reduced by (pound)1.3 billion due to continued bond sales and the Newark CBO. The Top 5 counterparties are major manufacturing and service providers, to whom our exposures have continued to reduce in 2003.

Asset Finance exposures at (pound)4.4 billion are (pound)1.3 billion higher than 2001, due to increased activity in the structured property, project finance and infrastructure markets as well as new business from the leasing operations. Exposures are generally well secured on assets, and the largest exposures are to special finance vehicles relating to major infrastructure projects.

As identified under the credit exposures by credit rating table, sub-investment grade CDO exposure has increased by (pound)495 million in 2003.

Sub-investment grade credit exposure

                                      -----------------------------------   ----------------- -----------------
                                               31 December 2002                  31 December       31 December
                                                                                        2002              2001
                                              Specific           Average               Total             Total
                                            provisions          of Top 5            exposure          exposure
                                                               exposures
                                             (pound) m         (pound) m          (pound) bn        (pound) bn
                                      -----------------------------------   -----------------------------------
Banks and Financial Institutions                    37              18.6                 0.1               0.1
Sovereign                                            -                 -                   -               0.9
Corporates                                          52              50.4                 1.2               0.9
Asset Finance                                      167              59.4                 1.1               0.4
ABS / MBS                                           80              27.8                 0.4               0.3

                                      -----------------------------------   -----------------------------------
Credit exposure                                    336                                   2.8               2.6
                                      -----------------------------------   -----------------------------------

High yield  (1)                                    223              38.3                 0.1               1.4
Private equity (excluding undrawns)                127                                   0.8               0.7

                                      -----------------------------------   -----------------------------------
Total exposure                                     686                                   3.7               4.7
                                      -----------------------------------   -----------------------------------


(1) High yield exposure in 2001 includes certain loan counterparties amounting to (pound)0.2 billion.


In total, sub-investment grade exposures fell by 21% to (pound)3.7 billion (2001: (pound)4.7 billion). The significant fall in high yield exposures following the Newark CBO in May 2002, and upward credit migration of sovereign risk, have been partly offset by increased exposures, particularly in corporates and Asset Finance.

Corporate sub-investment grade exposures increased by (pound)0.3 billion due to increased activity in the European LBO markets, and downward credit migration. Exposures are mostly secured loan exposures to European based corporates.

Sub-investment grade exposures in the Asset Finance book increased by (pound)0.7 billion, mostly driven by credit migration in the power sector and operating lease assets. Three US based power project deals, in addition to aircraft leasing and infrastructure deals, impact the Top 5 average balances.


High yield securities

                                                           ----------------
                                                               31 December
                                                                      2002
                                                                (pound) bn
                                                           ----------------

Opening balance (net of provisions) at 31 December 2001                1.2
Less:
Asset disposals                                                       (0.3)
Additional provisions                                                 (0.1)
                                                           ----------------
High yield securities assets                                           0.8

Amount covered by credit protection through the CBO                   (0.7)
                                                           ----------------
High yield securities exposure                                         0.1
                                                           ----------------

The net exposure of assets not covered under the Newark CBO is (pound)9.5 million. The net exposure of (pound)0.1 billion above also comprises the holding of the Newark junior note of (pound)57 million net of a balance sheet provision of (pound)55 million. Dependant on portfolio performance, Abbey National also remains liable to extra margin contribution of up to (pound)88 million in respect of Newark.


5.3:  First National

                                       ----------------------------
                                          31 December 2002
                                            Assets            RWAs
                                        (pound) bn      (pound) bn
                                       ----------------------------

Consumer and Retail Finance Lending            4.8             3.9
Motor Finance                                  2.9             3.6
Litigation Finance                             0.3             0.3

                                       ----------------------------
                                               8.0             7.8
                                       ----------------------------

The consumer and retail finance lending businesses are contracted to be sold to GE Consumer Finance, as announced on 4 February 2003. Subject to completion, the disposal will release RWAs of (pound)3.9 billion in 2003, and will realise a premium to net assets of (pound)218 million subject to disposal costs and potential pre-completion adjustments. This is consistent with the remaining goodwill carried in reserves.

The risk weighted assets of Motor Finance include 100% of assets held by the PSA joint venture, while only 50% of the assets are included on the balance sheet. For Motor Finance and Litigation Funding, consideration is being given to a range of strategies to maximise value to our shareholders, including disposal opportunities.


5.4:  International operations

All operations focusing on international markets, excluding certain funding and deposit taking activities, have been designated non-core.

The international Life businesses contributed (pound)5 million to Group trading profit before tax, and generated circa (pound)0.9 billion of new business premiums (annualised equivalent of (pound)111 million).

Abbey National France and Abbey National Italy returned to profitability in 2002, in total contributing (pound)8 million.


6.  APPENDICES:  SUPPLEMENTARY INFORMATION

Appendix 1:  Financial statements for the year ended 31 December 2002

Consolidated profit and loss account

                                                             -----------------------------------------------
                                                                 31 December    31 December     31 December
                                                                        2002           2001            2000
                                                                   (pound) m      (pound) m       (pound) m
                                                             -----------------------------------------------
Net interest income                                                    2,689          2,692           2,680
Non-interest income (3)                                                  811          1,319           1,450
                                                             -----------------------------------------------
Total income                                                           3,500          4,011           4,130

Administration expenses (excluding depreciation on operating
lease assets)                                                         (1,992)        (1,820)         (1,807)
Goodwill impairments and amortisation                                 (1,202)           (36)            (12)
Depreciation of operating lease assets                                  (280)          (256)           (178)
Provisions for bad and doubtful debts                                   (514)          (263)           (273)
Provisions for contingent liabilities and commitments                    (50)             9             (21)
Amounts written off fixed asset investments                             (511)          (256)            (32)

                                                             -----------------------------------------------
Operating (loss) / profit                                             (1,049)         1,389           1,807

Income from associated undertakings  (3)                                  17             14              17
Profit on disposal of Group undertakings (3)                              48             67              45

                                                             -----------------------------------------------
(Loss) / profit on ordinary activities before tax                       (984)         1,470           1,869

Tax on (loss) / profit on ordinary activities                           (152)          (464)           (513)

                                                             -----------------------------------------------
(Loss) / profit on ordinary activities after tax                      (1,136)         1,006           1,356
Minority interests - non equity                                          (62)           (59)            (51)

                                                             -----------------------------------------------
(Loss) / profit attributable to shareholders                          (1,198)           947           1,305

Transfer from / (to) non-distributable reserve                           263            161            (134)
Preference dividends                                                     (62)           (42)            (38)
Ordinary dividends                                                      (362)          (720)           (649)

                                                             -----------------------------------------------
Retained (loss) / profit for the period                               (1,359)           346             484
                                                             -----------------------------------------------

Profit on ordinary activities before tax includes:
For acquired operations                                                    4             25               -

                                                             -----------------------------------------------

Average number of ordinary shares in issue (millions)                  1,442          1,431           1,420
(Losses) / earnings per ordinary share - basic                       (87.4)p          63.2p           89.2p
(Losses) / earnings per ordinary share - diluted                     (86.9)p          62.8p           88.6p
Dividends per ordinary share                                           25.0p         50.00p          45.50p

                                                             -----------------------------------------------

Group key statistics
Cost: income ratio (excluding goodwill amortisation)  (1)              95.3%          47.4%           45.0%
Pre-tax return on average ordinary shareholders' equity              (18.5)%          19.4%           28.8%
Post-tax return on average ordinary shareholders' equity             (20.6)%          13.3%           20.9%
Net asset value per ordinary share (2)                                  387p           468p            451p
Pre-tax return on average assets                                       0.50%          0.70%           0.97%
Pre-tax return on average risk weighted assets                       (1.19)%          1.75%           2.35%
Tier 1 capital                                                          8.8%           8.3%            8.8%
Equity Tier 1 capital                                                   6.1%           6.2%            7.5%
                                                             -----------------------------------------------

(1) The cost: income ratio measure is calculated as operating expenses (excluding goodwill amortisation) divided by total operating income after deducting depreciation of operating lease assets.

(2) Net asset value is calculated as closing ordinary shareholders' equity, divided by closing number of ordinary shares in issue.

(3) Total non-interest income disclosed elsewhere in this document comprises the sum of non-interest income, income from associated undertakings, and profit on disposal of Group undertakings.

Consolidated balance sheet

as at 31 December 2002

                                                                        ----------------------------
                                                                         31 December    31 December
                                                                                2002           2001
                                                                           (pound) m      (pound) m
                                                                        ----------------------------
Assets
Cash, treasury bills and other eligible bills                                  1,879          2,983
Loans and advances to banks                                                    6,601          9,874
----------------------------------------------------------------------------------------------------
Loans and advances to customers not subject to securitisation                 81,912         78,650
Loans and advances subject to securitisation                                  24,156         18,883
Non returnable finance on securitised advances                              (15,160)       (12,952)
----------------------------------------------------------------------------------------------------
Loans and advances to customers after non-returnable finance                  90,908         84,581
Net investment in finance leases                                               3,447          4,738
Debt securities                                                               59,807         67,858
Equity shares and similar interests                                              963            815
Long-term assurance business                                                   2,316          1,662
Fixed assets excluding operating lease assets                                    747          1,579
Operating lease assets                                                         2,573          2,522
Other assets                                                                   7,069          7,383
Assets of long-term assurance funds                                           29,411         30,415
                                                                        ----------------------------
Total assets                                                                 205,721        214,410
                                                                        ----------------------------

Liabilities
Deposits by banks                                                             24,174         24,945
Customer accounts                                                             76,766         75,809
Debt securities in issue                                                      48,079         54,413
Other liabilities                                                             12,969         13,739
Subordinated liabilities                                                       6,532          6,590
Reserve capital instruments                                                      771            297
Liabilities of long-term assurance funds                                      29,411         30,415

                                                                        ----------------------------
Total liabilities                                                            198,702        206,208
                                                                        ----------------------------

Minority interests - non-equity                                                  627            681
Non-equity shareholders' funds                                                   748            748
Equity shareholders' funds                                                     5,644          6,773

                                                                        ----------------------------
Total liabilities, minority interests and shareholders' funds                205,721        214,410
                                                                        ----------------------------

The (pound)24.2 billion loans and advances subject to securitisation represent residential mortgage asset that has been transferred directly to standalone securitisation vehicles or to a master trust for the purposes of issuing mortgage-backed securities. The (pound)15.2 billion non-returnable finance on securitised advances relates to mortgage assets that have been securitised. The balance represents residential mortgage asset in the master trust against which mortgage-backed securities have not been issued.

Statement of total recognised gains and losses

                                                               --------------------------------------------
                                                                31 December     31 December    31 December
                                                                       2002            2001           2000
                                                                  (pound) m       (pound) m      (pound) m
                                                               --------------------------------------------
Profit attributable to the shareholders                             (1,198)             947          1,305
Translation differences on foreign currency net investment              (2)               -              -
Unrealised surplus on revaluation of investment properties                -               -             11

                                                               --------------------------------------------
Total recognised gains relating to the period                       (1,200)             947          1,316

Prior period adjustments                                              (269)

                                                               -------------
Total gains recognised since the prior period                       (1,469)
                                                               -------------

The 2001 and 2000 comparative balances have been restated to reflect market valuations of investments in long-term assurance business, accounting for the costs of share-based payments, the revised presentation of coupon payments on Reserve Capital Instruments and the recognition of deferred tax assets. Further details of these are contained in Section 4.

Consolidated cash flow statement

                                                                         ------------------------------------------------
                                                                             31 December     31 December     31 December
                                                                                    2002            2001            2000
                                                                               (pound) m       (pound) m       (pound) m
                                                                         ------------------------------------------------
Net cash (outflow) / inflow from operating activities                           (10,952)           1,740           6,093
Returns on investments and servicing of finance
   Interest paid on subordinated liabilities                                       (337)           (323)           (289)
   Preference dividends paid                                                        (63)            (42)            (38)
   Payments to non-equity minority interests                                        (62)            (59)            (51)

                                                                         ------------------------------------------------
Net cash outflow from returns on investments and servicing of finance
                                                                                   (462)           (424)           (378)

Taxation
   UK corporation tax paid                                                         (481)           (438)           (402)
   Overseas tax paid                                                                (15)             (8)             (4)

                                                                         ------------------------------------------------
Total taxation paid                                                                (496)           (446)           (406)

Capital expenditure and financial investment
   Purchases of investment securities                                           (16,636)        (17,781)        (18,169)
   Sales of investment securities                                                 12,926           3,282           4,971
   Redemptions and maturities of investment securities                            14,977          13,993          10,898
   Purchases of tangible fixed assets                                              (909)         (1,001)           (502)
   Sales of tangible fixed assets                                                     79             197             508
   Transfers (to) / from Life Assurance funds                                      (882)              43           (328)

                                                                         ------------------------------------------------
Net cash inflow / (outflow) from capital expenditure and financial
investment                                                                         9,555         (1,267)         (2,622)

   Acquisitions and disposals                                                      (536)           (371)           (968)
   Equity dividends paid                                                           (648)           (570)           (548)

                                                                         ------------------------------------------------
Net cash outflow before financing                                                (3,539)         (1,338)           1,171

Financing
   Issue of ordinary share capital                                                    17              27              11
   Issue of preference share capital                                                   -             298               -
   Issue of loan capital                                                             392             686           1,355
   Issue of reserve capital instrument                                               485             297               -
   Issue of preferred securities                                                      15               -             620
   Repayment of loan capital                                                       (222)               -           (365)

                                                                         ------------------------------------------------
Net cash inflow from financing                                                       687           1,308           1,621

                                                                         ------------------------------------------------
(Decrease) / increase in cash                                                    (2,852)            (30)           2,792
                                                                         ------------------------------------------------

Reconciliation of movement in shareholders' funds

                                                                                     ------------------------------------
                                                                                           31 December       31 December
                                                                                                  2002              2001
                                                                                             (pound) m         (pound) m
                                                                                     ------------------------------------

Shareholders' funds as at beginning of the year                                                  8,051             6,830
Prior period adjustments                                                                         (530)                71

                                                                                     ------------------------------------
Equity shareholders' funds as at beginning of the year - restated                                7,521             6,901

(Loss) / profit retained for the period                                                        (1,622)               185
Increases in share capital including share premium                                                 109               442
Capitalised reserves on exercise of share options                                                  (7)              (13)
Goodwill written off                                                                               373                 -
Goodwill transferred from profit and loss account reserve during the year                           13                 -
Other movements                                                                                      5                 6

                                                                                     ------------------------------------
Shareholders' funds as at the end of the period                                                  6,392             7,521
                                                                                     ------------------------------------


Appendix 2:  Statutory net interest income

                                                              ---------------------------------------------
Table 1:  Net interest income                                    31 December    31 December    31 December
-----------------------------
                                                                        2002           2001           2000
                                                                   (pound) m      (pound) m      (pound) m
                                                              ---------------------------------------------
Interest receivable                                                    8,128         10,241         11,210
Interest payable                                                     (5,439)        (7,549)        (8,530)

                                                              ---------------------------------------------
Net interest income                                                    2,689          2,692          2,680
                                                              ---------------------------------------------

Group average interest earning assets ((pound)bn)                      191.9          183.9          166.1

Group net interest margin (%)                                           1.40           1.47           1.61

Group net interest spread (%)                                           1.25           1.32           1.42

                                                              ---------------------------------------------



                                            ------------------------------------------------------------------------
Table 2:  Spreads and margins                               2002                                2001
-----------------------------
                                                  First      Second         Full       First      Second        Full
                                                   Half        Half         Year        Half        Half        Year
                                              (pound) m   (pound) m    (pound) m   (pound) m   (pound) m   (pound) m
                                            -------------------------------------------------------------------------

Net interest income ((pound)m)                    1,364       1,325        2,689       1,338       1,354       2,692

Average interest earning assets ((pound)bn)
  Group                                           191.6       192.2        191.9       177.9       189.9       183.9
  Retail Banking                                   71.2        77.4         74.3        67.7        69.9        68.8

Net interest margins (%)
  Group                                            1.42        1.38         1.40        1.50        1.44        1.47
  Retail Banking  (1)                              2.08        1.98         2.03        2.17        2.05        2.11
  Wholesale Banking                                0.43        0.37         0.40        0.44        0.46        0.45
  First National                                   6.91        6.87         6.89        6.94        6.96        6.95

Spread (%)
  Group                                            1.33        1.17         1.25        1.33        1.31        1.32
  Retail Banking  (1)                              1.82        1.75         1.79        1.92        1.80        1.86

                                            -------------------------------------------------------------------------

(1) Spread and margin calculations exclude Unsecured Lending, Abbey National business, Retail Insurance and Abbey National Life


                                 -----------------------------------------------------------
Table 3:  Average balance sheet           2002                           2001
-------------------------------
                                      Average        Average         Average        Average
                                      balance           rate         balance           Rate
                                    (pound)bn              %       (pound)bn              %
                                 -----------------------------------------------------------
Group
Interest earning assets                 179.0                          174.9
Securitisation gross up                  12.9                            9.0

                                 -----------------------------------------------------------
Interest earning assets                 191.9           4.53           183.9           6.84

Interest bearing liabilities            170.4                          168.3
Securitisation gross up                  12.9              -             9.0              -

                                 -----------------------------------------------------------
Interest bearing liabilities            183.3           3.28           177.3           4.25

Shareholders' funds                       6.8              -             7.6              -
Other net non-interest bearing
liabilities / (assets)                    1.8              -           (1.0)              -

                                 -----------------------------------------------------------



Definitions

Net interest margin:      represents net interest income as a percentage of
                          average interest earning assets.

Net interest spread:      the difference between the average interest rate
                          earned on average interest earning assets and the average interest rate paid on average interest bearing liabilities.

Securitised assets:       are shown with a deduction for non-recourse finance on
                          the face of the balance sheet. Gross securitised assets before this deduction are used in the calculation of yields, spreads and margins.



                                   ------------------------------------------------------------------------------
Table 4:  Mortgage discounts and                 31 December                             31December
---------------------------------
cashbacks                                            2002                                   2001
---------
                                         Expense    Charged to    Balance       Expense    Charged to    Balance
                                     incurred in    profit and    carried   incurred in    profit and    carried
                                            year          loss    forward          year          loss    forward
                                        (pound)m      (pound)m   (pound)m      (pound)m      (pound)m   (pound)m
                                   ------------------------------------------------------------------------------
Interest rate discounts                      214         (247)         22           348         (376)         55
Cashbacks                                     45         (154)        181            70         (180)        290

                                   ------------------------------------------------------------------------------
Total                                        259         (401)        203           418         (556)        345
                                   ------------------------------------------------------------------------------

Appendix 3:  Group non-interest income
                                                                ---------------------------------------------
                                                                  31 December     31 December    31 December
                                                                         2002            2001           2000
                                                                    (pound) m       (pound) m      (pound) m
                                                                ---------------------------------------------
Total dividend income                                                       1               3              3

Insurance income                                                          204             238            239
Administration, survey and legal fees                                     207             177            211
Other retail banking income                                               218             214            246
Wholesale Banking fees                                                     45              91             72
Other commissions receivable                                              112              86             99

                                                                ---------------------------------------------
Fees and commissions receivable                                           786             806            867

Introducer fee charge                                                    (197)           (183)          (199)
Financial markets permanent fees / brokerage fees                         (18)            (11)            (9)
Other commissions payable                                                 (60)            (81)           (61)

                                                                ---------------------------------------------
Fees and commissions payable                                             (275)           (275)          (269)

                                                                ---------------------------------------------
Net fees and commissions                                                  511             531            598
                                                                ---------------------------------------------

Dealing profits                                                           100             176            116

(Decrease) / increase in value of long-term assurance business           (311)            (98)           138
Fee income on high loan to value loans                                     85             100             95
Income from operating lease assets                                        400             441            303
Other financial income                                                     90             247            259

                                                                ---------------------------------------------
Other operating income                                                    264             690            795
                                                                ---------------------------------------------
Total non-interest income                                                 876           1,400          1,512
                                                                ---------------------------------------------


Appendix 4:  Group operating expenses

                                                                ---------------------------------------------
                                                                   31 December    31 December    31 December
                                                                          2002           2001           2000
                                                                     (pound) m      (pound) m      (pound) m
                                                                ---------------------------------------------
Salaries and other staff costs                                             932            815            827

Bank, legal and professional fees                                          135            145            174
Advertising and marketing                                                   46             80             82
                                                                ---------------------------------------------
Bank, legal, marketing and professional expenses                           181            225            256

Software, computer and other administration expenses                       560            488            447

Premises and equipment depreciation                                        103            111            122
Depreciation of operating lease assets  (1)                                280            256            178
Goodwill amortisation                                                       64             36             12
Goodwill impairment                                                      1,138              -              -
                                                                ---------------------------------------------
Amortisation and depreciation of fixed assets                            1,585            403            312

Rent payable                                                               121            108             75
Rates payable                                                               28             23             23
Other running costs                                                         67             50             57
                                                                ---------------------------------------------
Other property and equipment expenses                                      216            181            155
                                                                ---------------------------------------------
Total operating expenses (including depreciation of operating
lease assets)                                                            3,474          2,112          1,997
                                                                ---------------------------------------------

(1) In 2002 includes (pound)38 million relating to the impairment of IEM.


Appendix 4.1:  Directors' Remuneration

Full details of current directors' remuneration will be published in the Annual Report and Accounts as usual. Five executive directors left the Company's employment in 2002. Compensation payments were made in accordance with the terms of their service contracts. The table below sets out those amounts:

             --------------------------------------------------------------------------
                    Payment            Pension    Contractual Pension    Contractual
                    in lieu        Benefits in            Benefits on     Redundancy
                  of notice     Lieu of notice             Redundancy        Payment
                    (pound)            (pound)                (pound)        (pound)

             --------------------------------------------------------------------------
I Harley          1,132,312            560,000                    Nil            Nil
T. Ingram           517,880            230,000                520,000        401,640
J. King             394,143            142,000                 65,000        543,602
A. Pople            700,316            118,000                    Nil            Nil
I. Treacy           410,920            188,000                104,000        406,252
             --------------------------------------------------------------------------

All five directors received a payment in lieu of notice together with other contractual entitlements (including augmented pension benefits where applicable) for their notice periods.

As a result of their early retirement, the 2002 increase in transfer value of accrued pension for Ian Harley, John King and Ian Treacy is (pound)1,858,944, (pound)683,369 and (pound)646,571 respectively. This arises partly from the pension payments above, partly from normal contributions during the year, with the remainder of the increase due to the transfer value at 31 December 2001 having been calculated in the usual way using actuarial assumptions including a normal retirement age. If early retirement in 2002 had been assumed in calculating the transfer value at 31 December 2001, the transfer value at that date would have been significantly higher. This final component should not be considered to be payments to the former directors.

Appendix 5:  Group provisions

                                                -----------------------------------------------
                                                   31 December     31 December     31 December
                                                          2002            2001            2000
                                                     (pound) m       (pound) m       (pound) m
                                                -----------------------------------------------
Secured                                                     32              42              43
Unsecured                                                  107             100             113

                                                -----------------------------------------------
Retail Banking                                             139             142             156

First National                                             115             113             112
cahoot                                                      12               7               2
Other                                                        2               1               3

                                                -----------------------------------------------
Wealth Management and Long-Term Savings                    129             121             117

Wholesale Banking                                          247               -               -
Other                                                      (1)               -               -

                                                -----------------------------------------------
Provisions for bad and doubtful debts                      514             263             273
                                                -----------------------------------------------

Wholesale Banking                                          513             256              34
Other                                                      (2)               -             (2)

                                                -----------------------------------------------
Amounts written off fixed asset investments                511             256              32
                                                -----------------------------------------------

                                                -----------------------------------------------
Contingent liabilities and commitments                      50             (9)              21
                                                -----------------------------------------------

                                                -----------------------------------------------
Total Provisions                                         1,075             510             326
                                                -----------------------------------------------



                                   ---------------------------------------------------------------------------
Table 2:  Provisions for bad and    Residential    Other secured     Unsecured     On Wholesale         Total
---------------------------------                                                  Advances (1)
doubtful debts                        (pound) m        (pound) m     (pound) m         (pound)m     (pound) m
--------------                     ---------------------------------------------------------------------------
At 1 January 2002

General                                     150               22            36                -           208
Specific                                     62               72           156                -           290

                                   ---------------------------------------------------------------------------
Total                                       212               94           192                -           498

Exchange adjustments                          1                2             -              (3)             -
Acquisitions of subsidiaries                  6                1             1                -             8
Disposals of subsidiary
undertakings                                  -                -           (1)                -           (1)
Transfer from investment
security provisions                           -                -             -               16            16
Transfer from P&L account                    23               26           218              247           514
Irrecoverable amounts written off
                                           (18)             (24)         (247)                -         (289)

                                   ---------------------------------------------------------------------------
At 31 December 2002                         224               99           163              260           746
                                   ---------------------------------------------------------------------------

General                                     174               23            35               56           288
Specific                                     50               76           128              204           458

                                   ---------------------------------------------------------------------------
Total                                       224               99           163              260           746
                                   ---------------------------------------------------------------------------

(1): Wholesale Banking provisions of(pound)247 million relate to loans and advances to customers.


                                        --------------------------------------------------------------------------
Table 3:  Analysis of provisions for             Charge        Charge         Charge    Provisions   Balance % of
-------------------------------------        First Half   Second Half      Full Year       balance           loan
bad and doubtful debts - 2002                 (pound) m     (pound) m      (pound) m     (pound) m         assets
-----------------------------           --------------------------------------------------------------------------
Secured                                               7            10             17           181            0.2
Personal banking                                     28            37             65            46           14.3
Unsecured personal loans                             26            15             41            45            2.2
Abbey National business                               7             9             16             9            0.6
                                        --------------------------------------------------------------------------
Retail Banking                                       68            71            139           281            0.5

First National                                       59            56            115           117            1.4
European operations                                   1             1              2            77            1.7
cahoot                                                6             6             12             8            1.3
                                        --------------------------------------------------------------------------
WM&LTS                                               66            63            129           202            1.5

Wholesale Banking                                    20           227            247           260            1.8

Group Infrastructure                                  2           (3)            (1)             3            0.6
                                        --------------------------------------------------------------------------
Total                                               156           358            514           746            0.9
                                        --------------------------------------------------------------------------


                                        --------------------------------------------------------------------------
Table 4:  Analysis of provisions for             Charge        Charge         Charge    Provisions   Balance % of
-------------------------------------        First Half   Second Half      Full Year       balance           loan
bad and doubtful debts - 2001                 (pound) m     (pound) m      (pound) m     (pound) m         assets
-----------------------------           --------------------------------------------------------------------------

Secured                                              27             4             31           183            0.3
Personal banking                                     23            18             41            36           12.1
Unsecured personal loans                             30            28             58            73            3.6
Abbey National business                               6             6             12            10            0.7

                                        --------------------------------------------------------------------------
Retail Banking                                       86            56            142           302            0.6

First National                                       49            64            113           137            1.8
European operations                                   -             1              1            57            1.7
cahoot                                                3             4              7             2            1.1

                                        --------------------------------------------------------------------------
WM&LTS                                               52            69            121           196            1.8

                                        --------------------------------------------------------------------------
Total                                               138           125            263           498            0.6
                                        --------------------------------------------------------------------------


Appendix 6:  Taxation
                                                                  ------------------------------------------
                                                                  31 December    31 December    31 December
                                                                         2002           2001           2000
                                                                    (pound) m      (pound) m      (pound) m
                                                                  ------------------------------------------
Taxation at UK corporation tax rate of 30%                              (295)            441            561

Effect of non-allowable provisions and other non-equalised items           49              8           (20)
Impairment and amortisation of goodwill                                   360             10              4
Capital allowances for the period in excess of depreciation                42           (47)           (33)
Provisions and short term timing differences                               74              2           (29)
Effect of non-UK profits and losses                                        36            (1)            (8)
Adjustment to prior year tax provisions                                  (31)              -           (40)
Effect of loss utilisation                                                (1)            (2)           (27)
Deferred tax: Timing differences, origination and reversal               (82)             53            105

                                                                  ------------------------------------------
Total taxation                                                            152            464            513
                                                                  ------------------------------------------

Effective rate  (1)                                                   (15.4)%          31.6%           27.4%

(1) The effective tax rate is obtained by dividing taxes by (loss) / profit before taxes.


Total taxation decreased to (pound)152 million (2001: (pound)464 million). This was the result of a decrease in profit before taxes and before the charge for goodwill impairment. The effective tax rate has increased in 2002 as compared to 2001 as a result of the non-allowable charge for impairment of goodwill, an increase in the effect of non-allowable provisions and other non-equalised items and the taxation of dividends received from offshore subsidiaries, the profits of which had previously been taxed at rates lower than the standard rate of UK corporation tax without equalisation through deferred tax.


Appendix 7:  Prior year restatements

Segmental reclassification

The segmental representation of the Abbey National Group has changed since the 2001 Full Year Results presentation. In February 2002, management changes were announced, and subsequent results presentations (including this one) have been reported under three customer facing business divisions. In addition to a Group Infrastructure division, they are:

o   Retail Banking;

o   Wealth Management and Long-Term Savings; and

o   Wholesale Banking.


Accounting Policy Changes

In addition to this segmental reporting change, there have been some accounting policy changes that have impacted prior year results. They are:

o   UITF Abstract 33 - Reserve Capital instruments;

o   Expensing of Stock Options; and

o   Embedded Value methodology.

These accounting policy changes are discussed in detail in Section 4.

Appendix 7.1 provides a reconciliation of prior year segmental results to the new, at the PBT level, taking into account the impact of these accounting policy changes. Appendix 7.2 then splits this new segmental PBT by profit and loss line.


Trading Performance

Throughout this document, a measure of "trading" has been used. When analysing the results, the statutory results have been adjusted for the following:

o   embedded value re-basing;

o   losses on credit impaired asset disposals in the Wholesale Bank;

o   other asset disposals;

o   cost programme implementation;

o   share write-downs;

o   IEM impairment;

o   goodwill impairments; and

o   goodwill amortisation.

Appendix 7.3 reconciles on a segmental basis between the statutory and 'trading P&L' and Appendix 7.4 provides a reconciliation showing all adjustments on a line-by-line basis.


Appendix 7.1: Segmental reclassification and accounting policy changes - PBT level

2001 profit before tax

                                      -------------------------------------------------------------------------------
                                                2001      Retail Banking        WM&LTS       Wholesale         Group
                                        Stated basis           (pound) m                       Banking        Infra.
                                           (pound) m                         (pound) m       (pound) m     (pound) m
                                      -------------------------------------------------------------------------------
Retail Banking                                 1,303               1,303             -               -             -
Wholesale Banking                                504                   -             -             504             -
Business to Business                             284                 (2)           286               -             -
Business to Consumer                            (37)                (26)          (11)               -             -
Group Infrastructure                           (116)                   -             -               -         (116)

                                      -------------------------------------------------------------------------------
2001 segmental reclassification of
PBT                                            1,938               1,275           275             504         (116)

Accounting policy changes:

 -  RCI restatement                             (19)                   -             -               -          (19)
 -  Embedded value re-basing                   (443)                (34)         (409)               -             -
 -  Share write-downs                            (6)                   -             -               -           (6)

                                      -------------------------------------------------------------------------------
2001 restated statutory PBT                    1,470               1,241         (134)             504         (141)
                                      -------------------------------------------------------------------------------


2000 profit before tax


                                      -------------------------------------------------------------------------------
                                                2000      Retail Banking        WM&LTS       Wholesale         Group
                                        Stated basis           (pound) m                       Banking        Infra.
                                           (pound) m                         (pound) m       (pound) m     (pound) m
                                      -------------------------------------------------------------------------------

Retail Banking                                 1,283               1,283             -               -             -
Wholesale Banking                                575                   -             -             575             -
Business to Business                             254                  17           237               -             -
Business to Consumer                            (48)                   -          (48)               -             -
Group Infrastructure                            (89)                   -             -               -          (89)

                                      -------------------------------------------------------------------------------
2000 segmental reclassification of
PBT                                            1,975               1,300           189             575          (89)

Accounting policy changes:

 -  Embedded value re-basing                   (102)                (13)          (89)               -             -
 -  Share write-downs                            (4)                   -             -               -           (4)

                                      -------------------------------------------------------------------------------
2000 restated statutory PBT                    1,869               1,287           100             575          (93)
                                      -------------------------------------------------------------------------------


Appendix 7.2: Segmental reclassification and accounting policy changes - P&L level

The restated segmental profit before tax (PBT) from Appendix 7.1 is set out below on a line-by-line basis:

2002 profit before tax

                                              --------------------------------------------------------------------
                                                    Retail        WM&LTS     Wholesale        Group         GROUP
                                                   Banking                     Banking       Infra.
                                                 (pound) m     (pound) m     (pound) m    (pound) m     (pound) m
                                              --------------------------------------------------------------------
Net interest income                                  1,666           739           459        (175)         2,689
Non-interest income                                    769         (503)           504          106           876

                                              --------------------------------------------------------------------
Total income                                         2,435           236           963         (69)         3,565

Operating expenses                                 (1,083)         (392)         (233)      (1,486)       (3,194)
Depreciation of operating lease assets                (23)           (5)         (252)            -         (280)
Provisions for bad and doubtful debts                (139)         (129)         (247)            1         (514)
Provisions for contingent liabs and commits           (11)           (4)             -         (35)          (50)
Amounts w/o fixed asset investments                      -             2         (513)            -         (511)

                                              --------------------------------------------------------------------
Statutory profit before tax                          1,179         (292)         (282)      (1,589)         (984)
                                              --------------------------------------------------------------------


2001 profit before tax


                                              --------------------------------------------------------------------
                                                    Retail        WM&LTS     Wholesale        Group         GROUP
                                                   Banking                     Banking       Infra.
                                                 (pound) m     (pound) m     (pound) m    (pound) m     (pound) m
                                              --------------------------------------------------------------------

Net interest income                                  1,586           641           508         (43)         2,692
Non-interest income                                    918         (255)           590          147         1,400

                                              --------------------------------------------------------------------
Total income                                         2,504           386         1,098          104         4,092

Operating expenses                                 (1,016)         (392)         (186)        (262)       (1,856)
Depreciation of operating lease assets                (97)           (7)         (152)            -         (256)
Provisions for bad and doubtful debts                (142)         (121)             -            -         (263)
Provisions for contingent liabs and commits            (8)             -             -           17             9
Amounts w/o fixed asset investments                      -             -         (256)            -         (256)

                                              --------------------------------------------------------------------
Statutory profit before tax                          1,241         (134)           504        (141)         1,470
                                              --------------------------------------------------------------------


2000 profit before tax


                                              --------------------------------------------------------------------
                                                    Retail        WM&LTS     Wholesale        Group         GROUP
                                                   Banking                     Banking       Infra.
                                                 (pound) m     (pound) m     (pound) m    (pound) m     (pound) m
                                              --------------------------------------------------------------------

Net interest income                                  1,615           632           441          (8)         2,680
Non-interest income                                    903            41           423          145         1,512

                                              --------------------------------------------------------------------
Total income                                         2,518           673           864          137         4,192

Operating expenses                                   (995)         (452)         (155)        (217)       (1,819)
Depreciation of operating lease assets                (69)           (9)         (100)            -         (178)
Provisions for bad and doubtful debts                (156)         (117)             -            -         (273)
Provisions for contingent liabs and commits           (11)             3             -         (13)          (21)
Amounts w/o fixed asset investments                      -             2          (34)            -          (32)

                                              --------------------------------------------------------------------
Statutory profit before tax                          1,287           100           575         (93)         1,869
                                              --------------------------------------------------------------------

Appendix 7.3:  Reconciliation of Statutory P&L to "Trading P&L"

Retail Banking

                                         --------------------------------------------------------------------------
2002                                                         Profits /
                                         Statutory Basis     losses on            EV  Cost programme       Trading
                                               (pound) m     disposals     re-basing       (pound) m         Basis
                                                              (pound)m      (pound)m                     (pound) m
                                         --------------------------------------------------------------------------
Net interest income                                1,666             -             -               -         1,666
Non-interest income                                  769             -            32               -           801

                                         --------------------------------------------------------------------------
Total income                                       2,435             -            32               -         2,467

Operating expenses                               (1,083)             -             -              16       (1,067)
Depreciation of operating lease assets              (23)             -             -               -          (23)
Provisions for bad and doubtful debts              (139)             -             -               -         (139)
Provisions for cont liabs and commits               (11)             -             -               -          (11)
Amounts w/o fixed asset investments                    -             -             -               -             -

                                         --------------------------------------------------------------------------
Profit before tax                                  1,179             -            32              16         1,227
                                         --------------------------------------------------------------------------


                                         --------------------------------------------------------------------------
2001                                                         Profits /
                                         Statutory Basis     losses on            EV  Cost programme       Trading
                                               (pound) m     disposals     re-basing       (pound) m         Basis
                                                              (pound)m      (pound)m                     (pound) m
                                         --------------------------------------------------------------------------

Net interest income                                1,586             -             -               -         1,586
Non-interest income                                  918          (49)            34               -           903

                                         --------------------------------------------------------------------------
Total income                                       2,504          (49)            34               -         2,489

Operating expenses                               (1,016)             -             -               -       (1,016)
Depreciation of operating lease assets              (97)             -             -               -          (97)
Provisions for bad and doubtful debts              (142)             -             -               -         (142)
Provisions for cont liabs and commits                (8)             -             -               -           (8)
Amounts w/o fixed asset investments                    -             -             -               -             -

                                         --------------------------------------------------------------------------
Profit before tax                                  1,241          (49)            34               -         1,226
                                         --------------------------------------------------------------------------


                                         --------------------------------------------------------------------------
2000                                                         Profits /
                                         Statutory Basis     losses on            EV  Cost programme       Trading
                                               (pound) m     disposals     re-basing       (pound) m         Basis
                                                              (pound)m      (pound)m                     (pound) m
                                         --------------------------------------------------------------------------

Net interest income                                1,615             -             -               -         1,615
Non-interest income                                  903             -            13               -           916

                                         --------------------------------------------------------------------------
Total income                                       2,518             -            13               -         2,531

Operating expenses                                 (995)             -             -               -         (995)
Depreciation of operating lease assets              (69)             -             -               -          (69)
Provisions for bad and doubtful debts              (156)             -             -               -         (156)
Provisions for cont liabs and commits               (11)             -             -               -          (11)
Amounts w/o fixed asset investments                    -             -             -               -             -

                                         --------------------------------------------------------------------------
Profit before tax                                  1,287             -            13               -         1,300
                                         --------------------------------------------------------------------------


Wealth Management and Long-Term Savings

                                         ---------------------------------------------------------------
2002
                                               Statutory            EV            Cost          Trading
                                                   basis     re-basing       programme            Basis
                                               (pound) m      (pound)m       (pound) m        (pound) m
                                         ---------------------------------------------------------------

Net interest income                                  739             -               -              739
Non-interest income                                (503)           600               -               97

                                         ---------------------------------------------------------------
Total income                                         236           600               -              836

Operating expenses                                 (392)             -              14            (378)
Depreciation of operating lease assets               (5)             -               -              (5)
Provisions for bad and doubtful debts              (129)             -               -            (129)
Provisions for cont liabs and commits                (4)             -               -              (4)
Amounts w/o fixed asset investments                    2             -               -                2

                                         ---------------------------------------------------------------
Profit before tax                                  (292)           600              14              322
                                         ---------------------------------------------------------------


                                         ---------------------------------------------------------------
2001
                                               Statutory            EV            Cost          Trading
                                                   basis     re-basing       programme            Basis
                                               (pound) m      (pound)m       (pound) m        (pound) m
                                         ---------------------------------------------------------------

Net interest income                                  641             -               -              641
Non-interest income                                (255)           409               -              154

                                         ---------------------------------------------------------------
Total income                                         386           409               -              795

Operating expenses                                 (392)             -               -            (392)
Depreciation of operating lease assets               (7)             -               -              (7)
Provisions for bad and doubtful debts              (121)             -               -            (121)
Provisions for cont liabs and commits                  -             -               -                -
Amounts w/o fixed asset investments                    -             -               -                -

                                         ---------------------------------------------------------------
Profit before tax                                  (134)           409               -              275
                                         ---------------------------------------------------------------


                                         ---------------------------------------------------------------
2000
                                               Statutory            EV            Cost          Trading
                                                   basis     re-basing       programme            Basis
                                               (pound) m      (pound)m       (pound) m        (pound) m
                                         ---------------------------------------------------------------

Net interest income                                  632             -               -              632
Non-interest income                                   41            89               -              130

                                         ---------------------------------------------------------------
Total income                                         673            89               -              762

Operating expenses                                 (452)             -               -            (452)
Depreciation of operating lease assets               (9)             -               -              (9)
Provisions for bad and doubtful debts              (116)             -               -            (116)
Provisions for cont liabs and commits                  2             -               -                2
Amounts w/o fixed asset investments                    2             -               -                2

                                         ---------------------------------------------------------------
Profit before tax                                    100            89               -              189
                                         ---------------------------------------------------------------


Wholesale Banking

                                         --------------------------------------------------------------------------------
2002
                                                       Profits/  Losses on
                                           Statutory  Losses on      Asset        Cost   Goodwill       IEM      Trading
                                               Basis  Disposals  Disposals        Prog Impairment Impairment       Basis
                                           (pound) m   (pound)m   (pound)m   (pound) m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------
Net interest income                              459          -          -           -          -          -         459
Non-interest income                              504       (44)        104           -          -          -         564

                                         --------------------------------------------------------------------------------
Total income                                     963       (44)        104           -          -          -       1,023

Operating expenses                             (233)          -          -           3         16          -       (214)
Depreciation of operating lease assets         (252)          -          -           -          -         38       (214)

Provisions for bad and doubtful debts          (247)          -          -           -          -          -       (247)
Provisions for cont liabs and commits              -          -          -           -          -          -           -
Amounts w/o fixed asset investments            (513)          -          -           -          -          -       (513)
Losses on asset disposals                          -          -      (104)           -          -          -       (104)
IEM impairment                                     -          -          -           -          -       (38)        (38)

                                         --------------------------------------------------------------------------------
Profit before tax                              (282)       (44)          -           3         16          -       (307)
                                         --------------------------------------------------------------------------------


                                         --------------------------------------------------------------------------------
2001
                                                       Profits/  Losses on
                                           Statutory  Losses on      Asset        Cost   Goodwill       IEM      Trading
                                               Basis  Disposals  Disposals        Prog Impairment Impairment       Basis
                                           (pound) m   (pound)m   (pound)m   (pound) m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------

Net interest income                              508          -          -           -          -          -         508
Non-interest income                              590          -         15           -          -          -         605

                                         --------------------------------------------------------------------------------
Total income                                   1,098          -         15           -          -          -       1,113

Operating expenses                             (186)          -          -           -          -          -       (186)
Depreciation of operating lease assets         (152)          -          -           -          -          -       (152)

Provisions for bad and doubtful debts              -          -          -           -          -          -           -
Provisions for cont liabs and commits              -          -          -           -          -          -           -
Amounts w/o fixed asset investments            (256)          -          -           -          -          -       (256)
Losses on asset disposals                          -          -       (15)           -          -          -        (15)

                                         --------------------------------------------------------------------------------
Profit before tax                                504          -          -           -          -          -         504
                                         --------------------------------------------------------------------------------


                                         --------------------------------------------------------------------------------
2000
                                                       Profits/  Losses on
                                           Statutory  Losses on      Asset        Cost   Goodwill       IEM      Trading
                                               Basis  Disposals  Disposals        Prog Impairment Impairment       Basis
                                           (pound) m   (pound)m   (pound)m   (pound) m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------

Net interest income                              441          -          -           -          -          -         441
Non-interest income                              423          -          -           -          -          -         423

                                         --------------------------------------------------------------------------------
Total income                                     864          -          -           -          -          -         864

Operating expenses                             (155)          -          -           -          -          -       (155)
Depreciation of operating lease assets         (100)          -          -           -          -          -       (100)
Provisions for bad and doubtful debts              -          -          -           -          -          -           -
Provisions for cont liabs and commits              -          -          -           -          -          -           -
Amounts w/o fixed asset investments             (34)          -          -           -          -          -        (34)

                                         --------------------------------------------------------------------------------
Profit before tax                                575          -          -           -          -          -         575
                                         --------------------------------------------------------------------------------


Group Infrastructure

                                         --------------------------------------------------------------------------------
2002                                                 Profits /
                                           Statutory Losses on  Goodwill      Goodwill Stock            Cost     Trading
                                               Basis  Disposals Impairm't      Amort'n    Options       Prog       Basis
                                           (pound) m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------
Net interest income                            (175)          -          -           -          -          -       (175)
Non-interest income                              106          -          -           -          -          -         106

                                         --------------------------------------------------------------------------------
Total income                                    (69)          -          -           -          -          -        (69)

Operating expenses                           (1,486)          -      1,122          64         37         11       (252)
Depreciation of operating lease assets             -          -          -           -          -          -           -
Provisions for bad and doubtful debts              1          -          -           -          -          -           1
Provisions for cont liabs and commits           (35)          -          -           -          -          -        (35)
Amounts w/o fixed asset investments                -          -          -           -          -          -           -

                                         --------------------------------------------------------------------------------
Profit before tax                            (1,589)          -      1,122          64         37         11       (355)
                                         --------------------------------------------------------------------------------


                                         --------------------------------------------------------------------------------
2001                                                 Profits /
                                           Statutory Losses on  Goodwill      Goodwill Stock            Cost     Trading
                                               Basis  Disposals Impairm't      Amort'n    Options       Prog       Basis
                                           (pound) m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------

Net interest income                             (43)          -          -           -          -          -        (43)
Non-interest income                              147       (81)          -           -          -          -          66

                                         --------------------------------------------------------------------------------
Total income                                     104       (81)          -           -          -          -          23

Operating expenses                             (262)          -          -          36          -          -       (226)
Depreciation of operating lease assets             -          -          -           -          -          -           -
Provisions for bad and doubtful debts              -          -          -           -          -          -           -
Provisions for cont liabs and commits             17          -          -           -          -          -          17
Amounts w/o fixed asset investments                -          -          -           -          -          -           -

                                         --------------------------------------------------------------------------------
Profit before tax                              (141)       (81)          -          36          -          -       (186)
                                         --------------------------------------------------------------------------------


                                         --------------------------------------------------------------------------------
2000                                                 Profits /
                                           Statutory Losses on  Goodwill      Goodwill Stock            Cost     Trading
                                               Basis  Disposals Impairm't      Amort'n    Options       Prog       Basis
                                           (pound) m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m   (pound) m
                                         --------------------------------------------------------------------------------

Net interest income                              (8)          -          -           -          -          -         (8)
Non-interest income                              145       (65)          -           -          -          -          80

                                         --------------------------------------------------------------------------------
Total income                                     137       (65)          -           -          -          -          72

Operating expenses                             (217)          -          -          12          -          -       (205)
Depreciation of operating lease assets             -          -          -           -          -          -           -
Provisions for bad and doubtful debts            (1)          -          -           -          -          -         (1)
Provisions for cont liabs and commits           (12)          -          -           -          -          -        (12)
Amounts w/o fixed asset investments                -          -          -           -          -          -           -

                                         --------------------------------------------------------------------------------
Profit before tax                               (93)       (65)          -          12          -          -       (146)
                                         --------------------------------------------------------------------------------

Appendix 7.4:  Detailed reconciliation of Statutory P&L to "Trading P&L"

2002 profit before tax

                                                ------------------------------------------------------------------
                                                        Retail                Wholesale Banking             Group
                                                       Banking        WM&LTS          (pound) m   Infrastructure.
                                                     (pound) m     (pound) m                       (pound) m
                                                ------------------------------------------------------------------
Stated statutory net interest income                     1,666           739           459             (175)

                                                ------------------------------------------------------------------
'Trading' net interest income                            1,666           739           459             (175)

Stated statutory non-interest income                       769         (503)           504               106

Trading adjustments:

 -  Embedded value re-basing                                32           600             -                 -
 -  Wholesale Banking losses on asset disposals              -             -           104                 -
 -  Other asset disposals                                    -             -          (44)                 -

                                                ------------------------------------------------------------------
'Trading' non-interest income                              801            97           564               106

                                                ------------------------------------------------------------------
'Trading' total income                                   2,467           836         1,023              (69)

Stated statutory operating expenses                    (1,083)         (392)         (233)           (1,486)

Trading adjustments:

 -  Goodwill charges                                         -             -            16             1,186
 - Cost programme implementation                            16            14             3                11
 -  Share write-downs                                        -             -             -                37

                                                ------------------------------------------------------------------
'Trading' operating expenses                           (1,067)         (378)         (214)             (252)

Stated statutory depreciation of operating
lease assets                                              (23)           (5)         (252)                 -

Trading adjustments:

 -  IEM impairment                                           -             -            38                 -

                                                ------------------------------------------------------------------
'Trading' depreciation of operating lease
assets                                                    (23)           (5)         (214)                 -

Provisions for bad and doubtful debts                    (139)         (129)         (247)                 1
Provisions for contingent liabs and commits               (11)           (4)             -              (35)
Amounts written off fixed asset investments                  -             2         (513)                 -
Wholesale Banking losses on asset disposals                  -             -         (104)                 -
IEM impairment                                               -             -          (38)                 -

                                                ------------------------------------------------------------------
'Trading' profit before tax                              1,227           322         (307)             (355)
                                                ------------------------------------------------------------------

2001 profit before tax

                                                ------------------------------------------------------------------
                                                        Retail                Wholesale Banking             Group
                                                       Banking        WM&LTS          (pound) m   Infrastructure.
                                                     (pound) m     (pound) m                            (pound) m
                                                ------------------------------------------------------------------

Stated statutory net interest income                     1,586           641                508              (24)

Prior year restatements:

 -  RCI restatement                                          -             -                  -              (19)

                                                ------------------------------------------------------------------
Restated 'trading' net interest income                   1,586           641                508              (43)

Stated statutory non-interest income                       952           154                590               147

Prior year restatements:

 -  Embedded value re-basing                              (34)         (409)                  -                 -

Trading adjustments:

 -  Embedded value re-basing                                34           409                  -                 -
 -  Wholesale Banking losses on asset disposals              -             -                 15                 -
 -  Other asset disposals                                 (49)             -                  -              (81)

                                                ------------------------------------------------------------------
Restated 'trading' non-interest income                     903           154                605                66

                                                ------------------------------------------------------------------
Restated 'trading' total income                          2,489           795              1,113                23

Stated statutory operating expenses                    (1,016)         (392)              (186)             (256)

Prior year restatements:

-  Share write-downs                                         -             -                  -               (6)

Trading adjustments:

 -  Goodwill charges                                         -             -                  -                36

                                                ------------------------------------------------------------------
Restated 'trading' operating expenses                  (1,016)         (392)              (186)             (226)

Depreciation of operating lease assets                    (97)           (7)              (152)                 -
Provisions for bad and doubtful debts                    (142)         (121)                  -                 -
Provisions for contingent liabs and commits                (8)             -                  -                17
Amounts written off fixed asset investments                  -             -              (256)                 -
Wholesale Banking losses on asset disposals                  -             -               (15)                 -

                                                ------------------------------------------------------------------
Restated 'trading' profit before tax                     1,226           275                504             (186)
                                                ------------------------------------------------------------------


2000 profit before tax

                                                ------------------------------------------------------------------
                                                        Retail                Wholesale Banking             Group
                                                       Banking        WM&LTS                (pound) m   Infrastructure.
                                                     (pound) m     (pound) m                            (pound) m
                                                ------------------------------------------------------------------

Stated statutory net interest income                     1,615           632                441               (8)

                                                ------------------------------------------------------------------
Restated 'trading' net interest income                   1,615           632                441               (8)

Stated statutory non-interest income                       916           130                423               145

Prior year restatements:

 - Embedded value re-basing                               (13)          (89)                  -                 -

Trading adjustments:

 -  Embedded value re-basing                                13            89                  -                 -
 -  Other asset disposals                                    -             -                  -              (65)

                                                ------------------------------------------------------------------
Restated 'trading' non-interest income                     916           130                423                80

                                                ------------------------------------------------------------------
Restated 'trading' total income                          2,531           762                864                72

Stated statutory operating expenses                      (995)         (452)              (155)             (213)

Prior year restatements:

 -  Share write-downs                                        -             -                  -               (4)

Trading adjustments:

 -  Goodwill charges                                         -             -                  -                12

                                                ------------------------------------------------------------------
Restated 'trading' operating expenses                    (995)         (452)              (155)             (205)

Depreciation of operating lease assets                    (69)           (9)              (100)                 -
Provisions for bad and doubtful debts                    (156)         (116)                  -               (1)
Provisions for contingent liabs and commits               (11)             2                  -              (12)
Amounts written off fixed asset investments                  -             2               (34)                 -

                                                ------------------------------------------------------------------
Restated 'trading' profit before tax                     1,300           189                575             (146)
                                                ------------------------------------------------------------------



Appendix 8:  Trading profit and loss account by business segment

                                                                 ------------------------------------------------------
Retail Banking 2002                                               Retail Bank           AN       General         Total
                                                                    (pound) m         Life     Insurance
                                                                                 (pound) m     (pound) m     (pound) m
                                                                 ------------------------------------------------------
Net interest income                                                     1,661            8           (3)         1,666

  Fees and commissions receivable                                         354           61           148           563
  Fees and commissions payable                                           (38)            -             -          (38)
                                                                 ------------------------------------------------------
Net fees and commissions                                                  316           61           148           525
Other operating income                                                    128          147             1           276

                                                                 ------------------------------------------------------
Non-interest income                                                       444          208           149           801

                                                                 ------------------------------------------------------
Total operating income                                                  2,105          216           146         2,467

Salaries and other staff costs                                          (502)          (6)          (10)         (518)
Bank, legal, marketing and professional expenses                         (53)          (1)          (11)          (65)
Software, computer and other administration expenses                    (233)          (4)          (30)         (267)
Depreciation and amortisation                                            (62)          (-)           (-)          (62)
Other property and equipment expenses                                   (152)          (-)           (3)         (155)

                                                                 ------------------------------------------------------
Operating expenses                                                    (1,002)         (11)          (54)       (1,067)

Depreciation on operating lease assets                                   (23)            -             -          (23)
Provisions for bad and doubtful debts                                   (139)            -             -         (139)
Provisions for contingent liabilities and commitments                    (11)            -             -          (11)

                                                                 ------------------------------------------------------
Profit before tax                                                         930          205            92         1,227
                                                                 ------------------------------------------------------

2001

Net interest income                                                     1,579           11           (4)         1,586

  Fees and commissions receivable                                         367           51           133           551
  Fees and commissions payable                                           (55)            -           (1)          (56)
                                                                 ------------------------------------------------------
Net fees and commissions                                                  312           51           132           495
Other operating income                                                    253          153             2           408
                                                                 ------------------------------------------------------
Non-interest income                                                       565          204           134           903

                                                                 ------------------------------------------------------
Total operating income                                                  2,144          215           130         2,489

Salaries and other staff costs                                          (479)          (5)          (10)         (494)
Bank, legal, marketing and professional expenses                         (97)          (1)             -          (98)
Software, computer and other administration expenses                    (196)          (3)          (22)         (221)
Depreciation and amortisation                                            (68)            -           (6)          (74)
Other property and equipment expenses                                   (124)          (1)           (4)         (129)
                                                                 ------------------------------------------------------
Operating expenses                                                      (964)         (10)          (42)       (1,016)

Depreciation on operating lease assets                                   (97)            -             -          (97)
Provisions for bad and doubtful debts                                   (142)            -             -         (142)
Provisions for contingent liabilities and commitments                     (5)          (3)             -           (8)

                                                                 ------------------------------------------------------
Profit before tax                                                         936          202            88         1,226
                                                                 ------------------------------------------------------

                                                                                            ---------------------------
                                                                                                    2002          2001
                                                                                            ---------------------------
Cost: income ratio (%)                                                                             43.7%         42.5%

Retail Banking net interest spread (%)                                                             1.79%         1.86%
Retail Banking net interest yield (%)                                                              4.93%         5.93%
Retail Banking net interest cost (%)                                                               3.14%         4.07%

Retail Banking margin (%)                                                                          2.03%         2.11%

Average product holdings per active customer                                                        2.11          2.13
Average product holdings per bank account customer                                                  2.82          2.83

Average risk weighted assets (gross of securitisations) ((pound)bn)                                 41.6          38.4
Post-tax return on regulatory equity (RoE) (%)                                                     24.5%         26.2%




                                                 -------------------------------------------------------------------------
Wealth Management & Long-Term Savings 2002         Scottish    Scottish               FN  Wealth       cahoot        2002
                                                     Mutual        Prov                     Mgmt                    Total
                                                  (pound) m   (pound) m    (pound) m   (pound) m    (pound) m   (pound) m
                                                 -------------------------------------------------------------------------
Net interest income                                      29          55          464         165           26         739

  Fees and commissions receivable                         2           -          108          50           10         170
  Fees and commissions payable                          (2)           -        (194)        (16)          (6)       (218)
                                                 -------------------------------------------------------------------------
Net fees and commissions                                  -           -         (86)          34            4        (48)
Other operating income                                  108         (8)           38           7            -         145

                                                 -------------------------------------------------------------------------
Non-interest income                                     108         (8)         (48)          41            4          97

                                                 -------------------------------------------------------------------------
Total operating income                                  137          47          416         206           30         836

Salaries and other staff costs                          (2)           -        (103)        (68)         (12)       (185)
Bank, legal, marketing and prof. expenses                 -           -         (20)        (23)         (21)        (64)
Software, computer and other administration
expenses                                                (2)         (1)         (28)        (44)          (8)        (83)
Depreciation and amortisation                             -           -          (6)         (5)          (1)        (12)
Other property and equipment expenses                     -           -         (25)         (8)          (1)        (34)

                                                 -------------------------------------------------------------------------
Operating expenses                                      (4)         (1)        (182)       (148)         (43)       (378)

Depreciation of operating lease assets                    -           -          (5)           -            -         (5)
Provisions for bad and doubtful debts                     -           -        (115)         (2)         (12)       (129)
Provisions for contingent liabilities &
commitments                                               -           -          (4)           -            -         (4)
Amounts written off fixed asset investments
                                                          -           -            -           2            -           2
                                                 -------------------------------------------------------------------------
                                                 -------------------------------------------------------------------------
Profit/(loss) before tax                                133          46          110          58         (25)       (322)
                                                 -------------------------------------------------------------------------


                                                 -------------------------------------------------------------------------
Wealth Management & Long-Term Savings 2001         Scottish     Scottish          FN      Wealth       cahoot        2001
                                                     Mutual         Prov                    Mgmt                    Total
                                                  (pound) m    (pound) m   (pound) m   (pound) m    (pound) m   (pound) m
                                                 -------------------------------------------------------------------------

Net interest income                                      16           27         461         143          (6)         641

Dealing profits                                           2            -           -           -            -           2
Dividend Income                                           -            -           -           2            -           2
  Fees and commissions receivable                         5            -         118          38            2         163
  Fees and commissions payable                          (1)            -       (183)        (12)          (2)       (198)
                                                 -------------------------------------------------------------------------
Net fees and commissions                                  4            -        (65)          26            -        (35)
Other operating income                                  146            3          32           4            -         185

                                                 -------------------------------------------------------------------------
Non-interest income                                     152            3        (33)          32            -         154

                                                 -------------------------------------------------------------------------
Total operating income                                  168           30         428         175          (6)         795

Salaries and other staff costs                          (2)            -        (89)        (57)          (6)       (154)
Bank, legal, marketing and prof. expenses                 -            -        (12)        (20)         (28)        (60)
Software, computer and other administration
expenses                                                (2)            -        (96)        (32)         (14)       (144)
Depreciation and amortisation                             -            -         (5)         (5)          (1)        (11)
Other property and equipment expenses                     -            -        (12)        (10)          (1)        (23)

                                                 -------------------------------------------------------------------------
Operating expenses                                      (4)            -       (214)       (124)         (50)       (392)

Depreciation of operating lease assets                    -            -         (7)           -            -         (7)
Provisions for bad and doubtful debts                     -            -       (113)         (1)          (7)       (121)

                                                 -------------------------------------------------------------------------
Profit/(loss) before tax                                164           30          94          50         (63)         275
                                                 -------------------------------------------------------------------------


                                                                 ----------------------------------
Wholesale Banking 2002                                                     2002               2001
                                                                      (pound) m          (pound) m
                                                                 ----------------------------------
Net interest income                                                         459                508

Dealing profits                                                             103                174
  Fees and commissions receivable                                            44                 91
  Fees and commissions payable                                             (21)               (18)
                                                                 ----------------------------------
Net fees and commissions                                                     23                 73
Other operating income                                                      438                358

                                                                 ----------------------------------
Non-interest income                                                         564                605

                                                                 ----------------------------------
Total operating income                                                    1,023              1,113

Salaries and other staff costs                                            (111)              (111)
Bank, legal, marketing and professional expenses                           (13)               (11)
Software, computer and other administration expenses                       (74)               (51)
Depreciation and amortisation (excluding operating leases)                  (7)                (6)
Other property and equipment expenses                                       (9)                (7)

                                                                 ----------------------------------
Operating expenses                                                        (214)              (186)

Depreciation of operating lease assets                                    (214)              (152)

Provisions for bad and doubtful debts                                     (247)                  -
Amounts written off fixed asset investments                               (513)              (256)
Losses on disposal of credit impaired assets                              (104)               (15)
IEM impairment                                                             (38)                  -

                                                                 ----------------------------------
(Loss) / profit before tax                                                (307)                504
                                                                 ----------------------------------


Cost: income ratio  (%)                                                    26.5               19.4
Net interest margin  (%)                                                   0.40               0.45
Average interest earning assets  ((pound)bn)                              115.0              112.9
Post-tax return on regulatory equity  (%)                                 (8.4)               12.4
                                                                 ----------------------------------




                                                                 ----------------------------------
Group Infrastructure 2002                                                  2002               2001
                                                                      (pound) m          (pound) m
                                                                 ----------------------------------

Net interest income                                                       (175)               (43)

Dividend income                                                               -                  1
  Fees and commissions receivable                                            10                  1
  Fees and commissions payable                                                2                (3)
                                                                 ----------------------------------
Net fees and commissions                                                     12                (2)
Other operating income                                                       94                 67

                                                                 ----------------------------------
Non-interest income                                                         106                 66

Total operating income                                                     (69)                 23

Salaries and other staff costs                                             (74)               (57)
Bank, legal, marketing and professional expenses                           (39)               (56)
Software, computer and other administration expenses                       (99)               (68)
Depreciation and amortisation                                              (22)               (23)
Other property and equipment expenses                                      (18)               (22)

                                                                 ----------------------------------
Operating expenses                                                        (252)              (226)

Provisions for bad & doubtful debts                                           1                  -
Provisions for contingent liabilities and commitments                      (35)                 17

                                                                 ----------------------------------
Loss before tax                                                           (355)              (186)
                                                                 ----------------------------------


Appendix 9:  Life Assurance disclosures

Modified statutory solvency basis
                                                                  -----------------------------------
                                                                       31 December       31 December
                                                                              2002              2001
                                                                         (pound) m         (pound) m
                                                                  -----------------------------------
Summarised profit and loss account

Earned premiums (net of reinsurance)                                         3,026             3,776
Net investment returns                                                       1,115             1,015
Unrealised gains on investments                                                  -                 1
Other income and charges                                                        16             7,871

                                                                  -----------------------------------
Total income                                                                 4,157            12,663

Claims paid (net of reinsurance)                                           (2,646)           (1,990)
Changes in technical provisions                                                461           (9,042)
Operating expenses                                                           (433)             (375)
Investment expenses and charges                                              (951)             (335)
Unrealised losses on investments                                           (2,319)           (1,494)
Other technical charges net of reinssurance                                   (61)              (48)
Tax attributable to the long-term business fund                                 29               195
Transfer to the fund for future appropriations                                 879               401

                                                                  -----------------------------------
Total expenditure                                                          (5,041)          (12,688)

Balance on the technical account - long-term business                        (884)              (25)

Tax credit attributable to balance on the technical account -
long-term business                                                            (49)                 9
Income in the shareholders' funds                                               91                72
Expenses in the shareholders' funds                                           (29)              (23)
Goodwill amortisation and impairment                                         (588)              (18)

                                                                  -----------------------------------
Operating (loss) / profit on ordinary activities before tax                (1,459)                15

Tax credit / (charge) on (loss) / profit on ordinary activities                 29              (23)

                                                                  -----------------------------------
Loss for the financial year                                                (1,430)               (8)
                                                                  -----------------------------------

Summarised balance sheet

Investments                                                                 19,990            21,022
Assets held to cover linked liabilities                                      6,628             7,962
Debtors and prepayments and other accrued income                             3,814             2,842
Other assets                                                                 1,592             1,764

                                                                  -----------------------------------
Total assets (1)                                                            32,024            33,590
                                                                  -----------------------------------

Technical provisions                                                        20,069            18,509
Technical provisions for linked liabilities                                  6,699             7,988
Fund for future appropriations                                               (995)             (116)
Subordinated liabilities                                                     1,535             1,488
Other creditors                                                              2,103             2,546
Shareholders' equity                                                         2,613             3,175

                                                                  -----------------------------------
Total liabilities                                                           32,024            33,590
                                                                  -----------------------------------

(1) Total assets disclosed on the face of the balance sheet as:

Long-term assurance business attributable to the shareholders                2,613             3,175
Long-term assurance business attributable to the policy holders             29,411            30,415

                                                                  -----------------------------------
Total                                                                       32,024            33,590
                                                                  -----------------------------------


The above disclosures have been extracted from draft accounts prepared in compliance with the special provisions relating to insurance groups of Section 255A and Schedule 9A to the Companies Act 1985. The accounts are prepared in accordance with applicable UK accounting standards under the historical cost accounting rules modified to include the revaluation of investments. The accounts have also been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in December 1998.

On 1 August 2001 the long-term business of The Scottish Provident Institution was transferred to Scottish Provident Limited in accordance with Schedule 2c of the former Insurance Companies Act 1982. The value of assets and long-term business technical provisions transferred on that date are the main components of the "other income and charges" and "changes in technical provisions" in the 2001 Profit and Loss Account.

Reconciliation of embedded value to modified statutory solvency basis

                                                       --------------------------------------------------------
                                                                     12 months to 31 December 2002
                                                                  AN            SMA             SP       Total
                                                                Life
                                                           (pound) m      (pound) m      (pound) m   (pound) m
                                                       --------------------------------------------------------
Reconciliation of profit and loss

Income from long-term assurance business after the
re-basing of embedded value                                       69          (246)           (51)       (228)

Net present value of future profits                             (21)          (153)             14       (160)
Timing differences                                              (24)          (493)            (2)       (519)
Shareholder fund earnings                                         43             14              8          65
Goodwill                                                           -              -          (588)       (588)

                                                       --------------------------------------------------------
Modified statutory solvency profit / (loss) for the
financial year after tax                                          67          (878)          (619)     (1,430)
                                                       --------------------------------------------------------



                                                       --------------------------------------------------------
                                                                     12 months to 31 December 2001
                                                                  AN            SMA             SP       Total
                                                                Life
                                                           (pound) m      (pound) m      (pound) m   (pound) m
                                                       --------------------------------------------------------

Reconciliation of profit and loss

Income from long-term assurance business after the
re-basing of embedded value                                       75          (117)           (37)        (79)

Net present value of future profits                             (43)          (109)              3       (149)
Timing differences                                                13            177              -         190
Shareholder fund earnings                                         36              9              3          48
Goodwill                                                           -              -           (18)        (18)

                                                       --------------------------------------------------------
Modified statutory solvency profit / (loss) for the
financial year after tax                                          81           (40)           (49)         (8)
                                                       --------------------------------------------------------

The above tables reconcile the embedded value earnings to the earnings in the individual Life companies statutory accounts produced in accordance with the Statement of Recommended Practice on Accounting in Insurance Business issued by the Association of British Insurers in December 1998.

The main differences between accounting methods are the inclusion of the discounted value of future profits in the embedded value based accounts and timing differences (including deferred acquisition costs) substantially due to the prudential treatment of policies with guarantees within the Modified Statutory Solvency Basis. In particular the statutory reserve for With-profits Bonds with guarantees on certain policy anniversaries must reflect the fact that all policies will reach the policy guarantee date and that they will also all exercise their option. The embedded value, however, adopts best estimate assumptions for persistency and can also allow for some future equity gains from the current levels of the market whereas the statutory liability does not.

Goodwill appears as a reconciling item between the two methods as it is held centrally in the Abbey National Group accounts. In addition, some goodwill also appears in the individual company accounts under the modified statutory solvency basis.

Principal assumptions used

                                           --------------------------
                                                    2002        2001
                                                       %           %
                                           --------------------------

Risk adjusted discount rate
Post-tax investment return:                          8.5         8.5
Equities - pension business                          7.0         7.0
   Equities - life business                          7.5         7.5
Gilts                                                5.0         5.0
Corporate bonds                                     5.75        5.75
Inflation (indexation)                               2.5         2.5
Inflation (expenses)                                 3.5         3.5
                                           --------------------------

Demographic assumptions in respect of mortality and morbidity have been derived from the relevant company's operating experience together with information gathered within the life assurance industry on likely future trends.

Product persistency and expense assumptions are derived from the experience of the relevant company. In the case of expenses the business operates an activity-based cost model to attribute costs between those relating to the acquisition of new business and those to support the administration of in-force business. The resulting assumptions are then used within the overall basis for calculating new business contribution and the value of in-force business.

Current tax rates and applicable legislation for the relevant territory applicable to each company are assumed to remain unchanged into the future except where changes in future tax rates have already been announced.

Current methods and bases for calculating statutory reserves are assumed to continue unaltered, as are bases used to calculate early surrender values.

The value of in-force business allows for future premiums receivable under regular premium business but does not include any non-contractual increments nor rebate premiums due from the Department of Social Security. Any such receipts will be included in the value of new business in a future year when such premiums are received.


Methodology

The shareholders' interest in the long-term business operations is represented by the embedded value. The embedded value is the total of the net assets of the long-term operations and the present value at risk discount rates (which incorporate a risk margin) of the projected releases to shareholders arising from the business in-force. The releases to shareholders are obtained by projecting forward the in-force business at the end of the period using the assumptions described above.

The embedded value profit over the year is then measured as the movement in the embedded value over the year, adjusted for any capital injections or dividends paid. Pre-tax profits are obtained by taking this net of tax movement and grossing up at the applicable rate of tax for the company concerned.


Alternative assumptions

The following table illustrates the sensitivity of the new business contribution and value of in-force business to changes in key economic assumptions:

                                 --------------------------------------------------------------------
                                   New business contribution          Value of in-force business

                                     Investment     Discount rate       Investment     Discount rate
                                   return rates                       return rates
                                      (pound) m         (pound) m        (pound) m         (pound) m
                                 --------------------------------------------------------------------
Increase of one percentage point           16.5            (16.3)             95.5            (81.4)

Decrease of one percentage point         (15.8)              17.6           (91.3)              90.9

                                 --------------------------------------------------------------------

The sensitivities shown here are calculated by changing the particular assumption in isolation and do not contain any other assumption changes which may normally be made alongside such a change in determining a mutually consistent economic basis.

Changes in investment return rates will have the impact of changing the future releases to shareholders as the projected cashflows will increase or decrease in the future. Changes in discount rates do not change the projected releases, only the present value of them.

Life assurance - new business by geography

                                           ------------------------------------------------
                                              31 December      31 December     31 December
                                                     2002             2001            2000
                                                (pound) m        (pound) m       (pound) m
                                           ------------------------------------------------
United Kingdom annualised equivalent                  428              495             485
Non-United Kingdom annualised equivalent              111              120              53
                                           ------------------------------------------------
                                                      539              615             538
                                           ------------------------------------------------


FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.


Other information

1. The financial information in this preliminary statement does not constitute statutory accounts as defined in s240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the year ended 31 December 2001. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. Those accounts have been delivered to the Registrar of Companies.

2. The financial information in this release is prepared on the basis of the accounting policies as stated in the previous year's financial statements, except for the expensing of stock options, providing for deferred tax on a full provision basis (FRS 19), and the reclassification of Reserve Capital Instruments (UITF Abstract 33) and embedded value. A summary of all accounting restatements is included in Appendix 4, with a detailed reconciliation included in Appendix 7.

3. An annual report on Form 20-F is expected to be filed with the Securities and Exchange Commission in the United States of America on 7 March 2003.

4. The preliminary statement was approved by the board of directors of Abbey National plc on 25 February 2003.

5. The ex-dividend date is 19 March 2003; the record date is 21 March 2003; the payment date is 6 May 2003; the scrip election date is 28 March 2003.

6. The scrip price will be calculated utilising the average of the mid-market price of Abbey National plc shares over the period 19 - 21 March 2003. The scrip share price can be obtained from 24 March 2003 on the Abbey National Group web site: www.abbeynational.com or by telephoning Abbey National Shareholder Services on 0870 532 9430.

7.  The AGM will take place on 24 April 2003.

8.  The 2003 interim results announcement is expected to be on 30 July 2003.

9. This report will also be available on the Abbey National Group web site: www.abbeynational.com from 26 February 2003.


Jon Burgess
Head of Investor Relations

For further information contact:

investor@abbeynational.co.uk


Tel:   (020) 7756 4181
       (020) 7756 4184






           Abbey National plc Registered Office: Abbey National House,
                2 Triton Square, Regent's Place, London NW1 3AN

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ABBEY NATIONAL plc


Date:    28 Feb 2002                        By  /s/ Jonathan Burgess
                                                ----------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations